    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996


                                                       REGISTRATION NO. 333-6311
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                              METRO NETWORKS, INC.
             (Exact name of Registrant as specified in its charter)

         DELAWARE                       4899                  76-0505148
      (State or other            (Primary Standard         (I.R.S. Employer
      jurisdiction of        Industrial Classification   Identification No.)
     incorporation or               Code Number)
       organization)

                            2800 POST OAK BOULEVARD
                                   SUITE 4000
                              HOUSTON, TEXAS 77056
                                 (713) 407-6000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              DAVID I. SAPERSTEIN
                            CHIEF EXECUTIVE OFFICER
                              METRO NETWORKS, INC.
                            2800 Post Oak Boulevard
                                   Suite 4000
                              Houston, Texas 77056
                                 (713) 407-6000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

      Neil A. Torpey, Esq.         Robert E. Buckholz, Jr.,
   Paul, Hastings, Janofsky &                Esq.
             Walker                   Sullivan & Cromwell
        399 Park Avenue                125 Broad Street
    New York, New York 10022       New York, New York 10004

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                             PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE     AGGREGATE OFFERING      AMOUNT OF REGISTRATION
              REGISTERED                         PRICE(1)                    FEE
Common Stock, $.001 par value..........        $115,920,000                $39,656

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              METRO NETWORKS, INC.
                             CROSS-REFERENCE SHEET
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                    REQUIRED BY ITEMS OF PART I OF FORM S-1

REGISTRATION STATEMENT ITEM                                                      LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------

       1.  Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus.......................  Front Cover Page of Registration Statement;
                                                                  Cross-Reference Sheet; Outside Front Cover Page of
                                                                  Prospectus

       2.  Inside Front and Outside Back Cover Pages of
           Prospectus...........................................  Inside Front and Outside Back Cover Pages of
                                                                  Prospectus

       3.  Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges............................  Prospectus Summary; Risk Factors; The Company;
                                                                  Selected Consolidated Financial Data

       4.  Use of Proceeds......................................  Use of Proceeds

       5.  Determination of Offering Price......................  Underwriting

       6.  Dilution.............................................  Dilution

       7.  Selling Security Holders.............................  Principal and Selling Stockholders

       8.  Plan of Distribution.................................  Underwriting

       9.  Description of Securities to be Registered...........  Description of Capital Stock

      10.  Interests of Named Experts and Counsel...............  *

      11.  Information with Respect to the Registrant...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                  Summary; Risk Factors; The Company; Capitalization;
                                                                  Selected Financial and Operating Data; Management's
                                                                  Discussion and Analysis of Financial Condition and
                                                                  Results of Operations; Business; Management;
                                                                  Principal and Selling Stockholders; Certain
                                                                  Transactions; Description of Capital Stock; Shares
                                                                  Eligible for Future Sale; Available Information;
                                                                  Combined Financial Statements

      12.  Disclosure of Commission Position on Indemnification
           for Securities Act Liabilities.......................  *

------------------------
* Not applicable.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED OCTOBER 11, 1996


                                7,200,000 SHARES
                              METRO NETWORKS, INC.

              [LOGO]

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                 --------------

    Of the 7,200,000 shares of Common Stock offered hereby, 3,600,000 shares are being sold by the Company and 3,600,000 shares are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. For factors to be considered in determining the initial public offering price, see "Underwriting."

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREOF FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    Application will be made for quotation of the Common Stock on the Nasdaq National Market under the symbol "MTNT."
                                 --------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL  OFFENSE.

                                 --------------

                                        INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO       PROCEEDS TO SELLING
                                        OFFERING PRICE        DISCOUNT(1)            COMPANY(2)          STOCKHOLDER(2)
                                      ------------------  --------------------  --------------------  --------------------
Per Share...........................          $                    $                     $                     $
Total(3)............................          $                    $                     $                     $

--------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $700,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 1,080,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company
    will be $      , $      and $      , respectively. See "Underwriting".
                                 --------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
           , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                                CS FIRST BOSTON
                                                    DONALDSON, LUFKIN & JENRETTE
                                         SECURITIES CORPORATION

                                 --------------

               The date of this Prospectus is             , 1996.

EDGAR DESCRIPTION

    [A map of the United States is depicted with circles used to indicate each of Metro Networks Markets which are Phoenix and Tucson, Arizona; Los Angeles, Modesto, Oxnard, Sacramento, Riverside/San Bernadino, San Diego, San Francisco, San Jose and Stockton, California; Denver, Colorado; Danbury, Hartford and New Haven, Connecticut; Wilmington, Delaware; Daytona Beach, Jacksonville, Miami/Ft. Lauderdale, Orlando, Tampa/St. Petersburg/Clearwater and West Palm Beach, Florida; Altanta, Georgia; Chicago, Illinois; Indianapolis, Indiana; Louisville, Kentucky; Baltimore, Maryland; Boston, Massachusetts; Detroit, Michigan; Minneapolis/St. Paul, Minnestoa; Kanasas City and St. Louis, Missouri; Omaha, Nebraska; Las Vegas, Nevada; Monmouth/Ocean counties, New Jersey; Albuquerque, New Mexico; Buffalo, New York, Rochester and Nassau County, New York; Charlotte/Gastonia, North Carolina; Cincinnati, Cleveland/Akron/ Columbus, Ohio; Oklahoma City, Oklahoma; Portland, Oregon; Philadelphia and Pittsburgh, Pennsylvania; Providence, Rhode Island; Memphis and Nashville, Tennessee; Austin, Dallas/Ft. Worth, Houston/Galveston, San Antonio, Texas; Salt Lake City, Utah; Richmond, Norfolk/Virginia Beach, Virginia; Seattle/Tacoma, Washington; Washington D.C. and Milwaukee, Wisconsin.

    Color photographs of the types of news and information services that the Company's networks may provide to its affiliates will be presented. These include: a blazing fire, traffic jams, sporting events, weather updates and information on current events. Certain text from the overview section of the prospectus will also be repeated here. The logos of the Company's various information services will also be presented including: Metro Video News, Metro Network News, Metro Networks, Metro Traffic Control and Metro Information Services.]

                                 --------------

    The Company intends to furnish to its shareholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.
                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND COMBINED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTIONS GRANTED TO THE UNDERWRITERS ARE NOT EXERCISED. IN ADDITION, UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES TO THE COMPANY REFER TO METRO NETWORKS, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARY AFTER THE REORGANIZATION (AS DEFINED HEREIN). A GLOSSARY OF CERTAIN TERMS APPEARING HEREIN HAS BEEN INCLUDED IN THIS PROSPECTUS. SEE "GLOSSARY."

                                  THE COMPANY

OVERVIEW


    The Company is the largest provider of traffic reporting services, according to a March, 1994 market analysis prepared by the United States Department of Transportation, and believes that it is a leading supplier of local news, sports, weather and other information reporting services to the television and radio broadcast industries. The Company's information reports, which are customized to meet the specific needs of each of the Company's individual radio and television station affiliates, are presently being broadcast by approximately 1,275 radio station affiliates and 110 television station affiliates. The Company provides local broadcast information reports in 47 of the 50 largest MSA markets in the United States. In exchange for the Company's information reports, radio and television station affiliates provide commercial airtime inventory to the Company. The packaging and sale of this commercial airtime inventory accounts for substantially all of the Company's revenues. See "-- Advertising Sales and Marketing," "Business" and "Glossary."


    Because the Company has numerous radio station affiliates in each of its markets (averaging 21 affiliates per market), the Company believes that its broadcasts of local traffic information enable advertisers to reach more people, more often, in a higher impact manner than can be achieved using other advertising media. The Company's information reports are broadcast daily in 60 MSA markets and are heard by more than 100 million people (age 12 and over). Such reports and the Company's commercial messages are listened to by an average of 88% of the population (age 12 and over) in its markets. The Company's large network of affiliates offers advertisers the opportunity to reach a broad-based local, regional or national audience, through a single purchase of commercial airtime inventory. See "Business."

    The Company offers advertisers three different networks on which to broadcast their advertisements: the network of radio stations (the "Radio Traffic Services Network") which broadcasts the Company's traffic information reports (the "Radio Traffic Services"); the network of radio stations (the "Expanded Radio Services Network") which broadcasts an array of customized local news, sports, weather and other programming services (the "Expanded Radio Services"); and the network of television stations (the "MetroTV Network") which broadcasts the Company's television traffic services and video news services (the "Television Traffic Services" and "Video News Services" and collectively, the "MetroTV Services"). The Company believes that the Expanded Radio Services Network and the MetroTV Network, both of which are currently being developed, will become separate broad-based networks through which the Company will be able to acquire, package and sell additional commercial airtime inventory. See "Business -- Operating Strategy" and " -- Advertising Sales and Marketing."

    Since its founding in 1978, the Company has demonstrated growth in revenues and EBITDA (I.E., earnings before other expense (income), interest expense, taxes, depreciation and amortization). For the six months ended June 30, 1996, the Company had revenues of $50.1 million, EBITDA of $11.5 million and adjusted EBITDA (I.E., EBITDA plus predecessor shareholder costs) of $12.2 million. For the year ended December 31, 1995, the Company had pro forma revenues of $78.1 million, pro forma EBITDA of $10.0 million and pro forma adjusted EBITDA of $12.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial and Operating Data."

OPERATING STRATEGY

    The Company's strategy is to realize operating efficiencies by (i) expanding geographically; (ii) increasing the number of affiliates using the Radio Traffic Services within existing markets; (iii) developing the Expanded Radio Services;
(iv) developing the MetroTV Services; and (v) continuing to strengthen marketing, sales and inventory management operations.


    -EXPAND GEOGRAPHICALLY.   The Company,  which currently operates  in 60  MSA
     markets in the United States, including 54 of the largest 75 MSA markets, believes that the economic model for its local information services business is viable in each of the largest 75 MSA markets. Since July 1994, the Company has entered 16 new markets and the Company intends to expand into the remaining 21 of the largest 75 MSA markets over the next three years through strategic acquisitions and start-ups. The Company has recently entered into a purchase agreement to acquire all of the assets of Airborne Traffic Network, Inc. ("ATN") and a letter of intent to acquire the assets of Wisconsin Information Systems, Inc. ("WIS") (collectively, the "Pending Acquisitions"). The Company is always examining acquisition and expansion opportunities. See

     "-- Recent Developments."

    -INCREASE  THE NUMBER OF AFFILIATES USING  THE RADIO TRAFFIC SERVICES WITHIN
     EXISTING MARKETS. The Company believes there are substantial opportunities for continued growth in the Radio Traffic Services Network. As of June 30, 1996, the Company provided its Radio Traffic Services to approximately 1,230 radio station affiliates, an increase from approximately 900 radio station affiliates as of December 31, 1994. The Company believes that opportunities are available to increase its market penetration by establishing affiliate relationships with additional radio stations nationwide. Its current Radio Traffic Services Network represents 48.7% of the approximately 2,524 radio stations in the 60 MSA markets in which the Company operates.

    -DEVELOP THE  EXPANDED RADIO  SERVICES.   Having established  a  substantial
     market presence in the Radio Traffic Services, the Company began during 1994 to leverage this business by offering the Expanded Radio Services to its network of radio station affiliates. As of June 30, 1996, the Company provided the Expanded Radio Services to more than 200 radio station affiliates in 28 MSA markets, an increase from 92 radio station affiliates in 17 MSA markets as of December 31, 1994. The Company intends to expand these services to all of its markets by the end of 1997.

    -DEVELOP  THE METROTV SERVICES.  The Company has provided Television Traffic
     Services to the MetroTV Network for over ten years. As of June 30, 1996, this network consisted of 110 television stations in 47 DMA markets, an increase from 71 television stations in 33 DMA markets as of December 31, 1994. In connection with its core Radio Traffic Services business, the Company developed an extensive array of video surveillance and broadcast equipment, including jet helicopters, broadcast quality remote and omni-directional aircraft-mounted camera systems, mobile units, computer-generated graphic displays and broadcasting technology. In 1995, the Company began to use this infrastructure to offer the Video News Services to its network of television station affiliates, and is currently providing these services to 16 of its television station affiliates in 12 of its 47 DMA markets. The MetroTV Services include full service, 24 hours per day/7 days per week video coverage from camera crews in the Company's aircraft and mobile ground units covering breaking news stories. The Company intends to expand the Video News Services into the 25 largest DMA markets in the United States over the next three years.

    -CONTINUE   TO   STRENGTHEN  MARKETING,   SALES  AND   INVENTORY  MANAGEMENT
     OPERATIONS. Over the past year, the Company has invested in, and continues to initiate and implement, new operating strategies and systems to increase revenues and EBITDA. In order to increase the percentage of the Company's commercial airtime inventory sold, the Company has (i) increased its sales force from approximately 70 sales representatives as of December 31, 1994 to approximately 136 sales representatives as of June 30, 1996; (ii) developed a corporate marketing department to support the efforts of its sales representatives by providing extensive training, research, sales/marketing materials and analysis; (iii) hired additional general managers and sales managers to better manage the activities of its sales representatives and enhance its affiliate relations; (iv) fully automated its commercial airtime inventory management system to improve inventory control and pricing; and (v) reduced the level of reciprocal arrangements (the exchange of commercial airtime for goods and services) to focus sales representatives on cash revenue business.

PROGRAMMING

    Every aspect of the Company's information reports (including the length of report, content of report, specific geographic coverage area, time of broadcast, number of reports aired per day, broadcaster's style, etc.) is customized to meet each individual affiliate's requirements. The Company typically works closely with the program directors, news directors, and general managers of its affiliates to ensure that the Company's services meet its affiliates' quality standards. The Company and its affiliates jointly select the on-air broadcasters to ensure that each broadcaster's style is appropriate for the station's format. The Company's broadcasters often become integral "personalities" on such affiliates' stations as a result of their significant on-air presence and interaction with the stations' on-air personnel. In order to realize operating efficiencies, the Company endeavors to utilize its professional broadcasters on multiple affiliate stations within a particular market. Generally, each of the Company's broadcasters delivers reports to between two and four of the Company's affiliates.

    The Company does not require its affiliates to identify the Company as the supplier of its information reports. This provides the Company's affiliates with a high degree of customization and flexibility, as each affiliate has the right to present the information reports provided by the Company as if the affiliate had generated such reports with its own resources. For example, multiple affiliates in a single market may suggest that the Company's infrastructure, including its airplanes, helicopters and broadcasters, are those of the affiliate. See "Business -- Programming".

INFRASTRUCTURE

    The Company believes that its extensive fleet of aircraft and other information-gathering technology and broadcast equipment have allowed the Company to provide high quality programming, enabling it to retain and expand its affiliate base. In the aggregate, the Company utilizes approximately 69 fixed-wing aircraft, 17 helicopters, 30 mobile units, 7 airborne camera systems, 16 fixed-position camera systems, 50 broadcast studios and 1,177 broadcasters and producers. The Company also maintains a staff of computer programmers and graphics experts to supply customized graphics and other visual programming elements to television stations. In addition, the Company's operating centers and broadcast studios have sophisticated computer technology, video and broadcast equipment and cellular and wireless technology which enable the Company's broadcasters to deliver accurate and timely reports to its affiliates. The infrastructure and resources dedicated to a specific market by the Company are determined by the size of the market, the number of affiliates the Company serves in the market and the type of services being provided. See "Business -- Infrastructure."

ADVERTISING SALES AND MARKETING

    The Company's primary source of revenue is the packaging and sale to advertisers of commercial airtime inventory provided to the Company by its affiliates in exchange for its information reports. The Company's standard radio affiliate contract, which is generally for a term of one year or longer, typically requires that for each report provided by the Company, the radio station provide the Company with an opening announcement and a ten second commercial message (or "sponsorship") to be broadcast as part of the report. The Company packages its radio commercial airtime inventory for sale to advertisers on a market-wide, regional or national basis and then broadcasts these sponsorship advertisements among its entire network of affiliates within a particular market on a fair and equal rotation (i.e., each advertiser receives its pro rata share of advertisements on each of the Company's affiliates in the relevant market). The Company believes that its radio sponsorships, which are typically sold in multiple "sponsorship" packages (generally 125, 250 or 500 sponsorships broadcast over four week periods in each market), provide advertisers with an effective and efficient medium to reach a high percentage of the population in its markets. The Company's 500 sponsorship package (which the Company believes is the most frequently purchased package) reaches an average of approximately 70% of the population

(age 12 and over) in the Company's MSA markets. The Company's advertisers have the ability to target individual markets and customize their commercial messages by station format. Because most of the sponsorships are read live, advertisers can change their messages on short notice. The Company believes that its radio advertising networks have a high degree of impact because the commercial messages are imbedded in the affiliates' programming and are generally delivered live by the Company's broadcasters during peak drive periods. The Company provides its MetroTV Services to television stations in exchange for thirty second commercial airtime inventory. The amount and day-part placement of the commercial airtime inventory that the Company receives from television stations varies by market and by the type of service provided by the Company.

    In each of the markets in which it conducts operations, the Company maintains an advertising sales office as part of its operations center. The Company's advertising sales force is able to sell available commercial airtime inventory in any and all of the Company's markets in addition to selling such inventory in each local market. The Company believes this affords its sales representatives an advantage over certain of their competitors. The Company's advertising sales force is comprised of approximately 136 sales representatives. Although the Company typically has two or three sales representatives in an individual market, the number of sales representatives ranges from one to eight depending on the size of the market and the number of potential regional and national advertising clients headquartered in the market. Specialized programs and marketing campaigns, which support nationwide sales and other special forms of advertising, are managed from the Company's headquarters in Houston, Texas.

    As the Company's business has developed, the Company has sold increasing amounts of its commercial airtime inventory to regional/national advertisers. For the year ended December 31, 1994, approximately 25% of the Company's advertising revenue was attributable to regional/national advertisers, with the balance attributable to local advertisers. For the six months ended June 30, 1996, sales to regional/national advertisers accounted for approximately 50% of total advertising revenues. See "Business -- Advertising and Sales".

                              RECENT DEVELOPMENTS

    Since July 1994, through strategic acquisitions and new start-ups, the Company has expanded into 16 new markets, comprised of 14 new markets as a result of strategic acquisitions and two new markets as a result of new start-ups. In this period, the Company has made six strategic acquisitions (which accounted for new markets including Salt Lake City, Utah; Phoenix and Tucson, Arizona; Las Vegas, Nevada; St. Louis, Missouri; Milwaukee, Wisconsin; Nashville and Memphis, Tennessee; Louisville, Kentucky; Charlotte, North Carolina; Providence, Rhode Island; Hartford, Danbury and New Haven, Connecticut) and made an additional strategic acquisition to expand its operations in Atlanta, Georgia. The aggregate purchase price for these acquisitions was approximately $20 million. On a pro forma basis, the operations acquired by the Company in this period generated revenues of approximately $15 million and EBITDA of approximately $3 million for the year ended December 31, 1995. See "Business -- Acquisitions".

    -SALT  LAKE  CITY ACQUISITION.   On  January 3,  1996, the  Company acquired
     Aeromedia, Inc. ("Aeromedia"). As of June 30, 1996, the Company (through Aeromedia) provided traffic services to 22 radio station and two television station affiliates in Salt Lake City, Utah, the thirty-fifth largest MSA market.

    -NEW ENGLAND ACQUISITION. On January 4, 1996, the Company acquired a group of companies (the "Traffic Net Group"). As of June 30, 1996, the Company (through the Traffic Net Group) provided local traffic information services to approximately 70 radio station and three television station affiliates in and around the Hartford, Connecticut area (the forty-first largest MSA market), and Providence, Rhode Island (the thirty-first largest MSA market). In addition, one of the companies in the Traffic Net Group provides weather reporting services to approximately 46 radio station affiliates in Boston, Massachusetts (the tenth largest MSA market), and throughout New England. See "Business -- Acquisitions."

    -KANSAS CITY AND OMAHA LETTER  OF INTENT.    In September 1996, the  Company
     signed an agreement to acquire all the assets of ATN for approximately $1.5 million. As of June 30, 1996 ATN provided traffic services to 16 radio station affiliates in Kansas City, Missouri and Omaha, Nebraska. Such acquisition is expected to close in January 1997.


    -OKLAHOMA  CITY, ALBUQUERQUE, OMAHA AND MILWAUKEE LETTER OF INTENT.  On July
     24, 1996, the Company entered into a letter of intent to acquire all the assets of WIS for approximately $650,000. As of June 30, 1996 WIS provided traffic services to eight radio station affiliates and one television station affiliate in Oklahoma City, 12 radio station affiliates and one television affiliate in Albuquerque, eight radio station affiliates in Omaha and one television station affiliate in Milwaukee.

REORGANIZATION

    From 1978 until the closing of the offering, the business of the Company will have been operated through Metro Traffic Control, Inc., a Maryland corporation; Metro Networks, Ltd., a Texas limited partnership, Metro Video News, Inc., a Texas corporation; Metro Reciprocal, Inc., a Texas corporation and their subsidiaries (collectively, the "Predecessor Companies"). Until the closing of this offering, all of the equity interests in the Predecessor Companies will be owned by David I. Saperstein, the Chairman and Chief Executive Officer of the Company, and certain trusts (the "Trusts") created for the benefit of Mr. Saperstein's children (collectively, the "Saperstein Family").

    In May 1996, Metro Networks, Inc. was incorporated in Delaware. Immediately prior to the closing of this offering, the Saperstein Family will establish Metro Networks, Inc. as a holding company and consolidate the issued and outstanding equity interests in the Predecessor Companies, by exchanging such interests for 9,350,607 shares of Metro Networks, Inc.'s Common Stock and 2,549,750 shares of Metro Networks, Inc.'s Series A Convertible Preferred Stock (the "Reorganization"). Metro Networks, Inc. expects to conduct substantially all of its operations through Metro Traffic Control, Inc. See "Business -- Reorganization."

    The principal executive offices of Metro Networks, Inc. are located at 2800 Post Oak Boulevard, Suite 4000, Houston, Texas 77056. The telephone number at that location is (713) 407-6000.

                                  THE OFFERING

Common Stock offered by the Company..........  3,600,000 shares

Common Stock offered by the Selling
 Stockholder.................................  3,600,000 shares

Common Stock outstanding after the
 offering....................................  15,500,357 shares(1)

Proposed Nasdaq National Market Symbol.......  MTNT

Use of Proceeds..............................  To reduce bank indebtedness, to fund growth through pending and potential acquisitions
                                               and entry into new markets and for working
                                               capital purposes. See "Use of Proceeds."

Risk Factors.................................  See "Risk Factors" for a discussion of certain considerations relevant to an
                                               investment in the Common Stock.

------------------------
(1) Does not include 1,000,000 shares of Common Stock reserved for issuance upon the exercise of stock options to be granted to employees under the Company's 1996 Incentive Stock Option Plan (the "1996 Plan"). See "Management -- Executive Compensation." Does not include 2,549,750 shares of Series A Convertible Preferred Stock. See "Business -- Reorganization", "Description of Capital Stock" and "Certain Transactions."

      SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER OPERATING DATA

                                                  YEAR ENDED DECEMBER 31,                   SIX MONTHS ENDED
                                       ---------------------------------------------            JUNE 30,
                                                                          PRO FORMA   ----------------------------
                                         1993       1994        1995       1995(1)       1995           1996
                                       ---------  ---------  ----------  -----------  -----------  ---------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Advertising revenues.................  $  47,905  $  60,048  $   72,433   $  78,102    $  30,623     $    50,077
Broadcasting costs...................     27,384     32,239      41,286      43,243       19,816          24,173
Marketing expense....................      8,848     11,355      14,504      15,980        6,821          10,101
General and administrative expense...      6,994      5,939       7,193       8,869        4,055           4,350
Depreciation and amortization
 expense.............................      1,814      1,302       3,981       5,920        1,694           2,936
                                       ---------  ---------  ----------  -----------  -----------  ---------------
Total operating costs................     45,040     50,835      66,964      74,012       32,386          41,560
Income (loss) from operations........      2,865      9,213       5,469       4,090       (1,763)          8,517
  Other expense (income).............        238       (164)       (137)       (123)         (93)            (66)
  Interest expense...................        145        293       1,260       1,838          421             934
                                       ---------  ---------  ----------  -----------  -----------  ---------------
Income (loss) before tax provision...      2,482      9,084       4,346       2,375       (2,091)          7,649
  Income tax provision...............      1,066      2,179       1,036         808          229             573
Income (loss) from continuing
 operations..........................      1,416      6,905       3,310       1,567       (2,320)          7,076
                                       ---------  ---------  ----------  -----------  -----------  ---------------
  Discontinued operations............       (561)        --          --          --           --              --
                                       ---------  ---------  ----------  -----------  -----------  ---------------
Net income (loss)....................  $     855  $   6,905  $    3,310   $   1,567    $  (2,320)    $     7,076
                                       ---------  ---------  ----------  -----------  -----------  ---------------
                                       ---------  ---------  ----------  -----------  -----------  ---------------
Pro forma net income.................                        $    2,803                              $     4,933
                                                             ----------                            ---------------
                                                             ----------                            ---------------
Pro forma net income per share(2)....                        $      .23                              $       .41
                                                             ----------                            ---------------
                                                             ----------                            ---------------
Pro forma weighted average shares
 outstanding(2)......................                        12,251,997                               11,962,153
                                                             ----------                            ---------------
                                                             ----------                            ---------------
CASH FLOWS DATA:
  Net cash provided by (used in)
   operating activities..............  $    (912) $   1,253  $    2,106   $   3,392    $   3,298     $     3,771
  Net cash used in investing
   activities........................     (1,218)    (2,387)    (11,908)    (12,102)     (10,442)         (6,353)
  Net cash provided by financing
   activities........................  $   1,963  $   3,625  $    9,175   $   9,352    $   5,824     $     2,999


                                               AT DECEMBER 31,                              AT JUNE 30, 1996
                                       --------------------------------               ----------------------------
                                         1993       1994        1995                               AS ADJUSTED(3)
                                       ---------  ---------  ----------                            ---------------
                                                                                        ACTUAL
                                                                                      -----------
                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital......................  $   1,862  $   7,414  $    7,900                $   6,843     $    29,049
Total assets.........................     16,492     27,502      42,437                   56,750          73,621
Total debt...........................      2,183      6,650      22,624                   31,147           1,847
Common stockholder's equity/partners'
 capital.............................  $   4,153  $   9,401  $    4,478                $   5,343     $    51,515

                                                  YEAR ENDED DECEMBER 31,                   SIX MONTHS ENDED
                                       ---------------------------------------------            JUNE 30,
                                                                          PRO FORMA   ----------------------------
                                         1993       1994        1995       1995(1)       1995           1996
                                       ---------  ---------  ----------  -----------  -----------  ---------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
OTHER DATA:
EBITDA (4)...........................  $   4,679  $  10,515  $    9,450   $  10,010    $     (69)    $    11,453
Predecessor shareholder costs (5)....      2,022      1,734       1,392       2,138          625             726
                                       ---------  ---------  ----------  -----------  -----------  ---------------
Adjusted EBITDA (6)..................      6,701     12,249      10,842      12,148          556          12,179
Capital expenditures.................  $     891  $   2,712  $    2,746   $   2,746    $   1,236     $     2,134
Affiliates:
    Radio............................        754        914       1,152       1,244        1,125           1,284
    Television.......................         59         71          91          96           82             110
Markets:
    Radio............................         38         46          54          59           52              60
    Television.......................         29         33          38          41           38              47

------------------------------

(1) The unaudited pro forma financial data for the year ended December 31, 1995 were prepared assuming that the 1995 Acquisitions (as defined herein), 1996 Acquisitions (as defined herein) and Pending Acquisitions were consummated as of

     January 1, 1995. In addition, such data give effect to the anticipated Reorganization. The unaudited pro forma financial data give effect to the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions under the purchase method of accounting and certain estimated operational and financial effects that are direct results of the acquisitions. See "Business -- Acquisitions, and -- Reorganization" and "Pro Forma Financial Data."

(2) Pro forma weighted average shares outstanding and pro forma net income per common share are calculated assuming the shares issued in conjunction with the Reorganization were outstanding for all periods presented, adjusted for excess distributions and assuming the Predecessor Companies were taxed at rates expected to apply subsequent to the Reorganization. Metro Networks, Inc. has not declared or paid any dividends on its Common Stock. However, the Predeccesor Companies have made cash distributions to their shareholders from time to time. See "Business -- Reorganization."

(3) Assumes an initial public offering price of $14.00 per share (the midpoint of the range of the initial public offering prices set forth on the cover page of this Prospectus) and estimated net proceeds to the Company from the offering of $46.2 million. See "Use of Proceeds."

(4) EBITDA is earnings before other expense (income), interest expense, taxes, depreciation and amortization. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.

(5) Predecessor shareholder costs consist of the expenses incurred by the Predecessor Companies on behalf of their shareholders, which expenses will not be incurred by the Company after the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

(6) Adjusted EBITDA is EBITDA plus predecessor shareholder costs. The Company believes that Adjusted EBITDA is useful to prospective investors as a measure of the Company's historical financial performance.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

INFORMATION SERVICES COMPETITION

    The success of the Company's business is largely dependent on the Company's ability to maintain and acquire affiliate contracts with radio and television stations. The Company faces intense competition for such affiliates from other providers of information reporting services in many of its markets. Additionally, the Company faces competition from individual radio stations and groups of radio stations that provide their own information services. As a result of the passage of the Telecommunications Act of 1996 (the "Telecom Act"), the Company may face additional competition from consolidated groups of radio stations that choose to provide their own information services. Certain of the Company's current and potential competitors may offer alternative types of information services and may have substantially greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company's business will not be adversely affected by current or increased competition for the provision of information services in the markets in which it operates. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON ADVERTISING REVENUES

    The success of the Company's business is closely linked to the performance of the advertising industry. A significant decline in national and regional advertising would have a material adverse effect on the Company's revenues. There can be no assurance that such a decline will not occur, or that the Company's business will not be materially adversely affected thereby. See "Business."

COMPETITION FOR ADVERTISING SALES

    The Company's business is dependent, in part, on its ability to sell the commercial airtime inventory obtained from its affiliates in exchange for the Company's provision of information reporting services. The business of selling broadcast advertising time is highly competitive. The Company positions its advertising so as not to compete with the advertising of its local radio and television station affiliates. The Company competes for advertising dollars with other media such as newspapers and magazines, outdoor advertising, network radio and network television advertising, transit advertising, direct response advertising, yellow page directories and point of sale advertising. There can be no assurance that the Company will not be adversely affected by such competition in the future. See "Business -- Competition."

LIMITED OPERATING HISTORY IN NEW BUSINESSES

    The Company introduced its Expanded Radio Services to radio stations in 1994 and its Video News Services to television stations in 1995. Accordingly, although the Company has provided its Radio Traffic Services and Television Traffic Services for many years, the Company has a limited history of providing its Expanded Radio Services and Video News Services. The success of the Company's Radio Traffic Services may not be indicative of the results of its efforts to provide the Expanded Radio Services and Video News Services. The successful operation of the Expanded Radio Services Network and MetroTV Network will require a certain level of continued capital expenditures and operating expenditures which the Company is committed to undertaking. There can be no assurance that the Company will be able to develop such businesses as successfully as it has its Radio Traffic Services business. See "Business."

ACQUISITIONS AND NEW MARKETS

    The Company's continued growth and expansion is dependent, in part, on its ability to establish affiliate relations in new markets by acquiring existing operations or developing new operations. There can be no assurance that the Company will be able to identify and acquire operations or establish operations in new markets or that it will be able to finance such acquisitions or expansion in the future.

There can be no assurance that the Company will be able to integrate successfully any acquired business or realize any operating efficiencies therefrom. The Company's past operating history may not be indicative of its ability to integrate new markets and acquisitions. See "Business -- Acquisitions."

INCREASING CAPITAL REQUIREMENTS

    The Company's expansion into new markets and continued growth of its Expanded Radio Services Network and MetroTV Network will require significant additional capital expenditures. There can be no assurance that the Company will be able to secure financing for such expenditures when needed or on terms acceptable to the Company. Moreover, the Company's day-to-day operations require the use of sophisticated equipment and technology. The maintenance and replacement of such equipment requires significant expenditures. There can be no assurance that the Company will be able to continue to finance the maintenance and replacement of such equipment.

DEPENDENCE ON KEY PERSONNEL

    The Company's continued success is dependent to a significant degree upon the efforts of its current executive officers. The loss or unavailability of any such executive officer could have an adverse effect on the Company. The Company has entered into employment agreements with Messrs. David I. Saperstein, the Company's Founder, Chairman and Chief Executive Officer, Charles I. Bortnick, the Company's President, Shane E. Coppola, the Company's Executive Vice President, Curtis H. Coleman, the Company's Senior Vice President and Chief Financial Officer and Gary L. Worobow, the Company's Senior Vice President, General Counsel and Secretary; however, there can be no assurance that these individuals will continue to provide services to the Company. At present the Company does not maintain key man life insurance policies for any of these individuals. Moreover, the continued success and viability of the Company is dependent to a significant extent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. See "Management."

FEDERAL REGULATION OF BROADCASTING

    The ownership, operation and sale of stations are subject to the jurisdiction of the Federal Communications Commission (the "FCC"), which acts under authority granted by the Communications Act of 1934, as amended, (the
"Communications Act"). Among other things, the FCC adopts and implements regulations and policies that directly or indirectly affect the ownership, operations and sale of radio and television stations, and has the power to impose penalties for violations of its rules or the Communications Act. Such regulation may adversely affect the Company's business. On February 8, 1996, President Clinton signed the Telecom Act. The Telecom Act, among other measures, directs the FCC to eliminate national radio ownership limits and increase local radio ownership limits. Certain of these measures have been adopted by the FCC. Other provisions of the Telecom Act will be acted upon by the FCC through rulemaking proceedings, presently scheduled for completion by the end of 1996. These measures could lead to greater industry consolidation. The effects of the Telecom Act on the broadcasting industry and thus on the Company's businesses are uncertain, and there can be no assurance that the Telecom Act will not negatively impact the Company's operations in the future.

RESTRICTIONS IMPOSED BY LENDERS


    The Credit Agreement among NationsBank of Texas, N.A. ("NationsBank"), Metro Traffic Control, Inc. and Metro Networks, Ltd., dated October 21, 1994, as amended (the "Credit Agreement") prohibits the Company and its subsidiaries from, among other things, (i) incurring certain additional indebtedness, (ii) incurring certain liens, (iii) disposing of the assets of the Company through merger, consolidation or sale, (iv) making certain acquisitions without the consent of the lenders, (v) achieving certain leverage ratios and (vi) paying dividends. Although these restrictions to date have not restricted the Company's ability to operate or to make strategic acquisitions, there can be no assurance that such restrictions will not have a material adverse effect on the Company's operations in the future. The Company has obtained a commitment letter to enter into a credit agreement (the "New Line of Credit") with NationsBank upon completion of this offering; such New Line of Credit will replace the Credit

Agreement. The Company anticipates that the New Line of Credit will be secured by the granting of a lien by the Company and its subsidiary on all of their respective assets and the pledge of the Company's equity interest in its subsidiary in favor of NationsBank. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."


CONTROL BY EXISTING STOCKHOLDERS

    Upon completion of this offering, the Saperstein Family will beneficially own 53.5% of the Company's outstanding Common Stock (50.1% if the underwriters' overallotment option is exercised in full). In addition, the Saperstein Family will own all of the outstanding Series A Convertible Preferred Stock; such preferred stock will be pledged to the Company pursuant to the Stock Loan and Pledge Agreement. As a result of the ownership by the Saperstein Family of such shares, the Saperstein Family will be able to vote 60.1% (56.7% if the Underwriters' overallotment option is exercised in full) of the issued and outstanding voting stock of the Company and the Saperstein Family will continue to have the ability to elect or remove any or all of the Company's Directors and to control substantially all corporate activities involving the Company, including tender offers, mergers, proxy contests or other purchases of Common Stock that could give the stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Business -- Reorganization," "Certain Transactions" and "Principal and Selling Stockholders."


POTENTIAL CONFLICTS OF INTERESTS



    All of the shares of Common Stock being offerred for sale by David I. Saperstein were borrowed from the Trusts (as hereinafter defined) and the Company. Mr. Saperstein will pledge an equivalent number of shares of Series A Convertible Preferred Stock as security for the loan from the Company and an equivalent number of shares of Common Stock as security for the loans from the Trusts. Mr. Saperstein will retain the ability to vote each of the shares pledged to secure such loans. Such arrangement will allow Mr. Saperstein to maintain a majority voting interest in the Company while benefiting substantially from his participation in the offering as a selling stockholder. In addition, prior to the closing of the offering, the Company has entered into several arrangements with or on behalf of Mr. Saperstein or his affiliates which were not on an arms-length basis. Upon the closing of the offering, these arrangements will terminate, except as indicated herein, and the Company will enter into transactions with related parties only on an arms-length basis. See "Business -- Reorganization" and "Certain Transactions."


ANTI-TAKEOVER PROVISIONS

    The Company's Amended and Restated Certificate of Incorporation and Bylaws contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company's Amended and Restated Certificate of Incorporation provides that up to 10,000,000 shares of Preferred Stock may be issued by the Company from time to time in one or more series. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. See "-- Control by Existing Stockholders" and "Description of Capital Stock -- Preferred Stock."

DILUTION

    Assuming an initial public offering price of $14.00 per share (the midpoint of the range of the initial public offering prices set forth on the cover page of this Prospectus), purchasers of Common Stock in this offering will experience immediate dilution of $11.97 per share in the net tangible book value per share of Common Stock from the initial public offering price and may incur additional substantial dilution upon the exercise of outstanding stock options. See "Dilution."

INTANGIBLE ASSETS

    Of the Company's total assets at June 30, 1996, approximately $16.4 million, or 29.0%, represented purchased broadcast contracts and other intangibles associated with recent acquisitions. It is possible that no cash would be recoverable from the voluntary or involuntary sale of the intangible assets of the Company, including its goodwill. However, the Company believes that its affiliation contracts and operating systems constitute assets having substantial value, although there can be no assurance that such value or any substantial part thereof would actually be realized upon a voluntary or involuntary sale. See "Business -- Affiliates."

SHARES ELIGIBLE FOR FUTURE SALE; NO PRIOR TRADING MARKET

    Sales of a substantial number of shares of the Company's Common Stock could have the effect of depressing the prevailing market price of its Common Stock. Upon completion of this offering, the Company will have 15,500,357 outstanding shares of Common Stock. Of these shares, the 7,200,000 shares sold in this offering, (8,280,000 if the over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act of 1993 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act (an "Affiliate"), which Shares purchased by Affiliates will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 8,300,357 shares outstanding upon completion of this offering and held by existing shareholders will be "Restricted Securities" as that term is defined under Rule 144 (the "Restricted Shares"). The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options which will permit resale of such shares, subject to the Rule 144 volume limitations applicable to affiliates, vesting restrictions with the Company and lock-up agreements between the option holders and the Company and the Underwriters. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

ABSENCE OF PUBLIC MARKET

    There is currently no public market for the Common Stock. Although application will be made to approve the Common Stock for quotation and trading on the Nasdaq National Market, there can be no assurance that an active public market in the Common Stock will develop or that the initial public offering price thereof will correspond to the price at which the Common Stock will trade in the public market subsequent to this offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters based on the factors described under "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the offering are estimated to be approximately $46.2 million ($60.2 million if the Underwriters' over-allotment option is exercised in full), based on an assumed offering price of $14.00 per share (the midpoint of the range of the initial public offering prices set forth on the cover page of this Prospectus) and after deductions for the underwriting discount and the estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.


    The Company intends to use approximately $30 million of the proceeds to repay existing indebtedness under the Credit Agreement and the balance of the proceeds, including any proceeds from the Underwriters' exercise of the over-allotment option, to fund its growth, including additional strategic acquisitions or development of businesses complementary to the operations of the Company including broadcast traffic reporting services and news, sports, weather and other programming and information services. In addition, the Company will use the proceeds to fund the continued expansion of its networks, its development of new products and services, including capital expenditures for the expansion of its networks and for working capital purposes. The Company has entered into a letter of intent to acquire the assets of WIS and an agreement to purchase the assets of ATN, and intends to finance these acquisitions with available cash, including the proceeds to the Company from this offering. The
Company continually reviews potential acquisitions and has engaged in discussions concerning certain acquisitions (some of which are currently on-going); however, the Company currently has no other commitments, arrangements, or understandings with respect to any such acquisition. The Company does not intend to distribute any portion of its proceeds from this offering to former shareholders of the Predecessor Companies. See "Certain Transactions."



    The Company's indebtedness outstanding under the Credit Agreement has a final maturity of June 30, 2000 and bears interest at a variable rate (approximately 6.94% at June 30, 1996). In fiscal 1995, interest on borrowings under the Credit Agreement ranged from 6.80% to 7.55%. The Company has obtained a commitment letter to enter into the New Line of Credit upon completion of this offering. See "Capitalization" and "Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Liquidity and Capital Resources." Following the repayment of outstanding indebtedness under the Credit Agreement, approximately $30 million principal amount will be available thereunder for borrowing.


    Pending the application of the net proceeds for the purposes described above, the Company will invest the net proceeds from the sale of the Common Stock offered hereby in short-term interest-bearing marketable securities. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY


    The Company intends to retain all of its earnings to finance the development and expansion of its business and therefore does not intend to pay any cash dividends on the Common Stock for the foreseeable future. The Credit Agreement prohibits the payment of cash dividends and the Company anticipates that the New Line of Credit will restrict the payment of dividends in certain situations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the combined capitalization of the Company at June 30, 1996 and as adjusted to reflect the sale of shares of Common Stock offered hereby (assuming an initial public offering price of $14.00 per share (the midpoint of the range of the initial public offering prices set forth on the cover page of this Prospectus)) after deducting the estimated underwriting discount and estimated offering expenses payable by the Company and the application of the net proceeds as described under "Use of Proceeds" and the Reorganization. This table should be read in conjunction with the Company's Combined Financial Statements and the Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

                                                                                            AS OF JUNE 30, 1996
                                                                                          -----------------------
                                                                                           ACTUAL    AS ADJUSTED
                                                                                          ---------  ------------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                                SHARE DATA)
Cash and cash equivalents...............................................................  $   3,466   $   20,337
                                                                                          ---------  ------------
                                                                                          ---------  ------------
SHORT-TERM DEBT:
  Current portion of long-term debt.....................................................  $   6,475   $    1,140
  Notes payable.........................................................................        707          707
                                                                                          ---------  ------------
    Total short-term debt...............................................................      7,182        1,847
                                                                                          ---------  ------------
                                                                                          ---------  ------------
LONG-TERM DEBT:
  Bank debt.............................................................................     23,966           --

STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.001 per share, 10,000,000 shares authorized; 2,549,750
   shares of Series A Convertible Preferred Stock issued and outstanding as adjusted....         --            3
  Common Stock, par value $.001 per share, 25,000,000 shares authorized; 15,500,357
   shares issued and outstanding as adjusted............................................          3           16
  Additional paid-in capital............................................................      4,024       50,755
  Partners' capital.....................................................................        575           --
  Retained earnings.....................................................................        741          741
                                                                                          ---------  ------------
  Total stockholder's equity/partners' equity...........................................      5,343       51,515
                                                                                          ---------  ------------
    Total capitalization................................................................  $  29,309   $   51,515
                                                                                          ---------  ------------
                                                                                          ---------  ------------

                                    DILUTION

    The net tangible book value of the Company available to common stockholders at June 30, 1996 was $(14.7) million, or $(1.57) per share of Common Stock. Net tangible book value per share available to common stockholders is equal to the Company's total tangible assets less total liabilities and the amount of the preferred stockholder's liquidation preference, divided by the total number of outstanding shares of Common Stock after giving effect to the Reorganization. After giving effect to the sale of 3,600,000 shares of Common Stock offered by the Company hereby (after deduction of the underwriting discount and estimated expenses of this offering), and the application of the estimated proceeds to be received by the Company therefrom, the pro forma net tangible book value available to common stockholders at June 30, 1996 would have been $31.5 million, or $2.03 per share. This represents an immediate increase in net tangible book value of $3.60 per share to existing stockholders and an immediate dilution of $11.97 per share to new investors. The following table illustrates this per share dilution with respect to a new investor's purchase of a share of Common Stock at June 30, 1996:

Assumed initial public offering price............................             $   14.00
Net tangible book value per share before this offering...........  $   (1.57)
Increase in net tangible book value per share attributable to new
 investors.......................................................  $    3.60
Pro forma net tangible book value per share after this
 offering........................................................             $    2.03
Dilution in net tangible book value per share to new investors...             $   11.97

    The following table summarizes, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock (and shares of Series A Convertible Preferred Stock which is convertible into shares of Common Stock) outstanding, the total consideration paid, and the average price per share paid by current stockholders and by new investors who purchase Common Stock pursuant to this offering, assuming an initial public offering price of $14.00 per share (the midpoint of the range of the initial public offering prices set forth on the cover page of this Prospectus):

                                                         SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                                                    --------------------------  -------------------------   PRICE PER
                                                       NUMBER        PERCENT        AMOUNT       PERCENT      SHARE
                                                    -------------  -----------  --------------  ---------  -----------
Existing stockholders(1)..........................     11,900,357        77.0%  $    5,343,374       10.0%  $     .45
New investors.....................................      3,600,000        23.0       50,400,000       90.0   $   14.00
                                                    -------------       -----   --------------  ---------
    Total.........................................     15,500,357       100.0%  $   55,743,374      100.0%
                                                    -------------       -----   --------------  ---------
                                                    -------------       -----   --------------  ---------

------------------------
(1) Sales by the Selling Stockholder in this offering will reduce the number of shares of Common Stock held by the current stockholders to 8,300,357 shares, or 53.5% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors after this offering to 7,200,000 shares, or 46.5% of the total number of shares of Common Stock outstanding after this offering.

    The foregoing table and calculations should be read in conjunction with "Business -- Reorganization" and "Certain Transactions".

    The foregoing tables do not assume exercise of any outstanding options. Upon the effective date of this offering, there will be outstanding options to purchase approximately 500,000 shares of Common Stock under the 1996 Plan. The exercise price of such options will be the price at which Common Stock is offered to the public pursuant hereto. To the extent that any options are exercised in the future, there may be further dilution to new investors. See "Business," "Management -- 1996 Incentive Stock Option Plan and -- Board of Directors."

                     SELECTED FINANCIAL AND OPERATING DATA

    The following selected financial and operating data should be read in conjunction with the Predecessor Companies' historical combined financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994 and 1995 are derived from the audited financial statements included elsewhere in the Prospectus. The selected financial data for the years ended December 31, 1991 and 1992 and the six months ended June 30, 1995 and 1996 are unaudited and reflect all normal recurring adjustments that in the opinion of management of the Company are necessary for a fair presentation of the results of such periods. The unaudited results of operations for the six months ended June 30, 1996 are not necessarily indications of results expected for the year ended December 31, 1996. The unaudited pro forma financial information for 1995 presents the results of operations of the Company as if the 1995 Acquisitions, 1996 Acquisitions, Pending Acquisitions and the Reorganization had been completed at the beginning of 1995. The unaudited pro forma financial data presented are not necessarily indicative of the Company's financial results of operations that might have occurred had such transactions and the Reorganization been completed at the beginning of the period and do not purport to indicate the Company's results of operations for any future periods.

                                                    YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED
                              -------------------------------------------------------------------        JUNE 30,
                                                                                       PRO FORMA   ---------------------
                                1991       1992       1993       1994        1995       1995(1)      1995        1996
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Advertising revenues........  $  39,092  $  41,957  $  47,905  $  60,048  $   72,433   $  78,102   $  30,623  $   50,077
Broadcasting costs..........     20,672     26,760     27,384     32,239      41,286      43,243      19,816      24,173
Marketing expense...........      8,278      8,393      8,848     11,355      14,504      15,980       6,821      10,101
General and administrative
 expense....................      3,845      4,522      6,994      5,939       7,193       8,869       4,055       4,350
Depreciation and
 amortization expense.......      1,564      1,841      1,814      1,302       3,981       5,920       1,694       2,936
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
Total operating costs.......     34,359     41,516     45,040     50,835      66,964      74,012      32,386      41,560
Income (loss) from
 operations.................      4,733        441      2,865      9,213       5,469       4,090      (1,763)      8,517
  Other expense (income)....         63        (60)       238       (164)       (137)       (123)        (93)        (66)
  Interest expense..........         43         97        145        293       1,260       1,838         421         934
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
Income before tax
 provision..................      4,627        404      2,482      9,084       4,346       2,375      (2,091)      7,649
  Income tax provision......      1,241      2,649      1,066      2,179       1,036         808         229         573
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
Income (loss) from
 continuing operations......      3,386     (2,245)     1,416      6,905       3,310       1,567      (2,320)      7,076
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
  Discontinued operations...         --       (563)      (561)        --          --          --          --          --
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
Net income (loss)...........  $   3,386  $  (2,808) $     855  $   6,905  $    3,310   $   1,567   $  (2,320) $    7,076
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
                              ---------  ---------  ---------  ---------  ----------  -----------  ---------  ----------
Pro forma net income........                                              $    2,803                          $    4,933
                                                                          ----------                          ----------
                                                                          ----------                          ----------
Pro forma income per common
 share (2)..................                                              $      .23                          $      .41
                                                                          ----------                          ----------
                                                                          ----------                          ----------
Pro forma weighted average
 shares outstanding (2).....                                              12,251,997                          11,962,153
                                                                          ----------                          ----------
                                                                          ----------                          ----------
CASH FLOWS DATA:
  Net Cash Provided by (used
   in) Operating
   Activities...............  $   5,006  $     (33) $    (912) $   1,253  $    2,106   $   3,392   $   3,298  $    3,771
  Net Cash Used in Investing
   Activities...............     (4,880)        (5)    (1,218)    (2,387)    (11,908)    (12,102)    (10,442)     (6,353)
  Net Cash Provided by (used
   in) Financing
   Activities...............  $   1,480  $    (907) $   1,963  $   3,625  $    9,175   $   9,352   $   5,824  $    2,999

                                                                 AT DECEMBER 31,                         AT JUNE 30,
                                              -----------------------------------------------------  --------------------
                                                1991       1992       1993       1994       1995       1995       1996
                                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................  $   1,468  $    (254) $   1,862  $   7,414  $   7,900  $  (1,137) $   6,843
Total assets................................     21,458     22,426     16,492     27,502     42,437     35,796     56,750
Total debt..................................        274        597      2,183      6,650     22,624     18,746     31,147
Common stockholder's equity/partners'
 capital....................................  $   6,798  $   5,168  $   4,153  $   9,401  $   4,478  $    (346) $   5,343

                                                                                                         SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,
                                   ------------------------------------------------------------------        JUNE 30,
                                                                                           PRO FORMA   --------------------
                                     1991       1992       1993       1994       1995       1995(1)      1995       1996
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                                        (IN THOUSANDS)

OTHER DATA:
  EBITDA (3).....................  $   6,297  $   2,282  $   4,679  $  10,515  $   9,450   $  10,010   $     (69) $  11,453
  Predecessor shareholder
   costs (4).....................        597      1,091      2,022      1,734      1,392       2,138         625        726
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Adjusted EBITDA (5)............      6,894      3,373      6,701     12,249     10,842      12,148         556     12,179
  Capital expenditures...........  $   1,299  $   1,063  $     891  $   2,712  $   2,746   $   2,746   $   1,236  $   2,134

------------------------
*   See   discussions  of   acquisitions  in  "Business   --  Acquisitions"  and
    "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

(1) The unaudited pro forma financial data for the year ended December 31, 1995 were prepared assuming that the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions were consummated as of January 1, 1995. In addition such data give effect to the anticipated Reorganization. The unaudited pro forma financial data give effect to the Pending Acquisitions under the purchase method of accounting and certain estimated operational and financial effects that are direct results of the acquisitions. See "Business -- Acquisitions" and " -- Reorganization" and "Pro Forma Financial Data."

(2) Pro forma weighted average shares outstanding and pro forma net income per common share are calculated assuming the shares issued in conjunction with the Reorganization were outstanding for all periods presented, adjusted for excess distributions and assuming the Predecessor Companies were taxed at rates expected to apply subsequent to the Reorganization. Metro Networks, Inc. has not declared or paid any dividends on its Common Stock. However, the Predecessor Companies have made cash distributions to their shareholders from time to time. See "Business -- Reorganization."

(3) EBITDA is earnings before other expense (income), interest expense, taxes, depreciation and amortization. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.

(4) Predecessor shareholder costs consist of the expenses incurred by the Predecessor Companies on behalf of their shareholders, which expenses will not be incurred by the Company after the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Adjusted EBITDA consists of EBITDA plus predecessor shareholder costs. The Company believes that adjusted EBITDA is useful to prospective investors as a measure of the Company's historical financial performance.

                    MANAGEMENTS' DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company, which was founded in 1978, is the largest provider of traffic reporting services and a leading supplier of local news, sports, weather and other information reporting services to the television and radio broadcast industries in the United States. The Company provides customized information reports to affiliated radio and television stations in exchange for commercial airtime inventory. The Company generates revenues by packaging such commercial airtime inventory and selling it on a local, regional or national basis. While the majority of the Company's revenues are currently generated from sales of advertising on its Radio Traffic Services Network, the Company is experiencing increased revenues from its Expanded Radio Services Network and its MetroTV Network. The Company's expenses are primarily comprised of three categories: (i) operations, which includes all the expenses related to gathering, producing, and broadcasting information reports; (ii) marketing, which includes sales commissions, salaries and benefits for sales personnel; and (iii) general and administrative expenses, which includes corporate overhead. Most of the Company's expenses are associated with its Radio Traffic Services. However, during 1994, 1995 and the six months ended June 30, 1996, the Company incurred additional expenses attributable to the development and operation of its Expanded Radio Services (including operating expenses incurred prior to the generation of significant revenue from the Expanded Radio Services), and during 1995 and the six months ended June 30, 1996, the Company incurred similar additional expenses associated with the development of its MetroTV Services.

    From 1978 through the closing of this offering, the business of the Company will have been operated through the Predecessor Companies. Until the closing of this offering, all of the equity interests in the Predecessor Companies will be owned by the Saperstein Family.

    Metro Networks, Inc. was incorporated in May 1996, as a holding company. Subsequent to the Reorganization, Metro Networks, Inc. expects to conduct substantially all of its operations through Metro Traffic Control, Inc., its wholly owned subsidiary. To date, there have been no financial transactions or operations carried out by Metro Networks, Inc.

    The Company has experienced 18 years of growth in revenues. The Company has also experienced increases in EBITDA, which has grown in each of the last 18 years with the exception of 1992 and 1995. In 1995, EBITDA and adjusted EBITDA results reflect the impact of approximately $3.1 million of expenses (with minimal incremental revenues) associated with the development and operation of the Company's Expanded Radio Services and MetroTV Services, which the Company introduced in 1994 and 1995, respectively. The Company has grown through acquisitions, new market expansion, internally generated growth, and by offering new products and services to its affiliate stations and advertising clients. EBITDA consists of earnings before other expense (income), interest expense, taxes, depreciation and amortization. EBITDA does not represent cash flows as defined by generally accepted accounting principles and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash from operating activities or other measures of liquidity determined in accordance with generally accepted accounting principles.

    In the analysis set forth below, the Company discusses its adjusted EBITDA. "Adjusted EBITDA" consists of EBITDA plus predecessor shareholder costs. "Predecessor shareholder costs" consist of expenses incurred by the Predecessor Companies on behalf of their shareholders which will not be incurred by the Company after its initial public offering. Such predecessor shareholder costs include the portion of David I. Saperstein's current salary which exceeds that which Mr. Saperstein will receive after the offering, certain costs incurred by the Company in connection with the lease of certain real property, costs related to reciprocal transactions entered into by the Company for the sole benefit of Mr. Saperstein, certain costs related to the operation of Pro Journey Travel, Inc., (a company owned by Mr. Saperstein) and certain costs related to the personal use of the services of certain of the Company's employees by Mr. Saperstein, which costs are not expected to be incurred after the completion of this offering. See "Certain Transactions." The Company believes that EBITDA is a measure of financial performance widely used in the media and broadcast industries and that adjusted EBITDA is useful to prospective investors as a measure of the Company's historical financial performance.

    In certain circumstances, the Company engages in reciprocal arrangements with advertisers whereby the Company exchanges a portion of its unsold commercial airtime inventory for goods and services. The Company believes that reciprocal arrangements are common in the broadcasting industry. The Company's reciprocal arrangements are recorded based on their estimated fair market value and generally have had a net neutral effect on EBITDA; the net impact of reciprocal arrangements in 1994 and 1995 on EBITDA was $0.6 million and ($0.1) million, respectively. In recent years, however, the Company has reduced the number of reciprocal arrangements in which it engages in order to better focus its efforts on cash revenue generation and reduce the administrative costs associated with reciprocal arrangements. In 1993, revenues from reciprocal arrangements accounted for 16.8% of total revenues and declined to 13.3% in 1994 and 11.6% in 1995. During the six months ended June 30, 1996, revenues from reciprocal arrangements decreased to 9.5% of total revenues. The Company expects revenues from reciprocal arrangements to be approximately 10% or less of total revenues in 1996.

    The Company's advertising revenues vary moderately over the calendar year with the first quarter generally reflecting the lowest revenues and the fourth quarter the highest revenues for the year. Expenses, other than broadcasting costs, are generally spread evenly over the year, resulting in some seasonality in the Company's EBITDA.

INCOME TAXES

    The combined financial statements are derived from the combined financial statements of Metro Traffic Control, Inc., Metro Reciprocal, Inc., Metro
Networks, Ltd. and Metro Video News, Inc. and their subsidiaries. Metro Reciprocal, Inc., Metro Video News, Inc. and Metro Traffic Control, Inc. have elected to be taxed under the S Corporation provisions of the Internal Revenue Code. Metro Networks, Ltd. is a partnership for federal income tax purposes. These entities are, therefore, not subject to federal income taxes on their taxable income and accordingly no provision for federal income taxes in respect of these entities is made in the combined financial statements. Metro Networks, Ltd., however, owns one hundred percent (100%) of the outstanding stock of one subsidiary corporation, which in turn owns one hundred percent (100%) of the outstanding stock of six (6) subsidiaries which collectively file a consolidated federal income tax return and are subject to United States federal, state and local income tax. The income taxes payable by these corporations have been reflected in the combined financial statements. The income tax expense included in the combined Predecessor Companies' financial statements presently reflects the varying levels of income of the taxable and nontaxable entities included in the combined financial statements rather than the aggregate levels of income of the combined companies. After consummation of the Reorganization, Metro Traffic Control, Inc., a wholly-owned subsidiary of the Company will be subject to United States federal, state and local income taxes. In addition, any differential between the book and tax basis in the underlying net assets which is not presently reflected as a deferred tax asset or liability will be recorded with a corresponding increase or decrease in income tax expense. As of June 30, 1996, the recognition of this differential would have resulted in an estimated tax expense of approximately $352,000 had the Reorganization been effective on that date.

RESULTS OF OPERATIONS

    The following table provides a summary of the Company's statement of operations on an actual and percentage of revenues basis for the periods indicated:

                        SUMMARY COMBINED FINANCIAL DATA

                                                     YEAR ENDED DECEMBER 31,                                    SIX MONTHS ENDED
                      --------------------------------------------------------------------------------------        JUNE 30,
                                                                                             PRO FORMA        --------------------
                              1993                  1994                  1995                1995(1)                 1995
                      --------------------  --------------------  --------------------  --------------------  --------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Advertising
 revenues...........  $  47,905      100.0% $  60,048      100.0% $  72,433      100.0% $  78,102      100.0% $  30,623      100.0%
Broadcasting
 costs..............     27,384       57.2     32,239       53.7     41,286       57.0     43,243       55.4     19,816       64.7
Marketing expense...      8,848       18.5     11,355       18.9     14,504       20.0     15,980       20.5      6,821       22.3
General and
 administrative
 expense............      6,994       14.6      5,939        9.9      7,193        9.9      8,869       11.4      4,055       13.2
Depreciation and
 amortization
 expense............      1,814        3.8      1,302        2.2      3,981        5.5      5,920        7.6      1,694        5.5
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating
   costs............     45,040       94.0     50,835       84.7     66,964       92.5     74,012       94.8     32,386      105.8
Income (loss) from
 operations.........      2,865        6.0      9,213       15.3      5,469        7.6      4,090        5.2     (1,763)     (5.8)
  Other expenses
   (income) (2).....        238        0.5       (164)      (0.3)      (137)      (0.2)      (123)      (0.2)       (93)     (0.4)
  Interest
   expense..........        145        0.3        293        0.5      1,260        1.7      1,838        2.4        421        1.4
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income
 tax provision......      2,482        5.2      9,084       15.1      4,346        6.0      2,375        3.0     (2,091)      (6.8)
  Income tax
   provision........      1,066        2.2      2,179        3.6      1,036        1.4        808        1.0        229        0.7
  Discontinued
   operations.......       (561)     (1.2)     --          *         --          *         --          *         --          *
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...  $     855        1.8% $   6,905       11.5% $   3,310        4.6% $   1,567        2.0% $  (2,320)      (7.6)%
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                              1996
                      --------------------

Advertising
 revenues...........  $  50,077      100.0%
Broadcasting
 costs..............     24,173       48.3
Marketing expense...     10,101       20.2
General and
 administrative
 expense............      4,350        8.7
Depreciation and
 amortization
 expense............      2,936        5.9
                      ---------  ---------
  Total operating
   costs............     41,560       83.0
Income (loss) from
 operations.........      8,517       17.0
  Other expenses
   (income) (2).....        (66)     (0.1)
  Interest
   expense..........        934        1.9
                      ---------  ---------
Income before income
 tax provision......      7,649       15.3
  Income tax
   provision........        573        1.1
  Discontinued
   operations.......     --          *
                      ---------  ---------
Net income (loss)...  $   7,076       14.1%
                      ---------  ---------
                      ---------  ---------

------------------------------
(1) The unaudited pro forma financial data for the year ended December 31, 1995 were prepared assuming that the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions were consummated as of January 1, 1995. The unaudited pro forma financial data give effect to the Pending Acquisitions under the purchase method of accounting and certain estimated operational and financial effects that are direct results of the acquisitions. See "Business -- Acquisitions."

(2) Includes loss (gain) on disposition of property, loss (gain) on investment in partnership and interest income.

     SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

    REVENUES. Revenues increased by $19.5 million, or approximately 63.5%, to $50.1 million for the six months ended June 30, 1996 (the "June 1996 Period") from $30.6 million for the six months ended June 30, 1995 (the "June 1995 Period"), primarily due to increased sales of commercial air time inventory. The 1995 Acquisitions and 1996 Acquisitions contributed $8.1 million of revenue to the June 1996 Period as compared to $2.4 million to the June 1995 Period, as a result of the timing of the acquisitions. "Same market" (i.e., excluding markets that the Company did not own and operate during the June 1995 Period) revenues increased by $14.9 million, or 48.7%, to $45.5 million in the June 1996 Period from $30.6 million in the June 1995 Period. The increase in "same market" revenues was primarily attributable to an increase in the portion of commercial airtime inventory sold ("sell-through rate"), which increased from approximately 64% in the June 1995 Period to approximately 71% in the June 1996 Period. The increase in the sell-through rate resulted from the Company's continued efforts to strengthen its sales, marketing, and inventory management operations. The increased sell-through rate created opportunities for the Company to increase prices on its sales of commercial airtime inventory, which increased by approximately 8.0% from the June 1995 Period to the June 1996 Period. Revenues from reciprocal arrangements were $4.8 million in the June 1996 Period, an increase of $2.3 million from $2.5 million in the June 1995 Period. As a percentage of total revenues, revenues from reciprocal arrangements increased marginally to 9.5% in the June 1996 Period from 8.0% in the June 1995 Period but were consistent with the Company's expectation that such revenues will comprise 10% or less of the Company's total revenues for the full year 1996.

    BROADCASTING COSTS. Broadcasting costs increased by $4.4 million, or approximately 22.0%, to $24.2 million in the June 1996 Period from $19.8 million in the June 1995 Period. This increase was primarily attributable to increased operating costs associated with new market operations acquired in the 1995 Acquisitions and 1996 Acquisitions, which accounted for approximately $1.5 million of the increase. Additionally, the Company's continued development of its Expanded Radio Services, development of its MetroTV Services, and commencement of its operations in Cincinnati, Ohio accounted for approximately $0.6 million, $0.6 million, and $0.1 million, respectively, of the increase. Excluding the increases discussed above, the Company's broadcasting costs increased by approximately $1.5 million, or 7.6%, to $21.3 million in the June 1996 Period from $19.8 million in the June 1995 Period. As a percentage of revenues, broadcasting costs declined to 48.3% for the June 1996 Period from 64.7% for the June 1995 Period due to the relatively fixed nature of certain of the Company's broadcasting costs. Broadcasting costs attributable to reciprocal arrangements decreased from approximately $2.9 million in the June 1995 Period to $2.7 million in the June 1996 Period.

    MARKETING EXPENSE. Marketing expense increased by $3.3 million to $10.1 million in the June 1996 Period from $6.8 million in the June 1995 Period. This increase resulted from increased sales commissions associated with the increased revenues generated in the June 1996 Period. The 1995 Acquisitions and 1996 Acquisitions accounted for $0.9 million of this increase. Because a portion of the Company's marketing expense is relatively fixed, marketing expense as a percentage of revenues decreased to 20.2% in the June 1996 Period as compared to 22.3% in the June 1995 Period. On a same market basis, marketing expense increased by $2.4 million to $9.2 million in the June 1996 Period from $6.8 million in the June 1995 Period. As a percentage of revenues, on a same market basis, marketing expense decreased to 20.2% in the June 1996 Period from 22.3% in the June 1995 Period. Marketing expense related to reciprocal arrangements decreased by approximately $0.6 million from $1.2 million in the June 1995 Period to $0.6 million in the June 1996 Period.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased by $0.3 million, or approximately 7.3%, to $4.4 million in the June 1996 Period from $4.1 million in the June 1995 Period. This increase was primarily due to increased salaries and related overhead costs attributable to the Company's continued growth. General and administrative expense related to reciprocal arrangements decreased by approximately $0.9 million from $1.1 million in the June 1995 Period to $0.2 million in the June 1996 Period.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $1.2 million to $2.9 million in the June 1996 Period from $1.7 million in the June 1995 Period, primarily as a result of the Company's increased asset base following the 1995 Acquisitions and 1996 Acquisitions. These acquisitions accounted for $0.8 million of this increase. Depreciation and amortization expense attributable to reciprocal arrangements decreased by approximately $0.1 million from $0.5 million in the June 1995 Period to $0.4 million in the June 1996 Period.

    OTHER EXPENSES (INCOME).   Other  expenses (income) were  $(0.1) million  in
both the June 1996 Period and the June 1995 Period.

    INTEREST EXPENSE. Interest expense increased by $0.5 million to $0.9 million in the June 1996 Period from $0.4 million in the June 1995 Period. The increase was attributable to the incurrence of indebtedness in connection with the 1995 Acquisitions and 1996 Acquisitions.

    NET INCOME.    As  a result  of  the  factors discussed  above,  net  income increased to $7.1 million in the June 1996 Period from a loss of $2.3 million in the June 1995 Period.

    EBITDA AND ADJUSTED EBITDA. EBITDA increased by approximately $11.6 million to $11.5 million in the June 1996 Period from a $0.1 million loss in the June 1995 Period. In addition, EBITDA as a percentage of revenues ("operating margin") improved to 22.9% in the June 1996 Period. The increases in EBITDA and operating margin were primarily attributable to the relatively fixed nature of certain of the Company's broadcasting costs. Because broadcasting costs and general and administrative expense, which typically account for approximately 69-76% of the Company's operating expenses, tend not to increase proportionately with revenues, increases in the Company's revenues typically result in increases in operating margin and EBITDA. On a same market basis, EBITDA increased by approximately $10.0 million to $10.5 million in the June 1996 Period. Adjusted EBITDA (I.E., EBITDA plus predecessor shareholder costs) increased by approximately $11.6 million to $12.2 million in the June 1996 Period. Adjusted EBITDA as a percentage of revenues increased to 24.3% in the June 1996 Period from 1.8% in the June 1995 Period.

    YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

    REVENUES. Revenues increased by $12.4 million, or approximately 20.6%, to $72.4 million in 1995 from $60.0 million in 1994. This increase was primarily due to revenues generated by the operations acquired in connection with the 1995 Acquisitions and increased sales of commercial airtime inventory on the Radio Traffic Services Network. The 1995 Acquisitions generated revenues of approximately $7.1 million in 1995. Excluding these revenues, same market revenues increased $5.3 million in 1995, or 8.8%. The Company's sell-through rate increased to 72.0% in 1995 from 69.0% in 1994. The Company's average commercial airtime inventory prices increased by approximately 1.0% in 1995 over 1994 prices. Including the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions, pro forma revenues increased 30.1% to $78.1 million in 1995 from $60.0 million in 1994. Revenues from reciprocal arrangements as a percentage of total revenues declined to 11.6% in 1995 from 13.3% in 1994.

    BROADCASTING COSTS. Broadcasting costs increased by $9.0 million, or 28.1%, to $41.3 million in 1995 from $32.2 million in 1994. This increase was attributable to the addition of 16 markets to the Company's operations (including personnel costs and costs related to the facilities required to support the Company's operations in its new markets), continued development of the Expanded Radio Services and the development and operation of the MetroTV Services. The 1995 Acquisitions accounted for $2.8 million, or 4.2%, of the total cost of operations in 1995. Primarily as a result of an increase in operating costs associated with the development and operation of the Expanded Radio Services and the Video News Services from $1.4 million in 1994 to $3.1 million in 1995, broadcasting costs as a percentage of revenues increased from 53.7% in 1994 to 57.0% in 1995. Broadcasting costs associated with reciprocal arrangements increased by $0.6 million to $5.0 million in 1995, from $4.4 million in 1994.

    MARKETING EXPENSE. Marketing expense increased by $3.1 million, or approximately 27.7%, to $14.5 million in 1995 from $11.4 million in 1994. This increase resulted from increased sales commissions associated with the increased revenues generated in 1995. As a percentage of revenues, marketing expense was 20.0% in 1995 and 18.9% in 1994. This increase in percentage terms resulted primarily from the addition of sales representatives, sales managers and managerial staff in connection with the Company's efforts to improve the sell-through rate and higher marketing costs associated with the 1995 Acquisitions. Specifically, the 1995 Acquisitions accounted for $1.5 million of total marketing expense in 1995. Marketing expense associated with reciprocal arrangements increased by $0.8 million to $2.6 million in 1995, from $1.8 million in 1994.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased by $1.3 million, or approximately 21.1%, to $7.2 million in 1995 from $5.9 million in 1994. This increase was primarily attributable to costs associated with the acquisition and operation of the 1995 Acquisitions and the development and expansion of the Expanded Radio Services and the MetroTV Services. General and administrative expense associated with reciprocal arrangements decreased by $0.3 million to $0.9 million in 1995, from $1.2 million in 1994.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased to $4.0 million in 1995 from $1.3 million in 1994. This increase resulted primarily from the increases in the Company's asset base resulting from the 1995 Acquisitions and the 1994 Acquisitions (as defined herein). The 1995 Acquisitions accounted for $1.9 million of the total depreciation and amortization costs in 1995. Depreciation and amortization expense associated with reciprocal arrangements increased to $1.0 million in 1995 from $0.4 million in 1994.

    OTHER  EXPENSES  (INCOME).    Other expenses  (income)  increased  to $(0.1)
million in 1995 from $(0.2) million in 1994.

    INTEREST EXPENSE. Interest expense increased to $1.3 million in 1995 from $0.3 million in 1994. This increase resulted primarily from increases in indebtedness incurred in connection with the 1995 Acquisitions.

    NET INCOME.    As  a result  of  the  factors discussed  above,  net  income decreased by $3.6 million to $3.3 million in 1995 from $6.9 million in 1994.

    EBITDA AND ADJUSTED EBITDA. EBITDA decreased by $1.0 million, or approximately 9.5%, to $9.5 million in 1995 from approximately $10.5 million in 1994. This decrease was attributable to increases in broadcasting costs, marketing expense and general and administrative expense as discussed above. EBITDA as a percentage of revenues decreased to 13.0% in 1995 from 17.5% in 1994. Adjusted EBITDA decreased by $1.4 million to $10.8 million in 1995 from $12.2 million in 1994. Adjusted EBITDA as a percentage of revenues decreased to 15.0% in 1995 from 20.4% in 1994. If the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions had occurred as of January 1, 1995, pro forma adjusted EBITDA would have been $12.1 million in 1995.

    YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    REVENUES. Revenues increased by $12.1 million, or approximately 25.3%, to $60.0 million in 1994 from $47.9 million in 1993, primarily due to increased sales of commercial airtime inventory in existing markets. The sell-through rate increased to approximately 69.0% in 1994 from approximately 65.0% in 1993. In addition, the Company's average commercial airtime inventory prices increased by approximately 6.0% in 1994 over 1993 prices. In 1994, the operations acquired in the 1994 Acquisitions generated revenues of approximately $0.6 million. Revenues from reciprocal arrangements as a percentage of total revenues declined to 13.3% in 1994 from 16.8% in 1993.

    BROADCASTING COSTS. Broadcasting costs increased by $4.9 million, or approximately 17.7%, to $32.2 million in 1994 from $27.4 million in 1993. Such increase was attributable to the 1994 Acquisitions, start-ups in new markets and costs of $1.4 million related to the development of the Expanded Radio Services. Broadcasting costs as a percentage of revenues decreased to 53.7% in 1994 from 57.2% in 1993, primarily as a result of strong revenue growth. Such costs generally do not increase proportionately with revenues. Broadcasting costs associated with reciprocal arrangements increased by $0.8 million to $4.4 million in 1994, from $3.6 million in 1993.

    MARKETING EXPENSE. Marketing expense increased by $2.5 million, or approximately 28.3%, to $11.4 million in 1994 from $8.8 million in 1993. This increase was attributable to increased sales commissions associated with revenue increases in 1994. Marketing expense as a percentage of revenues remained relatively constant at 18.9% in 1994 and 18.5% in 1993. Marketing expense associated with reciprocal arrangements increased by $0.1 million to $1.8 million in 1994, from $1.7 million in 1993.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense decreased $1.1 million, or approximately 15.1%, to $5.9 million in 1994 from $7.0 million in 1993. This decrease was primarily due to a decrease in predecessor shareholder costs, specifically a decrease in the salary paid to Mr. Saperstein. General and administrative expense associated with reciprocal arrangements decreased by $0.9 million to $1.2 million in 1994, from $2.1 million in 1993.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense decreased by $0.5 million, or 28.2%, to $1.3 million in 1994 from $1.8 million in 1993, as a result of certain intangible assets associated with prior acquisitions becoming fully amortized. Depreciation and amortization expense associated with reciprocal arrangements decreased by $0.4 million in 1994 from $1.1 million in 1993.

    OTHER EXPENSES  (INCOME).    Other expenses  (income)  decreased  to  $(0.2)
million in 1994 from $0.2 million in 1993. This decreases was primarily attributable to a $0.3 million loss on disposition of property in 1993.

    INTEREST EXPENSE.   Interest  expense  increased by  $0.2 million,  to  $0.3
million in 1994 from $0.1 million in 1993. This increase was primarily due to an increase in indebtedness related to the 1994 Acquisitions.

    NET  INCOME.    As a  result  of  the factors  discussed  above,  net income increased by $6.0 million to $6.9 million in 1994 from $0.9 million in 1993.

    DISCONTINUED OPERATIONS. In 1992 the Company acquired Houston Metropolitan, Ltd., a magazine concern in Houston, Texas, for notes payable and reciprocal merchandise totaling $0.4 million. In 1993 the Company incurred a loss from operations of $0.3 million (net of tax benefit of $0.2 million) and a loss on disposal of $0.2 million (net of tax benefit of $0.1 million).

    EBITDA AND ADJUSTED EBITDA. EBITDA increased by $5.8 million, or 124.7%, to $10.5 million in 1994 from $4.7 million in 1993. This increase was due to an increase in revenues and was partially offset by increases in broadcasting costs, marketing expense and general and administrative expense. EBITDA as a percentage of revenues increased to 17.5% in 1994 from 9.8% in 1993. Adjusted EBITDA increased by $5.5 million to $12.2 million in 1994 from $6.7 million in 1993. Adjusted EBITDA as a percentage of revenues increased to 20.4% in 1994 from 14.0% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has financed its operations with cash generated by operations and funds provided pursuant to the Credit Agreement. The Company has used cash provided by operating activities to fund capital expenditures, operations and distributions to its stockholders.

    Net cash provided by operating activities increased by approximately $0.5 million, to $3.8 million in the June 1996 Period from $3.3 million in the June 1995 Period as a result of increases in net earnings before depreciation and amortization and an increase in accrued liabilities. This increase was partially offset by an increase in accounts receivable, an increase in cash used by net reciprocal arrangements, and a decrease in deferred revenues. Net cash used in investing activities decreased by $4.1 million, to $6.3 million in the June 1996 Period from $10.4 million in the June 1995 Period, due to a decrease in acquisition costs. This decrease was partially offset by an increase in the acquisition costs of property and equipment. Net cash provided by financing activities decreased by $2.8 million, to $3.0 million in the June 1996 Period from $5.8 million in the June 1995 Period as a result of (i) the reduction in the rate of growth of long term debt and (ii) an increase in shareholder's distributions. Such decrease in net cash provided by financing activities was partially offset by an increase in disbursement float.

    Net cash provided by operating activities increased by $0.8 million to $2.1 million in 1995 from $1.3 million in 1994. This increase was primarily attributable to an increase in income taxes payable and a decrease in cash used by reciprocal arrangements. These factors were partially offset by a decrease in net earnings before depreciation and amortization and deferred revenue and a decrease in the rate of growth of accounts receivable. Net cash used in investing activities was $2.4 million in 1994 and $11.9 million in 1995. Cash used in investing activities related primarily to (i) in 1994, the 1994 Acquisitions and advances to a stockholder of the Company (primarily for the payment of income taxes payable by the shareholders in respect of S Corporation income) and (ii) in 1995, the 1995 Acquisitions and acquisitions of information gathering and broadcasting equipment. Net cash provided by financing activities in 1994 and 1995 was $3.6 million and $9.2 million, respectively. Cash provided by financing activities was comprised primarily of proceeds from funds provided pursuant to the Credit Agreement. As of June 30, 1996, the Company had short-term debt of $7.2 million and long-term debt of $24.0 million. Short-term debt consisted of current maturities of borrowings under the Credit Agreement, current portions of long-term debt and current portions of capitalized lease obligations. Long-term debt consisted of the long-term portion of the Credit Agreement and the long-term portion of the notes relating to certain acquisitions.

    Net cash provided by operating activities increased to $1.3 million in 1994 from $(0.9) million in 1993 due to the increases in net earnings and deferred revenues. The increase in net earnings and deferred revenues was partially offset by an increase in accounts receivable and cash used by net reciprocal arrangements and a decrease in income taxes payable. Net cash used in investing activities increased to $2.4 million in 1994 from $1.2 million in 1993 as a result of an increase in advances on receivables from stockholders. This increase was partially offset by an increase in proceeds from the sale of property and equipment. Net cash provided by financing activities increased to $3.6 million in 1994 from $2.0 million in 1993 due to an increase in long term debt. This increase was partially offset by distributions to shareholders.

    Accounts receivable increased $4.0 million in 1995 primarily as a result of an increase in sales to $72.4 million in 1995 from $60.0 million in 1994. Income taxes payable decreased $1.8 million in 1994 primarily due to the fact that the largest of the Predecessor Companies elected to be treated as an S corporation for tax purposes effective July 1, 1994. A major customer's declaration of bankruptcy caused 1994 bad debt expense to be significantly higher than in 1995. Since 1994, the Company's bad debt expense has been relatively constant. Net reciprocal activities decreased by $1.8 million in 1995 primarily due to the Company's decision to decrease its reciprocal arrangements and concentrate on generation of cash revenues.

    THE CREDIT AGREEMENT AND NOTES PAYABLE

    The maximum aggregate permitted borrowings (the "Line of Credit") under the Credit Agreement is $30.0 million. The Line of Credit bears interest at a variable rate determined by the lender's prime rate or LIBOR and the Company's total leverage; the interest rate ranges from 50 to 100 basis points over the prime rate or 100 to 200 basis points over LIBOR. The Line of Credit has a commitment fee of 0.375% per annum on the daily average unborrowed balance of the Line of Credit. The Line of Credit currently is secured by a pledge of the equity interests in each of the Predecessor Companies. The Credit Agreement provides for various restrictions on the Company which preclude the Company, without first obtaining the lender's consent, from taking certain actions, including incurring additional indebtedness, purchasing the assets of any entity other than in the ordinary course of business, merging or consolidating with any other entity, altering its existing capital structure and paying certain dividends. As of June 30, 1996, the Company had $29.3 million outstanding under the Line of Credit. The Company intends to repay the balance outstanding under the Line of Credit with a portion of the net proceeds of this offering.


    The Company has obtained a commitment letter to enter into the New Line of Credit, which will replace the Line of Credit, with its lender upon the closing of this offering. The New Line of Credit is expected to provide for maximum aggregate permitted borrowings of $30.0 million. The New Line of Credit is expected to expire September 30, 2003, and to begin amortizing in December 1998. The New Line of Credit is expected to bear interest at a variable rate indexed to the lender's prime rate or LIBOR and the Company's total leverage. The New Line of Credit is expected to have a commitment fee based on the daily average unborrowed balance of the New Line of Credit. Upon the closing, the Company anticipates that the New Line of Credit will be secured by the granting of a lien by the Company and its subsidiary on all of their respective assets and a pledge of the Company's equity interest in its subsidiary in favor of the lender. The New Line of Credit is expected to provide for various restrictions on the Company which would preclude the Company, without first obtaining the lender's consent, from taking certain actions, including incurring additional indebtedness, purchasing the assets of any entity other than in the ordinary course of business, merging or consolidating with any other entity, altering its existing capital structure and paying certain dividends.



    The Company issued non-interest bearing notes in connection with the acquisitions in 1995 of the stock of Skyview Broadcasting Networks, Inc. and Airborne Broadcast Consultants and the acquisition in 1995 of the assets of Airborne Broadcasting Systems, Inc. and the 1994 acquisition of Charlotte Traffic

Patrol, Inc. which had principal amounts of $0.2 million, $0.1 million, $0.1 million and $0.7 million, respectively, outstanding as of June 30, 1996. The Company has guaranteed a $0.7 million letter of credit related to the Charlotte acquisition as of June 30, 1996. See "Business -- Acquisitions."

    CAPITAL EXPENDITURES

    Capital expenditures were $2.7 million in both 1994 and 1995. Historically, the Company's capital expenditures have related principally to increasing the Company's information gathering capabilities, broadcasting capacity and technology base. The Company anticipates that capital expenditures in 1996 will be approximately $7.0 million. This $7.0 million is expected to include between $4.0 million and $5.0 million for expenditures associated with expanding the Company's information gathering and broadcasting capabilities, including significant expenditures on video broadcasting and surveillance.

    The Company believes its existing sources of liquidity, cash provided by operations, the Credit Agreement and the proceeds of this offering will satisfy the Company's anticipated working capital and capital expenditure requirements for the foreseeable future.

EFFECTS OF INFLATION

    The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation" in October 1995, which establishes financial accounting and reporting standards for stock based on employee compensation plans including, stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has elected to continue accounting for stock based on compensation under Accounting Principles Board Opinion No. 25. The disclosure requirements of SFAS No. 123 will be effective for the Company's financial statements beginning in 1996. Management does not believe that the implementation of SFAS 123 will have a material effect on its financial statements.

                                    BUSINESS

OVERVIEW


    The Company is the largest provider of traffic reporting services, according to a March, 1994 market analysis prepared by the United States Department of Transportation, and believes that it is a leading supplier of local news, sports, weather and other information reporting services to the television and radio broadcast industries. The Company's information reports, which are customized to meet the specific needs of each of the Company's individual radio and television station affiliates, are presently being broadcast by approximately 1,275 radio stations affiliates and 110 television station affiliates. The Company provides local broadcast information reports in 47 of the 50 largest MSA markets in the United States. In exchange for the Company's information reports, radio and television station affiliates provide commercial airtime inventory to the Company. The packaging and sale of this commercial airtime inventory accounts for substantially all of the Company's revenues.


    Because the Company has numerous radio station affiliates in each of its markets (averaging 21 affiliates per market), the Company believes that its broadcasts of local traffic information enable advertisers to reach more people, more often, in a higher impact manner than can be achieved using other advertising media. The Company's information reports are broadcast daily in 60 MSA markets and are heard by more than 100 million people (age 12 and over). Such reports and the Company's commercial messages are listened to by an average of 88% of the population (age 12 and over) in its markets. The Company's large network of affiliates offers advertisers the opportunity to reach a broad-based local, regional or national audience, through a single purchase of commercial airtime inventory from the Company.

    The Company offers advertisers three different networks on which to broadcast their advertisements: the Radio Traffic Services Network which broadcasts the Radio Traffic Services, the Expanded Radio Services Network which broadcasts the Expanded Radio Services and the MetroTV Network which broadcasts the MetroTV Services. The Company believes that the Expanded Radio Services Network and the MetroTV Network, both of which are currently being developed, will become separate broad-based networks through which the Company will be able to acquire, package and sell additional commercial airtime inventory. See "--Operating Strategy" and "-- Advertising Sales and Marketing."

    Since its founding in 1978, the Company has demonstrated growth in net revenues and EBITDA. For the six months ended June 30, 1996, the Company had revenues of $50.1 million, EBITDA of $11.5 million and adjusted EBITDA of $12.2 million. For the year ended December 31, 1995, the Company had pro forma revenues of $78.1 million, pro forma EBITDA of $10.0 million and pro forma adjusted EBITDA of $12.1 million.

OPERATING STRATEGY

    The Company's strategy is to realize operating efficiencies by (i) expanding geographically; (ii) increasing the number of affiliates using the Radio Traffic Services within existing markets; (iii) developing the Expanded Radio Services;
(iv) developing the MetroTV Services; and (v) continuing to strengthen its marketing, sales and inventory management operations.

    EXPAND GEOGRAPHICALLY. The Company, which currently operates in 60 MSA markets in the United States, including 54 of the largest 75 MSA markets in the United States, believes that the economic model for its local information services business is viable in each of the largest 75 markets. Since July 1994, the Company has entered 16 new markets, including six strategic acquisitions accounting for an additional 14 markets and start-ups in two new markets throughout the United States. Additionally, the Company intends to expand into the remaining 21 markets over the next three years through strategic acquisitions and start-ups. Strategic acquisitions afford the Company the opportunity to realize economies of scale and cost savings as existing operations are acquired and duplicative functions eliminated.

    INCREASE THE NUMBER OF AFFILIATES USING THE RADIO TRAFFIC SERVICES WITHIN EXISTING MARKETS. The Company believes that there are substantial opportunities for continued growth in its Radio Traffic

Services Network. As of June 30, 1996, the Company provided the Radio Traffic Services to approximately 1,230 radio station affiliates, an increase from approximately 900 radio station affiliates as of December 31, 1994. The Company believes that opportunities are available to increase its market penetration by establishing affiliate relationships with additional radio stations. Its current Radio Traffic Services Network represents 48.7% of the approximately 2,524 radio stations in the 60 MSA markets in which the Company operates. Once the Company establishes a presence in a market by providing its services to at least one affiliate, it can leverage its investment in information gathering technology, such as aircraft and fixed-position cameras, by providing traffic services to multiple affiliates, at minimal additional costs.

    DEVELOP THE EXPANDED RADIO SERVICES. Having established a substantial market presence in the Radio Traffic Services, the Company began during 1994 to leverage this business by offering the Expanded Radio Services to its network of radio station affiliates. As of June 30, 1996, the Company provided the Expanded Radio Services to more than 200 radio station affiliates in 28 MSA markets, an increase from 92 radio station affiliates in 17 MSA markets as of December 31, 1994. The Company believes it can provide customized information reports of a superior quality, at a lower cost than an individual station can provide on its own. Moreover, the Company believes that consolidation in the radio industry may increase the demand for the Expanded Radio Services Network because radio station owners are likely to continue to increase their out-sourcing of various programming elements in order to minimize operating costs. The Company plans to focus on increasing the number of radio stations broadcasting the Expanded Radio Services within its current markets, and to expand these services to all of its markets by the end of 1997.

    DEVELOP THE METROTV SERVICES. The Company has provided its Television Traffic Services to the MetroTV Network for over ten years. As of June 30, 1996, this network consisted of 110 television stations in 47 DMA markets, an increase from 71 television stations in 33 DMA markets as of December 31, 1994. In connection with its core Radio Traffic Services business, the Company developed an extensive infrastructure of video surveillance and broadcast equipment, including jet helicopters, broadcast quality remote and omni-directional aircraft-mounted camera systems, mobile units, computer generated graphic displays and broadcasting technology. In 1995, the Company began to use this infrastructure to offer the Video News Services to its network of television station affiliates; the Company currently provides this service to 16 of its television station affiliates in 12 of its 47 DMA markets. The Company's MetroTV Services include full service, 24 hours per day/7 days per week video coverage from camera crews in the Company's aircraft and in the Company's mobile ground units covering news stories. In addition, the Company's strategically located fixed-position ground-based camera systems offer affiliates coverage of crucial traffic arteries and news stories, and are capable of providing panoramic views of the cities in which such cameras are located. The Company intends to expand the Video News Services into the 25 largest DMA markets in the United States over the next three years.

    CONTINUE TO STRENGTHEN MARKETING, SALES AND INVENTORY MANAGEMENT OPERATIONS. Over the past year, the Company has invested in, and continues to initiate and implement, new operating strategies and systems to increase revenues and EBITDA in its operations. In order to increase the percentage of the Company's commercial airtime inventory sold, the Company has (i) increased its sales force from approximately 70 sales representatives as of December 31, 1994 to approximately 136 sales representatives as of June 30, 1996; (ii) developed a corporate marketing department to support the efforts of its sales representatives by providing extensive training, research, sales/marketing materials and analysis; (iii) hired additional general managers and sales managers to better manage the activities of its sales representatives and enhance its affiliate relations; (iv) fully automated its commercial airtime inventory management system to improve inventory control and pricing; and (v) reduced the level of reciprocal arrangements to focus sales representatives on cash revenue business. These enhancements have allowed the Company to increase advertising rates in each of 1994 and 1995. In addition, the Company estimates that it sold approximately 69% in 1994 and 72% in 1995, respectively, of its Radio Traffic

Services Network and Expanded Radio Services Network commercial airtime inventory. For the six months ended June 30, 1996, the Company estimates that it sold approximately 71% of its existing radio network commercial airtime inventory.

PROGRAMMING

    Every aspect of the Company's information reports (including the length of report, content of report, specific geographic coverage area, time of broadcast, number of reports aired per day, broadcaster's style, etc.) is customized to meet each individual affiliate's requirements. The Company typically works closely with the program directors, news directors, and general managers of its affiliates to ensure that the Company's services meet its affiliates' quality standards. The Company and its affiliates jointly select the on-air broadcasters to ensure that each broadcaster's style is appropriate for the station's format. The Company's broadcasters often become integral "personalities" on such affiliates' stations as a result of their significant on-air presence and interaction with the stations' on-air personnel. In order to realize operating efficiencies, the Company endeavors to utilize its professional broadcasters on multiple affiliate stations within a particular market. Generally, each of the Company's broadcasters delivers reports to between two and four of the Company's affiliates.

    The Company does not require its affiliates to identify the Company as the supplier of its information reports. This provides the Company's affiliates with a high degree of customization and flexibility, as each affiliate has the right to present the information reports provided by the Company as if the affiliate had generated such reports with its own resources. For example, multiple affiliates in a single market may suggest that the Company's infrastructure, including its airplanes, helicopters and broadcasters, are those of the affiliate.

    RADIO PROGRAMMING SERVICES

    The Company has been supplying radio stations with customized Radio Traffic Services since its inception in 1978. The Company is now the largest supplier of the Radio Traffic Services in the United States. The Company has offered its Expanded Radio Services since 1994 and is now a leading supplier of such services, with over 200 affiliates in 28 markets. The Company intends to have a general news reporting presence in all of its 60 markets by the end of 1997.

    The Company gathers traffic and other data utilizing the Company's information-gathering infrastructure, which includes aircraft (jet helicopters and airplanes), broadcast quality remote camera systems positioned both at strategically located ground positions and on aircraft, mobile units and cellular systems, and by accessing various government based traffic tracking systems. The Company also gathers information through various services including Reuters America Inc., Turner Program Services, Inc., WeatherBank, Inc., Weather Services Corporation, City News Service of Los Angeles, Sports Final Radio Net, Inc. and Bay City News, Inc. The information is then processed, written into broadcast copy and entered into the Company's computer systems by the Company's local writers and producers. The Company's professional broadcasters then read the customized reports on the air.

    The Company's information-gathering infrastructure and the flexibility created by its ability to provide services 24 hours per day/7 days per week to its affiliates enable the Company to respond to changing conditions and enable the Company's affiliates to provide their listeners with accurate up-to-the-minute information. For example, responding to numerous radio station requests during the Long Island fires in 1995, the Company's New York operations center substantially increased the number of reports regarding this subject provided to affiliates. Rapid response in similar circumstances, such as in connection with the 1994 Los Angeles earthquake, is routinely achieved by the Company whenever weather or other events impact either traffic or other conditions of interest to the listeners or viewers of the Company's affiliates. See "-- Infrastructure."

    As a result of its extensive network of operations and broadcasters, the Company often reports important news stories and provides its affiliates with live coverage of these stories. The Company is able to customize and personalize its reports of breaking stories using its individual affiliates' call letters from the scene of news events. For example, during the TWA Flight 800 crisis, the Company provided live customized reports from New York to its affiliates all over the country. The Company believes that it is the only radio network news organization that has local studio operations that cover 60 markets and that is able to provide such customized reports to these markets.

    In addition, the Company is currently test marketing a regional news wire service (non-customized text and audio) in five markets. If the test is successful, the Company plans to launch its news wire service in various regions beginning in 1997. The Company could eventually offer this service in small and medium-sized markets without opening any local operations centers as this would be a non-customized service and distributed via satellite, thereby generating additional commercial airtime inventory for the Expanded Radio Services.

    TELEVISION PROGRAMMING SERVICES

    The Company has been supplying its Television Traffic Services to television stations for over ten years and is currently providing such services to 110 television stations in 47 markets. Originally, the Company provided television stations with audio reports of traffic information and simple graphics; as the Company developed its Television Traffic Services, it provided more sophisticated graphics displays to the MetroTV Network. In 1995, the Company began to expand and enhance the information services that it provides to television stations. The Company is now providing its Video News Services to approximately 16 television stations in 12 markets. As with its radio programming services, with its MetroTV services the Company supplies customized information reports which are delivered on air by its professional broadcasters to its television station affiliates. In addition, the Company supplies customized graphics and other visual programming elements to its television station affiliates.

    The Company began utilizing live studio cameras in order to enable its traffic reporters to provide its Video News Services on television from the Company's local broadcast studios. In addition, the Company began in 1995 to provide its Video News Services from its aircraft and ground based camera systems. The Company provides its Television Traffic Services and Video News Services to television stations owned by some of the largest television groups in the nation, including A.H. Belo Corporation, Cox Communications, Inc., ABC Inc., a subsidiary of The Walt Disney Company, Ellis Communications, Inc., Fox Television Stations, Inc., a subsidiary of The News Corporation Limited, National Broadcasting Company, Inc., a subsidiary of General Electric Company, The Washington Post Co. and CBS, Inc., a subsidiary of Westinghouse Electric Company.

    The Video News Services include: (i) full-service, 24 hours per day/7 days per week video coverage from the Company's camera crews, using broadcast quality camera equipment and news vehicles; (ii) live video news feeds from the Company's aircraft; and (iii) live video coverage from strategically located ground based camera systems. Currently, the Company is providing all of such Video News Services to four affiliates in Houston, Texas, where the Company has tested the product for the past fifteen months, and plans to expand it into the 25 largest DMA markets in the country over the next three years. The capital and operating expenditures needed to expand the Company's Video News Services have been and will continue to be significant relative to the capital expenditures required by the Company to operate its radio information services business.

    METRO INFORMATION SERVICES

    The Company initiated its Metro Information Services ("MIS") division to develop non-broadcast traffic information business. MIS develops innovative techniques of gathering local traffic and transportation information as well as new methods of distributing such information to the public. The Company believes that in order to remain competitive and to continue to provide an information product of the highest quality to its affiliates, it is necessary to invest in and participate in the development of new technology. The Company is currently working with numerous public and private entities across the United States to improve dissemination of traffic and transportation information. The Company is a large supplier of information to the wireless telephone industry, providing customized traffic information, direction services, and other local information to cellular subscribers via the Company's STAR JAM (TM) and STAR FIND (TM) services. Also, the Company plans to offer traffic information services via the

Internet, other wireless communications, in-vehicle systems and other potential delivery mechanisms. The Company believes that it is well-positioned, as a leading supplier of local traffic and other information, to benefit from the evolution of future distribution systems.

    The Company has participated in several United States Department of Transportation ("USDOT") funded "Intelligent Transportation Systems" projects including: (i) The Atlanta Showcase, a federally funded technology demonstration project which took place during the Summer Olympics in 1996 and involved the delivery of traffic and mobility information and (ii) TravInfo Traveler Information Center, a field operational test being conducted in the San Francisco Bay Area to implement a region-wide, open-access, multi-model advanced traveler information service.

INFRASTRUCTURE

    The Company's geographically dispersed operations have historically been organized into several regions. Formerly, a regional General Manager would typically have overall management responsibility for sales and operations in such General Manager's region, which would be comprised of four to six markets, depending on the size of the markets. However, the Company believes that as it continues to grow its Expanded Radio Services and Video News Services, a General Manager focused exclusively on one market or a smaller number of markets will be able to more effectively implement and maintain affiliate relationships and maximize the percentage of available advertising inventory sold. Accordingly, the Company presently intends to reorganize its management to place a single General Manager in each of its 10 largest markets and to assign a General Manager in its remaining markets to a small number of markets, generally one to three.

    In each of its markets, the Company employs a Director of Operations who is responsible for all aspects of the Company's day-to-day operations. Each Director of Operations is responsible for supervising all of the broadcasters, airborne reporters, producers, editors, and writers in such Director's operation center. Moreover, the Director of Operations is responsible for maintaining day-to-day relations with affiliates and pursuing relationships with unaffiliated stations. In addition, the Company employs eight Regional Directors of Operations who supervise the Directors of Operation and who report to the Company's General Managers.

    The Company believes that its extensive fleet of aircraft and other information-gathering technology and broadcast equipment have allowed the Company to provide high quality programming, enabling it to retain and expand its affiliate base. In the aggregate, the Company utilizes approximately 69 fixed-wing aircraft, 17 helicopters, 30 mobile units, 7 airborne camera systems, 16 fixed-position camera systems, 50 broadcast studios and 1,177 broadcasters and producers. The Company also maintains a staff of computer programmers and graphics experts to supply customized graphics and other visual programming elements to television stations. In addition, the Company's operating centers and broadcast stations has sophisticated computer technology, video and broadcast equipment and cellular and wireless technology which enables the Company's broadcasters to deliver accurate reports to its affiliates. The infrastructure and resources dedicated to a specific market by the Company are determined by the size of the market, the number of affiliates the Company serves in the market and the type of services being provided.

    For example, in the New York City metropolitan area, the Company currently utilizes two jet helicopters with mounted omni-directional cameras, four airplanes, and fixed-position cameras positioned strategically to deliver up-to-the-minute live reports. Traffic conditions are relayed via two way radio to the producers in the Company's New York broadcast studio who transcribe the report, enter it into the computer system and produce the broadcast copy which is then delivered on-air to the Company's New York radio and television affiliates by its broadcasters. The Company recently installed cameras on its helicopters and on certain buildings, including the Empire State Building, enabling the Company to provide its television station affiliates with live video of breaking news and traffic conditions. The Company believes that its investment in its New York City-area infrastructure has been a significant factor in the increase in its number of radio station and television station affiliates in its New York City, Nassau/

Suffolk Counties (Long Island) and Monmouth/Ocean Counties, NJ markets from 24 as of December 31, 1994 to 31 as of June 30, 1996. The following diagram depicts the infrastructure supporting the Company's New York City metropolitan area operation:

                                 [ART]

    In 1995, the Company established an electronic communications network in its headquarters in Houston, Texas. The Company began expanding this network to include its marketing and operations offices throughout the country in 1996. The Company has created this Intranet for internal management as well as Internet access. The Company believes that by networking each of its regional offices to the corporate office, access to certain sales, marketing, scheduling and accounting information will be more effectively updated, maintained and disseminated to the Company's employees. The Company believes this will result in an improvement in sales and marketing efficiency, and will also be beneficial to general managers in tracking and maintaining commercial airtime inventory and rate controls and affiliate information for their respective markets. The Company has invested in this infrastructure, with ten markets currently on the network, and plans to add its remaining markets to this network by 1997.

ADVERTISING SALES AND MARKETING

    The Company packages its radio commercial airtime inventory on a network basis, covering all affiliates in relevant markets. This packaged inventory typically appeals to advertisers seeking a broader demographic reach than that delivered by individual radio stations, which generally deliver an audience with narrow, specific demographic characteristics. Because the Company sells its commercial airtime inventory on a network basis rather than station by station, the Company does not compete for advertising dollars with its local radio station affiliates. The Company believes that this corporate policy is a key factor in maintaining its affiliate relationships.

    Currently, the Company's television commercial airtime inventory is sold by members of its general advertising sales force. The Company is developing a separate sales force to sell its television commercial airtime inventory. Currently, the Company packages its television commercial airtime inventory on a local, regional and national network basis. However, advertisers on the MetroTV Network have the ability to select specific markets and television stations for their advertisements. This enables advertisers to customize advertising packages to their individual requirements.

    In each of the markets in which it conducts operations, the Company maintains an advertising sales office as part of its operations center. The Company's advertising sales force is able to sell available commercial airtime inventory in any and all of the Company's markets in addition to selling such inventory in each local market, which the Company believes affords its sales representatives an advantage over certain of their competitors. For example, an airline advertiser can purchase airtime inventory in multiple markets from the Company's local sales representative in the city in which the airline is headquartered. The Company's advertising sales force is comprised of approximately 136 sales representatives. Although the Company typically has two or three sales representatives in an individual market, the number of sales representatives in an individual market ranges from one to eight depending on the size of the market and the number of potential national and regional advertising clients headquartered in the market. Specialized programs and marketing campaigns, which support nationwide sales and other special forms of advertising, are managed from the Company's headquarters in Houston, Texas.

    Due to the number of the Company's markets, its reach within its markets and the range of services it provides, the Company has a large number of advertising clients in a diverse group of industries. For the year ended December 31, 1995, no single advertiser represented more than 6% of the Company's total revenues and the Company's top ten advertisers, as a group, represented only 21% of the Company's total revenues.

    As the following table indicates, for the year ended December 31, 1995, advertising sales to the ten largest industry groups which are purchasers of the Company's commercial airtime inventory accounted for approximately 58% of the Company's total sales and no single industry group accounted for more than 8% of the Company's total sales.

                                                                       % OF TOTAL SALES FOR
                                                                           TWELVE MONTHS
ADVERTISER INDUSTRY                                                       ENDED 12/31/95
---------------------------------------------------------------------  ---------------------
Consumer Goods.......................................................                8%
Retail (Home Improvement)............................................                7%
Supermarkets.........................................................                6%
Automotive (Retail)..................................................                6%
Automotive...........................................................                6%
Other Retail.........................................................                6%
Cellular.............................................................                5%
Newspapers...........................................................                5%
Oil & Gasoline.......................................................                5%
Lotteries............................................................                4%
                                                                                   ---
  Total..............................................................               58%
                                                                                   ---
                                                                                   ---

    Due to the relatively long lead-time required to educate advertising agencies on the merits of the Company's advertising packages, the Company has historically targeted its advertising sales efforts directly to advertisers. Many advertisers, however, have directed their advertising agencies to place advertising with the Company and, as a result, such agencies have themselves begun to direct more advertisers to the Company. Due to the growing strength of the Company's advertising agency relationships, advertising sales booked through advertising agencies grew to approximately 75% of the Company's total revenues in 1995, an increase from 63% in 1992. The Company does not have significant sales concentration among its agency-placed advertising, with advertising inventory sold through an estimated 400 agencies during 1995.

    THE RADIO TRAFFIC SERVICES NETWORK AND THE EXPANDED RADIO SERVICES NETWORK

    The Company's typical radio advertisement on the Radio Traffic Services Network and the Expanded Radio Services Network consists of an opening announcement and a ten second commercial message presented immediately prior to, in the middle of, or immediately following a regularly scheduled information report. Because the Company has numerous radio station affiliates in each of its markets (averaging 21 affiliates per market), the Company believes that its traffic broadcasts reach more people, more often, in a higher impact manner than can be achieved using any other advertising medium. The Company combines its commercial airtime inventory into multiple "sponsorship" packages (generally 125, 250 or 500 sponsorships broadcast over a four week period in each market) which it then sells as an information sponsorship package to radio advertisers. These Company sponsorship packages are run on a fair and equal rotation (i.e., each advertiser receives its pro rata share of advertisements sold by the Company for broadcast on each of the Company's affiliates in the relevant market or markets) throughout the Traffic Services Network on a local, regional or national basis, primarily during prime morning and afternoon drive periods. The Company does not allow an advertiser to select individual stations from the Radio Traffic Services Network or Expanded Radio Services Network on which to run its advertising campaign. The Company's 500 sponsorship package (which the Company believes is its most frequently purchased package), reaches an average of approximately 70% of the population (age 12 and over) in the Company's MSA markets. In addition, the Company's large network of affiliates allows the Company to offer advertisers the opportunity to purchase advertising in multiple markets nationwide through a single purchase from the Company.

    As the Company has developed and expanded the Expanded Radio Services Network, it has primarily packaged and sold its commercial sponsorships of the Expanded Radio Services in conjunction with its existing traffic report sponsorships. Because the Expanded Radio Services Network is not fully mature, the Company has not yet maximized the marketing of commercial airtime inventory on the Expanded Radio Services Network as a separate product line. Accordingly, the Company has only generated minimal revenues from the sale of advertisements on the Expanded Radio Services Network. As the Company develops the Expanded Radio Services Network in individual markets, it intends to package and sell advertisements as a separate product. During the first quarter of 1996, the Company began to package and sell separate Expanded Radio Services Network sponsorship packages in five markets (Boston, Washington, Houston, Phoenix, and Los Angeles). The Company intends to introduce the Expanded Radio Services Network sponsorships in additional markets as it further develops the Expanded Radio Services Network throughout 1996 and 1997.

    As the Company's business has developed, it has sold increasing amounts of its advertising to regional/national advertisers. For the year ended December 31, 1994, approximately 25% of the Company's radio advertising revenue was attributable to regional/national advertisers, with the balance attributable to local advertisers, and for the six months ended June 30, 1996, sales to regional/national advertisers accounted for approximately 50% of sales of total commercial airtime inventory.

    The Company believes that the positioning of advertisements within or adjacent to its information reports appeals to advertisers because the advertisers' messages are broadcast along with regularly scheduled programming during peak morning and afternoon drive times when a majority of the radio audience is listening. Radio advertisements broadcast during these times typically generate premium rates. Moreover, surveys commissioned by the Company demonstrate that because the Company's customized information reports are related to topics of significant interest to listeners, listeners often seek out the Company's information reports. Since advertisers' messages are imbedded in the Company's information reports, such messages have a high degree of impact on listeners and generally will not be "pre-empted" (i.e., moved by the radio station to another time slot). Most of the Company's advertisements are read live by the Company's on-air broadcasters, providing the Company's advertisers with the added benefit of an implied endorsement for their product.

    THE METROTV SERVICES

    The Company provides its MetroTV Services to television stations in exchange for thirty-second commercial airtime inventory. The amount and day-part placement of the commercial airtime inventory that the Company receives from television stations varies by market and by the type of service provided by the Company. As the Company has provided more enhanced MetroTV Services, it has been able to acquire more commercial airtime inventory with better day-part placement. The Company, in turn, packages this commercial airtime inventory and sells it to advertisers on a local, regional and national basis. The Company believes that it offers advertisers significant benefits because, unlike traditional television networks, the MetroTV Network often delivers more than one station in a market and advertisers have the ability to select specific television stations and markets. Therefore, the Company can customize advertising packages for individual advertisers based on each advertiser's requirements.

    Historically, revenues from sales of television commercial airtime inventory have been an insignificant part of the Company's total revenues. In order to significantly increase the Company's revenues from sales of television commercial airtime inventory, in early 1996 the Company: (i) formed a separate television advertising sales staff; (ii) began seeking an increased amount of higher value fixed position commercial airtime inventory from television stations in exchange for providing enhanced Video News Services; and (iii) pre-sold a significant amount of commercial airtime inventory to a large national advertiser. As the Company continues to expand all aspects of its Television Traffic Services and Video News Services, the Company believes that revenues from television advertising sales will continue to increase.

AFFILIATES

    The Company's large network of affiliates allows the Company to offer advertisers the opportunity to reach a broad-based, local, regional or national audience through a single purchase of commercial airtime from the Company. The Company has demonstrated consistent affiliate growth; for example, the number of radio station affiliates has grown 40.5% from 914 as of December 31, 1994 to 1,284 as of June 30, 1996, and the number of the Company's television station affiliates has increased 54.9% from 71 to 110 over the same period. In addition, the Company's relationships with numerous radio station and television station affiliates within a certain market create economies of scale which allow the Company to utilize a wide array of professional broadcasters, information-gathering equipment and technology and extended hour operations less expensively than if it had an affiliate relationship with only one individual station or group in a particular market.

    The number of the Company's radio station affiliates in an individual market varies from 55 in the Los Angeles, California market to two in the Cincinnati, Ohio market (which was a 1996 start-up) and currently averages 21 affiliates per market. The Company's primary goal when entering a market is to enter into affiliate relationships with every radio station and television station in the market, thereby maximizing the percentage of listeners (i.e., the number of people in the radio audience who have heard a report in a particular market) of the Company's networks within each of its markets; such maximization is an integral part of the Company's sales and marketing strategy. With the exception of Cincinnati, Ohio, the Company's reports and sponsorships are heard by a low of 43.7% in Nashville, Tennessee to a high of 100% of the radio listening audience in six markets. On average the Company's reports and sponsorships are heard by over 88% of the population (age 12 and over) in its markets.

    The following chart presents, in order of MSA population (age 12 and over), the Company's current number of radio station affiliates in each of its MSAs, the MSA's population and the Company's audience reached in the relevant MSA.

                      # OF RADIO
                        STATION         MSA
       MSA(1)         AFFILIATES   POPULATION(1)  % LISTENERS(2)
--------------------  -----------  -------------  ---------------
New York, NY                  28     14,114,700           83.5
  Monmouth/Ocean, NJ                    884,300           48.9
Los Angeles, CA               55      9,687,300           80.6
 Riverside/San
  Bernardino, CA                      1,343,200           89.3
  Oxnard, CA                            362,000           68.9
Chicago, IL                   33      6,895,700           81.8
San Francisco/                28      5,367,400           78.6
 Oakland, CA
Philadelphia, PA              35      4,067,000           95.3
Detroit, MI                   26      3,652,100           91.3
Dallas/Ft. Worth, TX          30      3,570,000           84.0
Washington, DC                34      3,512,500           98.6
Houston/Galveston,            35      3,348,800           99.7
 TX
Boston, MA                    32      3,236,600           84.4
Miami/Ft.                     32      2,936,100           96.9
 Lauderdale/
 Hollywood, FL
Atlanta, GA                   41      2,843,500           80.3
Seattle/Tacoma, WA            24      2,698,900          100.0
Nassau/Suffolk (Long           3      2,253,200           64.5
 Island), NY
San Diego, CA                 21      2,212,900           75.3
Minneapolis/St.               30      2,202,400           98.4
 Paul, MN
St. Louis, MO                 27      2,083,800           95.6
Baltimore, MD                 23      2,056,700           81.9
Pittsburgh, PA                25      2,036,900           84.1
Phoenix, AZ                   38      1,997,400           99.8
Tampa/St.                     30      1,885,200          100.0
 Petersburg/
 Clearwater, FL
Cleveland, OH                 25      1,759,300          100.0
Denver/Boulder, CO            37      1,733,500           98.2
Portland, OR                  21      1,598,900           83.0
Cincinnati, OH                 2      1,556,300            6.0
Kansas City, MO               20      1,349,300           60.3
Milwaukee/Racine, WI          23      1,339,700           98.3

                      # OF RADIO
                        STATION         MSA
       MSA(1)         AFFILIATES   POPULATION(1)  % LISTENERS(2)
--------------------  -----------  -------------  ---------------

Sacramento, CA                38      1,337,200           99.2
  Stockton, CA                          420,400           67.4
  Modesto, CA                           330,400           67.2
San Jose, CA                   9      1,317,700           47.3
Providence/Warwick/           24      1,263,700           96.9
 Pawtucket, RI
Columbus, OH                  13      1,223,900           60.4
Norfolk/Virginia              29      1,210,900          100.0
 Beach/Newport News,
 VA
San Antonio, TX               24      1,183,200           96.0
Salt Lake City/               24      1,158,600           99.6
 Ogden/Provo, UT
Indianapolis, IN              19      1,108,500           91.6
Charlotte/Gastonia/           21      1,077,400           87.9
 Rock Hill, NC
Orlando, FL                   27      1,017,100          100.0
Buffalo/Niagara               15        991,600           98.5
 Falls, NY
Hartford, CT                  40        962,700           91.2
  New Haven, CT                         389,300           57.3
  Danbury, CT                           164,300           83.6
Memphis, TN                   12        931,800           69.4
Nashville, TN                 25        911,900           43.7
Rochester, NY                 15        900,700           85.2
West Palm Beach/              20        850,200           79.0
 Boca Raton, FL
Las Vegas, NV                 23        847,700           99.8
Louisville, KY                24        845,900           88.9
Oklahoma City, OK(3)           8        836,200           70.5
Jacksonville, FL(4)           21        823,900           98.7
Austin, TX                    18        821,600           95.9
Richmond, VA                  22        775,000          100.0
Tucson, AZ                    12        628,100           94.1
Albuquerque, NM(3)            12        537,700           78.1
Wilmington, DE                 2        506,900           67.4
Daytona Beach, FL              5        390,300           46.5

TOTAL (5)                  1,260    117,606,500(6)         88.0%

------------------------
(1) Listed in The Arbitron Radio Metro and Television Market Population Estimates in 1995-1996.*

(2) Percentage of the MSA population which hears the Company's information reports, calculated using Arbitron Winter 1996 Radio Market Reports* and Strata Marketing, Inc. Statistical Analysis.

(3) The Company has a license agreement with WIS to provide national sales, marketing and operational support in exchange for certain amounts of commercial airtime inventory in Oklahoma City, OK, and Albuquerque, NM. The Company packages and sells such commercial airtime on a regional and national basis to its advertisers. The Company has entered into a letter of intent with WIS to acquire the assets of WIS in Oklahoma City and Albuquerque.

(4) Pursuant to a Joint Marketing Agreement, the Company receives advertising inventory in Jacksonville, Florida. The Company packages and sells such commercial airtime on a regional and national basis to its advertisers.

(5) Does not include 24 affiliates of the Company's New England Weather Bureau, which are located in various MSA markets throughout New England. The Company has a total of approximately 1,284 radio station affiliates, including the New England Weather Bureau.

(6) Arbitron includes the population of Nassau/Suffolk (2,253,200) and Monmouth (490,700) counties in the New York MSA. Therefore, these populations are not duplicated in the total population figure.

*    Copyright 1996 The Arbitron Company. All Rights Reserved.

    The following chart presents, in order of market population (age 12 and over), the Company's current number of television affiliates in each market and the DMA's population.

                             # OF TELEVISION
                                 STATION           DMA
          DMA(1)               AFFILIATES     POPULATION(1)
---------------------------  ---------------  -------------
New York, NY                            2       15,922,200
Los Angeles, CA                         2       12,447,700
Chicago, IL                             2        7,153,300
Philadelphia, PA                        2        6,046,200
San Francisco/Oakland/ San              4        5,304,500
 Jose CA
Boston, MA                              3        4,850,800
Washington, DC                          4        4,323,100
Dallas/Ft. Worth, TX                    2        4,033,000
Detroit, MI                             2        3,899,200
Houston, TX                             7        3,610,800
Atlanta, GA                             4        3,557,400
Seattle/Tacoma, WA                      2        3,199,100
Cleveland/Akron, OH                     4        3,193,200
Minneapolis/St. Paul, MN                2        3,100,200
Miami/Ft. Lauderdale, FL                3        3,009,000
Tampa/St. Petersburg/                   3        2,901,800
 Sarasota, FL
Phoenix, AZ                             4        2,584,000
Sacramento/Stockton/                    4        2,561,700
 Modesto, CA
Pittsburgh, PA                          1        2,498,400
Denver, CO                              1        2,437,800
St. Louis, MO                           4        2,433,600
Baltimore, MD                           2        2,214,500
Orlando/Daytona Beach/                  2        2,176,500
 Melbourne, FL
Portland, OR                            1        2,053,500
Hartford/New Haven, CT                  3        2,050,700

                             # OF TELEVISION
                                 STATION           DMA
          DMA(1)               AFFILIATES     POPULATION(1)
---------------------------  ---------------  -------------
Indianapolis, IN                        2        2,033,200
Charlotte, NC                           1        1,780,700
Nashville, TN                           1        1,695,100
Kansas City, MO                         3        1,682,200
Columbus, OH                            1        1,609,200
Salt Lake City, UT                      2        1,602,600
San Antonio, TX                         2        1,514,400
Norfolk/Portsmouth/ Newport             3        1,411,000
 News, VA
Buffalo, NY                             2        1,400,800
Memphis, TN                             2        1,366,800
Oklahoma City, OK(2)                    1        1,271,500
Albuquerque/Santa Fe, NM(2)             1        1,266,300
Providence/New Bedford, RI              1        1,263,700
West Palm Beach/Ft. Pierce,             2        1,206,900
 FL
Louisville, KY                          2        1,199,600
Richmond/Petersburg, VA                 2        1,109,700
Austin, TX                              1          894,200
Las Vegas, NV                           2          869,800
Rochester, NY                           2          812,500
Tucson, AZ                              1          747,300
Springfield/Holyoke, MA                 1          554,100
Monterey/Salinas, CA                    1          511,900
Total Affiliates                      106
Cable News Channels(3)                  4

TOTAL                                 110      135,365,700

------------------------
(1) Listed in The Arbitron Radio Metro and Television Market Population Estimates in 1995-1996.*

(2) The Company has a license agreement with WIS to provide national sales, marketing and operational support in exchange for certain amounts of commercial airtime inventory in Oklahoma City, OK, and Albuquerque, NM. The Company packages and sells such commercial airtime on a regional and national basis to its advertisers. The Company has entered into a letter of intent with WIS to acquire the assets of WIS in Oklahoma City and Albuquerque.

(3) Cable news channel affiliates in New York, NY(2), Washington, DC(1), and Rochester, NY(1).

*    Copyright 1996 The Arbitron Company. All Rights Reserved.

    The Company provides its Television Traffic Services to four cable television affiliates. The Company believes that opportunities exist to increase the number of cable news channel affiliates receiving the Television Traffic Services and Video News Services, and it intends to continue to market its services to those stations.

ACQUISITIONS

    Since July 1994, the Company has expanded into 14 markets through six strategic acquisitions, and made an additional acquisition to expand its operations in Atlanta, Georgia, for a total consideration of approximately $20 million.


    The Company is in various stages of pursuing additional strategic acquisitions. The Company has entered into an agreement to acquire the assets of ATN, a provider of traffic services to 16 radio station affiliates in Kansas City, Missouri and Omaha, Nebraska; such transaction is expected to close in January 1997. Additionally, the Company has entered into a letter of intent to acquire the assets of the WIS, a provider of traffic services to eight radio station affiliates and one television station affiliate in Oklahoma City, Oklahoma, 12 radio station affiliates and one television station affiliate in Alberquerque, New Mexico, eight radio station affiliates in Omaha, Nebraska and one television station affiliate in Milwaukee, Wisconsin. The Company is currently in discussions with several other entities that, if acquired, would result in new or expanded coverage of approximately eight to ten markets by the Company. The Company, however, does not have any commitments, arrangements, or understandings with respect to any such acquisitions. Further, there can be no assurance that the Company will be able to effect any such transaction or that any such transactions, if consummated, will prove to be beneficial to the Company.

    The Company generally consolidates the operations of acquired companies or assets into its existing operations so that duplicative costs can be eliminated, resulting in margin improvements for the consolidated operations. In addition, as a result of the Company's significant sales force and existing advertising relationships, the Company is generally able to increase revenues by selling advertising in the acquired market to the Company's existing regional and national sponsors. Moreover, as the Company continues to add new markets and to increase its presence in existing markets, it has been able to offer advertisers increased market penetration and to generate incremental revenues from existing advertising clients.

    The   following  acquisitions  have  been   completed  in  1996  (the  "1996
Acquisitions"):

    SALT LAKE CITY ACQUISITION. On January 3, 1996, the Company acquired (the "Salt Lake City Acquisition") all of the tangible and intangible assets of Aeromedia, Inc. ("Aeromedia"). As of June 30, 1996, the Company, (through Aeromedia), provided Radio Traffic Services to a network of 22 radio stations and two television stations in Salt Lake City, Utah, which is the thirty-fifth largest MSA market.

    NEW ENGLAND ACQUISITION. On January 4, 1996, the Company acquired (the "New England Acquisition") all of the stock of Traffic Net Inc., a Rhode Island corporation, Traffic Net of Connecticut, Inc., a Connecticut corporation, and The Weather Bureau, Inc., a Massachusetts corporation (collectively, the "Traffic Net Group"). As of June 30, 1996, the Company (through the Traffic Net Group) provided local traffic information services to approximately 60 radio station and four television station affiliates in and around the Hartford, Connecticut area (the forty-first largest MSA market), and Providence, Rhode Island (the thirty-first largest MSA market). In addition, The Weather Bureau, Inc. (d/b/a The New England Weather Bureau) provides weather reporting services to approximately 46 radio station affiliates in Boston, Massachusetts (the tenth largest MSA market), and throughout New England.

    The following acquisitions were completed in 1995 (the "1995 Acquisitions"):

    THE ARIZONA ACQUISITION. On March 9, 1995, the Company acquired (the "Arizona Acquisition") all of the stock of Skyview Broadcasting Networks, Inc., an Arizona corporation ("SBN"). As of June 30, 1996, the Company (through SBN) provided services to 50 radio and five television stations in Phoenix and Tucson, Arizona, the twentieth and sixty-second largest MSAs, respectively.

    THE LAS VEGAS ACQUISITION. On March 9, 1995, the Company acquired (the "Las Vegas Acquisition") all of the stock of Airborne Broadcast Consultants, a Nevada corporation ("Airborne"), which was under common ownership with SBN. As of June 30, 1996, the Company (through Airborne) provided traffic programming services to 23 radio and two television stations in Las Vegas, Nevada, the forty-eighth largest MSA market.


    THE TENNESSEE/KENTUCKY ACQUISITION. On March 9, 1995, the Company acquired (the "Tennessee/ Kentucky Acquisition") substantially all of the tangible and intangible assets and certain liabilities of Airborne Broadcasting Systems, Inc., a Tennessee corporation ("ABS", which was also under common ownership with SBN (ABS, SBN and Airborne are collectively referred to as the "Skyview Group")). As of June 30, 1996, the Company provided traffic information reports to a network of 61 radio station affiliates serving the greater Nashville and Memphis, Tennessee markets and the Louisville, Kentucky market. The MSA market rank of these MSA markets is forty-fourth, forty-third and forty-ninth, respectively.


    THE ATLANTA ACQUISITION. On March 24, 1995, the Company acquired (the "Atlanta Acquisition") all of the stock of TrafficScan, Incorporated, a Georgia corporation ("TSI"). As of June 30, 1996, the Company (through TSI) provided traffic information services to 23 radio station affiliates and one television station affiliate in the greater Atlanta region. Atlanta is the twelfth largest MSA market.

    The following acquisitions were completed in 1994 (the "1994 Acquisitions"):

    THE WISCONSIN ACQUISITION. On July 1, 1994, the Company acquired (the "Wisconsin Acquisition") certain of the tangible and intangible assets of Wisconsin Information Systems, Inc. d/b/a The Milwaukee Traffic Network, an Ohio corporation ("Wisconsin"). As of June 30, 1996, the Company provided traffic information reports to 23 radio station affiliates in Milwaukee, Wisconsin, the twenty-eighth largest MSA market.

    THE ST. LOUIS ACQUISITION. On July 19, 1994, the Company acquired (the "St. Louis Acquisition") substantially all of the tangible and intangible assets of Hildebrand Communications, Inc. ("Hildebrand"). As of June 30, 1996, the Company provided traffic information reports to 27 radio station affiliates and four television station affiliates in St. Louis, Missouri, the seventeenth largest MSA market.

    THE CHARLOTTE ACQUISITION. On October 24, 1994, the Company acquired (the "Charlotte Acquisition") substantially all of the tangible and intangible assets of Charlotte Traffic Patrol, Inc., a North Carolina corporation ("CTP"). As of June 30, 1996, the Company provided traffic reports to 21 radio station affiliates and one television station affiliate in the metropolitan area of Charlotte, North Carolina, the thirty-seventh largest MSA market.

RADIO AND TELEVISION INDUSTRY

    Total radio and television advertising revenues increased 4.2% to $39.4 billion during 1995, according to industry sources. Total radio advertising revenues were $11.5 billion while television advertising revenues were approximately $27.9 billion in 1995, the highest levels in each respective industry's history.

    The growth in total radio and television advertising revenues tends to be fairly stable and has generally grown at a faster rate than the Gross National Product ("GNP"). With the exception of 1991, when total radio and television advertising revenues fell by approximately 3.4% compared to the prior year, advertising revenues have risen in each of the past 15 years more rapidly than either inflation or the GNP.

    The United States radio market is comprised of approximately 11,528 commercially licensed stations which primarily serve local markets. The United States television market is comprised of approximately 1,103 commercially licensed stations which also serve primarily local markets.

    According to the Radio Advertising Bureau's Radio Marketing Guide and Fact Book for Advertisers (1993-1994), each week, radio reaches approximately 96% of all Americans over the age of 12. More than one-half of all radio listening is done outside the home, in contrast to other advertising mediums, and three out of four adults are reached by car radio each week. The average listener spends approximately three hours and 12 minutes per day listening to radio. The highest portion of radio listenership occurs during the morning, particularly between the time a listener wakes up and the time the listener reaches work. This "morning drive time" period reaches more than 85% of people over 12 years of age. According to the Television Advertising Bureau, television reaches approximately 98% of all American households each week. The average household spends approximately seven hours and sixteen minutes per day watching television.

INTERNATIONAL

    The Company's international presence has been limited to its participation in licensing agreements in the United Kingdom and France. Pursuant to these license agreements, the Company provides its licensees the right to use its name, computer technology, training and sales expertise in exchange for commercial airtime inventory. Revenues from such licensing agreements are not material and the Company has no immediate intention to pursue opportunities internationally, although it may choose to do so in the future if resources and opportunities are available.

COMPETITION

    The Company faces various sources of competition in the provision of its information reporting services. Single market operators and groups of radio stations providing their own information reports comprise the Company's primary competition. Although the Company is significantly larger than the next largest provider of traffic and local information services, there are several multi-market operators providing local radio and television programming services in various markets. The Company believes that the next largest provider of traffic and local information services (which operates under the names
"Shadow Traffic" and "Express Traffic") currently has a presence in approximately 14 of the 50 largest MSA markets in the United States, as compared to the Company's operations in 47 of the 50 largest MSA markets.

    The Company also faces competition in the sale of its commercial airtime inventory. The Company positions its advertising so as not to compete with the advertising of its local radio and television affiliates. However, the Company competes for advertising dollars with other media such as newspapers and magazines, outdoor advertising, network radio and network television advertising, transit advertising, direct response advertising, yellow page directories and point-of-sale advertising.

EMPLOYEES

    The Company employed approximately 924 full-time and 499 part-time persons as of June 30, 1996, none of whom was covered by a collective bargaining arrangement. Of these employees, approximately 1,177 were engaged in broadcasting and operations; 136 in sales and marketing; and 110 in general and administrative activities. Approximately 16% of the Company's employees are located in the Company's Houston, Texas headquarters. The Company considers its relationship with its employees to be satisfactory.

PROPERTIES

    The Company's headquarters facility, which includes its principal administrative, sales, marketing, management information systems and product development offices and its local operations center, is located in approximately 30,844 square feet of subleased space in Houston, Texas. The sublease on this facility terminates in March 2004.

    The Company leases additional operation centers/broadcast studios and marketing and administrative offices across the United States consisting of approximately 97,654 square feet in the aggregate, pursuant to the terms of various lease agreements. In addition, the Company leases approximately 25,031 square feet of space in Houston, Texas, which formerly was used as the Company's headquarters and Houston operations center; the Company is attempting to sublease this space. The Company believes that its existing facilities are adequate to meet current requirements and that suitable additional space in close proximity to its existing headquarters will be available as needed to accommodate growth of its operations and additional sales and support offices through the foreseeable future.

    For the year ended December 31, 1995, the Company incurred $2.7 million in facilities rental expense.

TRADEMARKS

    The Company has registered "Metro Traffic Control", "Metro Networks" and certain other marks which are relevant to its business. The Company does not believe that its operations are materially dependent on these trademarks.

LEGAL PROCEEDINGS

    The Company is subject to certain litigation arising in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

REORGANIZATION

    From 1978 through the closing of this offering, the business of the Company will have been operated through the Predecessor Companies. Until the closing of this offering, all of the equity interests in the Predecessor Companies will be owned by the Saperstein Family. Immediately prior to the closing of this offering, the Saperstein Family will establish the Company as a holding company and consolidate the issued and outstanding equity interests in the Predecessor Companies, by exchanging such interests for 9,350,607 shares of Metro Networks Inc.'s Common Stock and 2,549,750 shares of Metro Networks Inc.'s Series A Convertible Preferred Stock.


    Prior to the Reorganization, the Company intends to enter into an agreement with Mr. Saperstein pursuant to which Mr. Saperstein will be distributed certain goods and the rights to certain services which the Company holds for his benefit. See "Certain Transactions." As of the date of the closing of this offering, Metro Networks, Ltd. will distribute certain of its assets, other than MTC GP stock, to Metro Traffic Control, Inc. in partial redemption of Metro Traffic Control, Inc.'s interest in Metro Networks, Ltd.; thereafter Metro Networks, Ltd. will be liquidated. In addition, as of the date of the closing of this offering Metro Video News, Inc., Metro Reciprocal, Inc., MTC GP, Inc., Skyview Broadcasting Networks, Inc., Airborne Broadcast Consultants, TrafficScan, Incorporated, Traffic Net Inc., The Weather Bureau, Inc. and Traffic Net of Connecticut, Inc. will be merged into Metro Traffic Control, Inc. pursuant to a transaction in which the shareholders of each corporation will receive shares of Metro Traffic Control, Inc. stock. Metro Traffic Control, Inc. will become a wholly-owned subsidiary of the Company as a result of a reverse subsidiary merger of Metro Networks Acquisition, Inc. and Metro Traffic Control, Inc., with Metro Traffic Control, Inc. being the surviving entity. The reverse subsidiary merger is intended to qualify as a tax-free reorganization under
Section 368(a)(2) of the Internal Revenue Code of 1986, as amended.

                                   MANAGEMENT

    The following table sets forth certain information regarding the directors and executive officers of the Company.

              NAME                     AGE                                     TITLE
---------------------------------  -----------  --------------------------------------------------------------------
David I. Saperstein                        55   Chairman of the Board of Directors and Chief Executive Officer
Charles I. Bortnick                        42   President and Director
Shane E. Coppola                           30   Executive Vice President and Director
Curtis H. Coleman                          46   Senior Vice President, Chief Financial Officer and Director
Gary L. Worobow                            31   Senior Vice President, General Counsel, Secretary and Director
James A. Arcara                            61   Director

    DAVID I. SAPERSTEIN founded the Company in 1978. Since 1978, Mr. Saperstein has been the Chief Executive Officer and a Director of the Company. Mr. Saperstein served as President of the Company from 1978 through June 1996. Mr. Saperstein serves on the Boards of Directors for the Business Arts Fund, the Houston Symphony and the Toxoplasmosis Research Institute of the Michael Reese Hospital in Chicago. Mr. Saperstein serves on the Board of Trustees for the local chapter of the United Way and is a member of the Dean's Advisory Council for Touro College of Law in New York. Prior to 1978, Mr. Saperstein owned and operated several Ford automobile dealerships in Baltimore, Maryland.

    CHARLES I. BORTNICK has been President and a Director of the Company since June 1996. From April 1994 to May 1996, Mr. Bortnick served as Executive Vice President/General Manager of the Company. Mr. Bortnick joined the Company in March 1993 as Vice President/General Manager-Midwest Region based in Chicago. Prior to joining the Company, Mr. Bortnick had 17 years of experience in the radio broadcasting industry. From November 1987 through March 1993, Mr. Bortnick served as Vice President/General Manager for Malrite Communications at its WMMS-FM/WHK-AM radio station in Cleveland, Ohio and its KKHT-FM radio station in Houston, Texas. From September 1984 to October 1987, Mr. Bortnick served as Vice President/General Manager for TK Communications at its WSHE-FM/WSRF-AM radio stations in Miami/Ft. Lauderdale.

    SHANE E. COPPOLA has served as Executive Vice President and a Director of the Company since June 1996. From April 1992 through May 1996, Mr. Coppola was Vice President -- Corporate Development of the Company. From August 1989 through March 1992, Mr. Coppola was a member of the Communications Finance Group at The Toronto-Dominion Bank. Mr. Coppola earned a Masters of Business Administration from the William E. Simon School of Business Administration in 1989 and a Bachelor of Arts from the University of Rochester in 1988. Mr. Coppola is the son-in-law of Mr. Saperstein.

    CURTIS H. COLEMAN has served as Chief Financial Officer of the Company since September 1995, as a Senior Vice President and a Director of the Company since June 1996. Mr. Coleman served as Vice President-Treasurer and Vice President-Controller of the Company from March 1990 through September 1995. Prior to joining the Company, Mr. Coleman served in various financial and accounting positions with Energy Service Company, Inc., Crutcher Resources Corporation and Arthur Young & Company. Mr. Coleman is a certified public accountant.

    GARY L. WOROBOW has served as General Counsel and Secretary of the Company since May 1995, as a Senior Vice President and a Director of the Company since June 1996. From August 1991 until joining the Company, Mr. Worobow was an attorney with the New York law firm of Stursberg & Veith. Mr. Worobow earned a Juris Doctorate from Fordham Law School in 1991, a Masters of Business
Administration from the William E. Simon School of Business Administration in 1989 and a Bachelor of Arts from the University of Rochester in 1987.

    JAMES A. ARCARA will become a Director of the Company upon consummation of the offering. Mr. Arcara is Chairman of Radio Enterprises Incorporated, a company that he founded in 1996 to acquire and operate radio stations. Mr. Arcara served as President of Capital Cities/ABC Radio, a division of Capital Cities/ABC, Inc., from 1986 until April 1996. From 1980 until 1986, prior to the merger of Capital Cities Communications, Inc. with ABC, Inc., Mr. Arcara served as Executive Vice President for Capital Cities Radio. Mr. Arcara is a past President of the Radio Advertising Bureau and a past Director of the National Association of Broadcasters. From 1970 until 1980, Mr. Arcara served as Vice President/ General Manager for WPAT-AM/FM radio in
Clifton,   New  Jersey.  From  1967  until  1970,  Mr.  Arcara  served  as  Vice
President/General Manager for WPRO-AM radio in Providence, Rhode Island. From 1961 until 1967, Mr. Arcara served as General Sales Manager for WKBW-AM radio in Buffalo, New York.

BOARD OF DIRECTORS

    The Company intends to name an additional outside director to the Board of Directors upon consummation of the offering.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Arcara and Coppola and the additional outside director will comprise the Company's Compensation Committee. Prior to the offering, the Company did not have a Compensation Committee and compensation decisions were made primarily by Mr. Saperstein.

    AUDIT COMMITTEE

    The outside directors will serve as the Company's Audit Committee. The committee will meet periodically with management, the Company's internal audit staff, and representatives of the Company's independent auditors to assure that appropriate audits of the Company's affairs are being conducted. In carrying out these responsibilities, the committee will review the scope of internal and external audit activities and the results of the annual audit. The committee is also responsible for recommending a public accounting firm to serve as independent auditors each year. Both the independent auditors and the internal auditors will have direct access to the Audit Committee to discuss the results of their examinations, the adequacy of internal accounting controls, and the integrity of financial reporting.

    NON-EMPLOYEE DIRECTOR COMPENSATION

    Each member of the Board of Directors who is not an officer or an owner, or the representative of an owner, of more than 5% of the outstanding Common Stock of the Company receives compensation of $1,000 per meeting for serving on the Board of Directors. The Company also reimburses Directors for any expenses incurred in attending meetings of the Board of Directors and the committees thereof. Upon their election to the Board of Directors or the closing of this offering (whichever is later), each non-employee Board member will be granted options to purchase 10,000 shares of the Company's Common Stock. Such options will be exercisable at the fair market value of the common stock at the date of grant. These options will become vested and exercisable for up to 33% of the total optioned shares upon the first anniversary of the grant of the options and for an additional 33% of the total optioned shares upon each succeeding anniversary until the option is fully exercisable at the end of the third year.

EXECUTIVE COMPENSATION

    The following table sets forth certain information for the fiscal years indicated concerning the cash and non-cash compensation earned by or awarded to the Chief Executive Officer of the Company and each of the other three most highly compensated executive officers of the Company whose combined salary and bonus exceeded $100,000 in such periods (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL COMPENSATION
                                                    ---------------------------------------------
               NAME AND                                                          OTHER ANNUAL           STOCK
          PRINCIPAL POSITION               YEAR      SALARY($)    BONUS($)      COMPENSATION($)      OPTIONS(#)       ALL OTHER
---------------------------------------  ---------  -----------  -----------  -------------------  ---------------  -------------
David I. Saperstein....................       1995     960,000           --           58,982(1)
                                                                                      23,081(2)              --              --
Charles I. Bortnick....................       1995     256,290(3)     58,303              --                 --              --
Shane E. Coppola.......................       1995     247,917           --               --                 --              --
Curtis H. Coleman......................       1995     131,042(3)         --              --                 --              --

------------------------------
(1)  Expenses related to automobiles.

(2)  Non-taxable shareholder distribution.

(3)  Includes the Company's contributions under the 401(k) Plan.

1996 INCENTIVE STOCK OPTION PLAN

    The Company's Board of Directors has adopted the 1996 Incentive Stock Option Plan (the "1996 Plan") for the Company's officers and employees. The Board of Directors has discretionary authority, subject to certain restrictions, to administer the 1996 Plan, including but not limited to determining the individuals to whom, the times at which, and the exercise price for which options will be granted. The total number of shares reserved for issuance under the 1996 Plan is 1,000,000, of which approximately 500,000 will be issued upon the effective date of this offering. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value (or not less than 110% of the fair market value as to any individual who, at the time the option is granted, owned more than 10% of the total combined voting power of all classes of stock of the Company) of the Common Stock on the date such option was granted. Options granted under the 1996 Plan are not transferable by the optionholders except by will or by the laws of descent and distribution. Options granted under the 1996 Plan typically become vested and exercisable for up to 33 1/3% of the total optioned shares upon the first anniversary of the grant of the option and for an additional 33 1/3% of the total optioned shares upon each succeeding anniversary until the option is fully exercisable at the end of the third year. Generally, the unexercised portion of any option automatically terminates upon the earlier of (i) termination of the optionee's employment with the Company, (ii) the expiration of 90 days from the date his employment with the Company terminates for any reason other than cause, death, or disability
(iii) the expiration of one year after the optionee's death or (iv) the expiration of the option. Upon the sale, merger or liquidation of the Company, outstanding options may be exercised immediately prior to the consummation of such a transaction, whether or not vested as of such date of consummation.

EMPLOYEE STOCK PURCHASE PLAN


    A total of 1,500,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"). None of such shares have been issued. The Purchase Plan permits an eligible employee of the Company to purchase common stock at a discount through payroll deductions not to exceed 10% of the compensation received by such employee during such pay period ("Employee Purchases"). An employee's right to purchase shares under the Purchase Plan will be granted at the beginning of each six month period based on payroll deductions made in the prior six month period. All purchases will be made automatically at the end of each six month period. Employee Purchases cannot exceed $25,000 in any plan year. The price at which the Common Stock is purchased under the Purchase Plan as set by the Board of Directors is the lesser of 95% of the fair market value of the Common Stock at the time an employee's right to purchase the stock is granted, or the fair market value of the Common Stock on the date of purchase.

DEFINED BENEFIT AND DEFINED CONTRIBUTION PLAN

    Effective in April 1995, the Company established a profit sharing plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all eligible employees. Under the 401(k) Plan, all eligible employees are permitted to defer compensation up to a maximum of 10% of their income. The 401(k) Plan provides for a matching contribution by the Company equal to 25% of the amount contributed by the employee, up to 6% of the employee's total compensation. These contributions amounted to $195,000 in 1995. The employee's contribution is immediately vested and 20% of the Company's matching contribution vests every year after the second year of the employee's participation in the plan. Accordingly, the matching contribution is fully vested six years after such contribution.

EMPLOYMENT AGREEMENTS

    As discussed more particularly below, the Company intends to enter into employment agreements with each of the Named Executive Officers and with Gary L. Worobow, the Company's Senior Vice President, Secretary and General Counsel ("Mr. Worobow", and collectively with the Named Executive Officers, the "Executive Officers"). Such employment agreements prohibit each of the Executive Officers from competing with the Company for a period of one year after termination of employment.

    Mr. Saperstein will be a party to an employment agreement with the Company pursuant to which he will serve as Chief Executive Officer of the Company. Under the terms of Mr. Saperstein's employment agreement, he will be entitled to receive an annual base salary of $350,000. Such base salary will increase by 5% during each year term of the employment agreement. The employment agreement will provide that Mr. Saperstein may receive a bonus of up to $150,000 per annum at the discretion of the Board of Directors or the Compensation Committee. The bonus potential will increase by 5% during each year of the term of the employment agreement. Pursuant to the employment agreement, Mr. Saperstein will be granted stock options under the 1996 Plan to purchase up to 100,000 shares of the Company's Common Stock at an exercise price equal to 110% of the initial public offering price. Subsequent grants of options to Mr. Saperstein during the term of the employment agreement will be at the discretion of the Board of Directors or the Compensation Committee. Mr. Saperstein's employment agreement will be effective as of the closing of this offering, and will have a two year term subject to automatic renewal at the end of the second year for an additional period of one year, unless the Company gives written notice at least 90 days prior to the end of such second year of its election to terminate such employment agreement at the end of such second year (hereinafter, a "Non-Renewal"). Mr. Saperstein currently receives a base salary of $960,000.

    Mr. Bortnick is a party to an employment agreement with the Company pursuant to which he serves as President of the Company. Under the terms of Mr. Bortnick's employment agreement he is entitled to receive an annual base salary of $275,000. Such base salary will increase by 5% upon each anniversary of the closing during the term of the employment agreement. The agreement provides that Mr. Bortnick may receive a bonus of up to $100,000 per annum at the discretion of the Board of Directors or the Compensation Committee. The bonus potential increases by 5% during each year of the term of the employment agreement. Pursuant to the employment agreement, Mr. Bortnick will be granted stock options under the 1996 Plan to purchase up to 75,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price.
Subsequent grants during the term of the employment agreement will be at the discretion of the Board of Directors or the Compensation Committee. Mr. Bortnick's employment agreement has a two year term from the closing date of the offering with an automatic renewal provision of one year, subject to Non-Renewal. Mr. Bortnick currently receives a base salary of $275,000. Mr. Bortnick's agreement also provides that upon the termination of such agreement by the Company or Mr. Bortnick under certain circumstances, Mr. Bortnick will continue to receive the salary provided for under his employment agreement for three months following termination of employment. Additionally, upon a change of control (as defined in the employment agreement) of the Company, if Mr. Bortnick's employment does not continue for a minimum of one year, he would be entitled to receive two (2) times his then current base salary.

    Mr. Coppola will be a party to an employment agreement with the Company pursuant to which he will serve as Executive Vice President of the Company. Under the terms of Mr. Coppola's employment agreement he will be entitled to receive an annual base salary of $200,000. Such base salary will be increased by 5% during each year of the term of the employment agreement. The employment agreement provides that Mr. Coppola may receive a bonus of up to $100,000 per annum at the discretion of the Board of Directors or the Compensation Committee. The bonus potential will increase by 5% during each year of the term of the employment agreement. Pursuant to the employment agreement, Mr. Coppola will be granted stock options under the 1996 Plan to purchase up to 75,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price. Subsequent grants during the term of the employment agreement will be at the discretion of the Board of Directors or the Compensation Committee. Mr. Coppola's employment agreement will be effective as of the closing of this offering, and will have a two year term with an automatic renewal provision of one year, subject to Non-Renewal. Mr. Coppola currently receives a base salary of $410,000.

    Mr. Coleman will be a party to an employment agreement with the Company pursuant to which he will serve as Senior Vice President and Chief Financial Officer of the Company. Under the terms of Mr. Coleman's employment agreement he will be entitled to receive an annual base salary of $150,000. Such base salary will increase by 5% during each year of the term of the employment agreement. The employment agreement provides that Mr. Coleman may receive a bonus of up to $50,000 per annum at the discretion of the Board of Directors or the Compensation Committee. The bonus potential will increase by 5% during each year of the term of the employment agreement. Pursuant to the employment agreement, Mr. Coleman will be granted stock options under the 1996 Plan to purchase up to 55,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price. Subsequent grants during the term of the employment agreement will be at the discretion of the Board of Directors or the Compensation Committee. Mr. Coleman's employment agreement will be effective as of the closing of this offering, and will have a two year term with an automatic renewal provision of one year, subject to Non-Renewal. Mr. Coleman currently receives a base salary of $150,000.

    Mr. Worobow will be a party to an employment agreement with the Company pursuant to which he will serve as Senior Vice President, General Counsel and Secretary of the Company. Under the terms of Mr. Worobow's employment agreement he will be entitled to receive an annual base salary of $117,500. Such base salary will increase by 5% during each year of the term of the employment agreement. The employment agreement provides that Mr. Worobow may receive a bonus of up to $37,500 per annum at the discretion of the Board of Directors or the Compensation Committee. The bonus potential will increase by 5% during each year of the term of the employment agreement. Pursuant to the employment agreement, Mr. Worobow will be granted stock options under the 1996 Plan to purchase up to 45,000 shares of the Company's Common Stock at an exercise price equal to the initial public offering price. Subsequent grants during the term of the employment agreement will be at the discretion of the Board of Directors or the Compensation Committee. Mr. Worobow's employment agreement will be effective as of the closing of this offering, and will have a two year term with an automatic renewal provision of one year, subject to Non-Renewal. Mr. Worobow currently receives a base salary of $105,000.

INDEMNIFICATION MATTERS

    The Company's Amended and Restated Certificate of Incorporation and Bylaws require the Company to indemnify each officer, director or employee in respect of claims made by reason of his or her status with the Company, including stockholder derivative suits, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal act or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Expenses incurred in the defense of any such action may be paid by the Company in advance of final disposition upon receipt of an undertaking from the officer, director or employee to repay the advances if there is an ultimate determination that he or she is not entitled to be indemnified.

                              CERTAIN TRANSACTIONS

    The Company has entered into several arrangements with or on behalf of parties related to the Company. Upon the closing of this offering these arrangements will terminate, except as indicated below, and the Company will enter into transactions with related parties only on an arm's-length basis.

    The Company has leased certain real property in Vail, Colorado and in Malibu, California from Five S Properties, Ltd., a limited partnership of which a company owned by Mr. Saperstein is the general partner ("Five S"). Such properties were used for affiliate relations and for other Company business-related purposes. The annual lease payments on these properties are $60,000 and $240,000, respectively. The amounts of such lease payments were determined by the Company based on its estimate of the value of the leased properties but without reference to outside sources of valuation. Because the Company has not made full-time use of these properties, such leases will be terminated as of the closing of this offering, and the Company has no intention to enter into similar leases.

    The Company has entered into certain reciprocal arrangements with unrelated third parties as a result of which the Company will receive goods and services for the benefit of Mr. Saperstein. The reciprocal arrangements obligate the Company to provide commercial airtime, provide other goods and services, and make cash disbursements to such third parties in exchange for the goods and services received by the Company. The dollar values of such arrangements have typically been calculated based upon the Company's estimate of the fair market value of the commercial airtime inventory involved and the Company believes that its estimates have been made on a basis similar to the basis on which estimates are made by others in the broadcast industry. As of June 30, 1996, the Company was obligated to provide approximately $3.5 million of commercial airtime, goods and services and cash under these reciprocal arrangements. Immediately prior to the offering, the Company intends to enter into an agreement with Mr. Saperstein pursuant to which Mr. Saperstein will be distributed the goods and services the Company holds for Mr. Saperstein's benefit. The Company also will distribute to Mr. Saperstein all of its rights to the goods and rights to services that are the subject of existing reciprocal arrangements but which have not yet been delivered to the Company. The value of such goods and services is expected to be approximately $3.0 million. Following the offering, the Company does not intend to enter into reciprocal arrangements for the benefit of Mr. Saperstein.

    The Company has entered into certain transactions with Pro Journey Travel, Inc., a company owned by Mr. Saperstein ("Pro Journey"). The Company has guaranteed annual lease payments for Pro Journey, in the amount of $60,000 per annum; such obligation shall continue through December 31, 1996. Additionally, the Company has (i) posted a bond of $20,000 with the Airline Reservations Clearinghouse on behalf of Pro Journey and (ii) provided coverage for Pro Journey under the Company's liability insurance policies. The premiums which would have been paid by Pro Journey to obtain such coverage had a value in 1995 equal to approximately $2,548. In addition, the employees of Pro Journey participate in the Company's insurance plans; the premiums which would have been paid by Pro Journey to obtain coverage under similar insurance plans had a value in 1995 equal to approximately $6,539. The Company purchases the majority of its travel tickets through Pro Journey, on terms which the Company believes are no less favorable than those available from third parties. As of June 30, 1996, Pro Journey owed the Company approximately $52,000. Upon the closing of this offering and the Reorganization, the Company will forgive this receivable. After December 31, 1996, the Company will cease all transactions and arrangements with Pro Journey.

    Mr. Saperstein has personally utilized the services of several of the Company's employees. The total compensation paid to such employees was $180,995 in 1995. Except for two individuals who will provide security and transportation services to Mr. Saperstein, these persons will cease to be employees of the Company as of the closing of this offering. The individuals who will remain in the Company's employ will be paid combined annual compensation of approximately $75,000.

    Through a separate company, Mr. Saperstein holds an equity interest in Posh International, Inc. ("Posh"), a car care products company. In exchange for such interest, the Company provided Posh with commercial airtime inventory valued at $566,000 during the twelve months ended December 31, 1995 and $363,000 during the year ended December 31, 1994. The Company has agreed to sell commercial airtime inventory valued at $1.1 million to Posh at a discount through December 31, 1996, subject to availability and prepayment. As of the date of this Prospectus, Posh has not purchased any such inventory from the Company.

    Upon the closing of this offering, the Company and Mr. Saperstein will enter into an agreement pursuant to which Mr. Saperstein may seek reimbursement from the Company for any income tax obligation attributable to any period prior to the Reorganization. Alternatively, in the event that the status of any of Metro Video News, Inc., Metro Reciprocal, Inc., or Metro Traffic Control, Inc. as a subchapter S corporation is not respected, the Company may seek reimbursement from Mr. Saperstein, but only to the extent that Mr. Saperstein receives a tax refund attributable to amounts he previously included in income in his capacity as a shareholder of such corporations. The Company does not anticipate that the subchapter S status of Metro Video News, Inc., Metro Reciprocal, Inc., or Metro Traffic Control, Inc., will be successfully challenged.


    Immediately prior to the closing of this offering, the Company will enter into a Stock Loan and Pledge Agreement with Mr. Saperstein pursuant to which the Company will loan Mr. Saperstein 2,549,750 shares of Common Stock. The loan will be for a term of ten years, although the Company will have the right to require the return of the loaned Common Stock (the "Loaned Stock") from Mr. Saperstein prior to that time upon three days notice. As security for the loan, Mr. Saperstein will pledge a number of shares of Series A Convertible Preferred Stock of the Company which when converted into common stock will be equal to the number of shares of Loaned Stock. Mr. Saperstein will be obligated to pay to the Company an annual fee over the term of the loan of 0.1% of the average fair market value of the Loaned Stock during the five day period immediately following the date of the Stock Loan and Pledge Agreement. One-half of this fee will be payable annually, and the remaining one-half of this fee will be payable upon the termination of the loan if such termination occurs pursuant to an Event of Default (as defined in the Stock Loan and Pledge Agreement) or at the end of the ten year term of the Stock Loan and Pledge Agreement. The Company will forfeit this portion of the fee if it calls the loan prior to the end of the ten year term. In addition, Mr. Saperstein will pay an upfront transaction fee of $2,550 to the Company and will be obligated to repay to the Company any dividends that are paid by the Company on the Loaned Stock. The Series A Convertible Preferred Stock will not pay any dividends.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following  table sets  forth  certain information  with respect  to  the beneficial ownership of the Company's Common Stock by (i) the Selling Stockholder, (ii) each person known to the Company to be the beneficial owner of 5% or more thereof, (iii) each director of the Company, (iv) each Executive Officer and (v) all executive officers and directors as a group, as of September 19, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby. Each of the named persons has sole voting and investment power with respect to all shares of Common Stock owned by such person. See "Management."

                                          SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                            PRIOR TO THIS OFFERING                       AFTER THIS OFFERING
                                         ----------------------------  SHARES BEING   --------------------------
           NAME AND ADDRESS                 SHARES       PERCENTAGE       OFFERED       SHARES      PERCENTAGE
---------------------------------------  -------------  -------------  -------------  -----------  -------------
David I. Saperstein....................      8,300,357(1)        88.8%    3,600,000     8,300,357   (2)        53.5%
Charles I. Bortnick....................             --           --              --            --(3)       *
Shane E. Coppola.......................        210,050(4)         2.2%           --       210,050   (5)         1.4%
Curtis H. Coleman......................             --           --              --            --(6)       *
Gary L. Worobow........................             --           --              --            --(7)       *
All executive officers and directors as
 a group (5 persons)...................      8,510,407         91.0%      3,600,000     8,510,407         54.9%

------------------------------
*    Less than 1%.

(1) Does not include shares held by the Trusts (as defined below), beneficial ownership of which Mr. Saperstein disclaims. In addition, the number of shares beneficially owned does not include 2,549,750 shares of Series A Convertible Preferred Stock owned by Mr. Saperstein and pledged to the Company in connection with the stock loan under the Stock Loan and Pledge Agreement. See "Certain Transactions." Such shares have not been included because they can only be converted into Common Stock upon repayment of such stock loan; repayment may be achieved either through the acquisition of shares of Common Stock in the open market and delivery of such shares to the Company or the delivery of shares of Series A Convertible Preferred Stock. Mr. Saperstein will retain the voting rights to all pledged shares of Series A Convertible Preferred Stock. See "Description of Capital Stock" and "Certain Transactions."

(2) Does not include stock options to purchase 100,000 shares of Common Stock granted under the 1996 Plan upon the effective date of this offering.

(3) Does not include stock options to purchase 75,000 shares of Common Stock granted under the 1996 Plan upon the effective date of this offering.

(4) Includes 210,050 shares beneficially owned through the Michelle Joy Coppola Trust. Mrs. Coppola, the beneficiary of the trust, is Mr. Coppola's wife. These shares have been loaned to the Selling Stockholder in connection with this offering. See below.

(5) Does not include stock options to purchase 75,000 shares of Common Stock granted under the 1996 Plan upon the effective date of this offering.

(6) Does not include stock options to purchase 55,000 shares of Common Stock granted under the 1996 Plan upon the effective date of this offering.

(7) Does not include stock options to purchase 45,000 shares of Common Stock granted under the 1996 Plan upon the effective date of this offering.

    All of the shares of Common Stock being offered for sale by David I. Saperstein were borrowed from the Michelle Joy Coppola 1994 Trust, the Jennifer Beth Saperstein 1994 Trust, the Jonathan Alexander Saperstein 1994 Trust, the Alexis Daniella Saperstein 1994 Trust, and the Stefanie Nicole Saperstein 1994 Trust (collectively, the "Trusts") and the Company. Mr. Saperstein will be obligated to repay these loans by delivering a number of shares of Common Stock equal to the number of borrowed shares. Mr. Saperstein will pledge an equivalent number of shares of Series A Convertible Preferred Stock as security for the loans from the Company. See "Management" and "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), 10,000,000 shares of preferred stock, par value $0.001 per share. At September 19, 1996, assuming the Reorganization had occurred as of such date there would have been 9,350,607 shares of Common Stock and 2,549,750 shares of Series A Convertible Preferred Stock outstanding.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Stockholders casting a plurality of votes of the stockholders entitled to vote in an election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of Preferred Stock that may be issued at such future time or times. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company that may be available after the payment of all debts and other liabilities and subject to the prior rights of Preferred Stock that may be issued and outstanding at such time. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

    As of September 19, 1996, assuming the Reorganization had occurred as of such date there were 9,350,607 shares of Common Stock outstanding held only by or for the benefit of members of the Saperstein Family.

PREFERRED STOCK

    Preferred Stock may be issued from time to time by the Company's Board of Directors, without stockholder approval, in one or more classes or series. Subject to the provisions of the Amended and Restated Certificate of Incorporation and the limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares of Preferred
Stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of Preferred Stock, in each case without any further action or vote by the stockholders.

    One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

SERIES A CONVERTIBLE PREFERRED STOCK

    The Company has created a series of Preferred Stock designated as Series A Convertible Preferred Stock (the "Series A Convertible Preferred Stock"). Such series consists of 7,500,000 shares. Holders of Series A Convertible Preferred Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Shares of the Series A Convertible

Preferred Stock will not be entitled to receive dividends. Upon the liquidation, dissolution or winding-up of the Company, the holders of the Series A Convertible Preferred Stock are entitled to a liquidation preference over the then outstanding Common Stock and any other then outstanding Preferred Stock of other classes with respect to the assets of the Company in an amount per share of Series A Covertible Preferred Stock equal to 10% of the fair market value of a share of the issued and outstanding Common Stock to be determined at the closing of the initial public offering. Each share of Series A Convertible Preferred Stock is convertible with no premium into one share of Common Stock (subject to adjustment for stock splits, stock dividends, reverse stock splits, recapitalization and similar events) at the option of the holder, but may not be converted while the stock loan is outstanding.


    The Series A Convertible Preferred Stock will be, when issued and paid for, fully paid and nonassessable.

CERTAIN PROVISIONS OF DELAWARE LAW


    Upon consummation of this offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless (i) prior to such date either the transaction which resulted in the person becoming an interested stockholder, or the business combination, is approved by the board of directors, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned 85% or more of the outstanding voting stock of the corporation (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. Mr. Saperstein will not be subject to the restrictions of Section 203 because he was an interested stockholder at the time of the Reorganization.


    A corporation  may, at  its  option, exclude  itself  from the  coverage  of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. The Company intends to adopt an amendment to its Certificate of Incorporation to exempt itself from coverage of Section 203.

CERTAIN CHARTER AND BYLAW PROVISIONS


    REMOVAL OF DIRECTORS; STAGGERED BOARD OF DIRECTORS



    Pursuant to Article 10 of the Company's Amended and Restated Certificate of Incorporation, a director may be removed only for cause and only by the holders of a majority of the outstanding shares of all classes of capital stock of the Company entitled to vote in the election of directors. In addition, pursuant to
Article 3 of the Company's Bylaws the Company's Board of Directors is divided into three classes, each elected for staggered terms of three years, which, effectively, prevents a change in a majority of the directors of the Company from being effected at a single annual meeting of stockholders. While the principal purpose of such articles is to provide continuity on the Board of Directors, the provisions could have the effect of discouraging a third party from attempting to change the management and policies of the Company by effecting a change in the majority of the Board of Directors through a proxy contest.

    These provisions of the Company's Bylaws may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders, unless a special meeting is called by the Chief Executive Officer or the Board of Directors. These provisions also would prevent the holders of a majority of the voting power of the Company from using the written consent procedure to take stockholder action without giving all the stockholders of the Company entitled to vote on a particular matter the opportunity to participate in determining such proposed action. Additionally, a stockholder could not force consideration of a proposal by stockholders over the opposition of the Board of Directors of the Company by calling a special meeting of stockholders prior to the time the Board believes such consideration to be appropriate.

    ADVANCE NOTICE OF STOCKHOLDER NOMINEES AND STOCKHOLDER BUSINESS

    The Company's Bylaws establish an advance notice procedure for the nomination of candidates for election as directors and the presentation of certain other matters before an annual meeting of stockholders of the Company, other than by or at the direction of the Board of Directors or the chairman of the meeting. For such nominations or other business to be considered properly brought by a stockholder before an annual meeting of stockholders of the Company, such stockholder must have given timely prior written notice to the Secretary of the Company of his or her intent to bring such nominations or business before the meeting. To be timely, such notice must be received by the Secretary at least 90 days prior to the date on which, in the immediately preceding calendar year, the annual meeting of stockholders of the Company for such year was held (provided that if the date of the annual meeting is changed by more than 30 days from such anniversary date, such stockholder's notice must be received by the Secretary no later than 10 days after notice or prior public disclosure of the meeting is first given or made to stockholders).

    A stockholder notice must contain a brief description of the nomination or business to be brought before the meeting, the name and address of the stockholder making the notice and of any person to be nominated, a representation that the stockholder is a holder of record of stock of the Company entitled to vote at the meeting and intends to appear at the meeting to bring such nominations or business before the meeting; a description of all arrangements or understandings between the stockholder and each nominee (in the case of a nomination) or of any material interest of the stockholder in the business matter (in the case of other business); such other information regarding the nominee or matter of business to be proposed as would be required to be included in a proxy statement soliciting proxies for the election of such nominee or approval of such other business; and, in the case of a nomination of the nominee.

    The purpose of these procedures is to provide an orderly procedure for conducting annual meetings of stockholders and to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and to inform themselves, and where appropriate to inform stockholders, in advance of the meeting of any business proposed to be conducted at the meeting. Although the Company's Bylaws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or any other business proposed by a stockholder to be conducted at any annual meeting, the Bylaws may have the effect of precluding a nomination or the consideration of certain business at a particular annual meeting if the proper procedures are not followed. These procedures may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or from attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF MONETARY LIABILITY


    Section 145 of the Delaware General Corporation Law permits the Company to indemnify an officer, director or employee in respect of claims made by reason of his or her status with the Company, including stockholder derivative suits, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal act or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Expenses incurred in the defense of any such action may be paid by the Company in advance of final disposition upon receipt of an undertaking from the officer, director or employee to repay the advances if there is an ultimate determination that he or she is not entitled to be indemnified. Article 8 of the Company's Amended and Restated Certificate of Incorporation provides such indemnification to the full extent permitted by law. The Company intends to purchase directors' and officers' liability coverage to insure its indemnification of the Company's directors and officers.


    Article 6 of the Company's Certificate of Incorporation exonerates the Company's directors from personal liability to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, provided that Article 6 does not eliminate or limit liability for any breach of the directors' duty of loyalty for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for any improper declaration of dividend or for any transaction from which the director derived an improper personal benefit. Article 6 does not eliminate a stockholder's right to seek non-monetary, equitable remedies, such as an injunction or recision to redress an action taken by the directors. However, as a practical matter, equitable remedies may not be available in all situations, and there may be instances in which no effective remedy is available.


    The discussions of the Common Stock and Preferred Stock here and elsewhere in this Prospectus are qualified in their entirety by reference to (i) the Amended and Restated Certificate of Incorporation of the Company, as amended, and the Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and (ii) the applicable provisions of Delaware law.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering, there will be 15,500,357 shares of Common Stock outstanding. Of these shares, the 7,200,000 shares sold in this offering will be freely tradeable without restriction (except as to "Affiliates" of the Company (as defined under the Securities Act)) or registration under the Securities Act of 1933. The remaining 8,300,357 shares will be "Restricted Securities" as defined in Rule 144 under the Securities Act ("Rule 144"). All of such shares, without consideration of the contractual restrictions described below, would be available for resale in the public market pursuant to Rule 144 (see below).

    Restricted Securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144 and 701, additional shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale in the public market on the date of the Prospectus, (ii) no shares will be issuable upon the exercise of stock options granted under the 1996 Plan that will vest and, if exercised, will become eligible for sale without lock-up restrictions on various dates prior to 180 days following the date of this Prospectus and (iii) 8,300,357 shares will be eligible for sale, subject to volume and manner of sale restrictions, upon expiration of lock-up agreements 180 days after the date of this Prospectus.

    Rule 701 under the Securities Act provides that, beginning ninety (90) days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 (d), and by Affiliates subject to all provisions of Rule 144 except the two-year minimum holding period.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of Common Stock for at least two years, including an "Affiliate" as that term is defined under the Securities Act, is entitled to sell a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Paul, Hastings, Janofsky & Walker, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS


    The combined financial statements of Metro Traffic Control, Inc., Metro Reciprocal, Inc., Metro Networks, Ltd. and Metro Video News, Inc. as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995 and the combined financial statements of Airborne Broadcast Consultants, Skyview Broadcasting Networks, Inc. and Airborne Broadcasting
Systems, Inc. for the year ended December 31, 1994, included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, and the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies of all or any part thereof may be obtained from each office upon payment of the fees prescribed by the Commission. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit.

                                    GLOSSARY

    AFFILIATES. The radio and television stations to which the Company provides information services in exchange for commercial airtime inventory. The Company typically is the exclusive provider to an affiliate of the specific information services contracted for by such affiliate, but such affiliate may also receive other information from other service providers. With the exception of its contractual relationships, the Company does not have financial interests in its affiliates.

    DMA. Designated Market Area, as listed on The Arbitron Radio Metro and Television Market Population Estimates 1995-1996.

    EXPANDED RADIO SERVICES. The Company's news, sports, weather and other information reports provided to radio station affiliates.

    EXPANDED RADIO SERVICES NETWORK. The network of radio station affiliates to which the Company provides its Expanded Radio Services.

    GAAP. Generally accepted accounting principles.

    % LISTENERS. Percentage of an MSA population which hears the Company's information reports over a 4-week period calculated using data from the Arbitron Winter 1996 Radio Market Reports* and Strata Marketing, Inc. statistical analysis.

    METROTV NETWORK. The network of broadcast television station affiliates and cable news channel affiliates to which the Company provides its Television Traffic Services and Video News Services.

    MSA. Metro Survey Area, as listed in The Arbitron Radio Metro and Television Market Population Estimates 1995-1996.*

    RADIO TRAFFIC SERVICES. The Company's core traffic information reports provided to radio station affiliates.

    RADIO TRAFFIC SERVICES NETWORK. The network of radio station affiliates to which the Company provides its Radio Traffic Services.

    RECIPROCAL ARRANGEMENTS. Arrangements in which the Company exchanges certain commercial advertising inventory for goods and services.

    ROS. Thirty second and sixty second commercial advertising that the Company's affiliate radio and television stations broadcast for the Company based on availabilities in such affiliates's schedules. Generally, ROS time provided to the Company is broadcast between 6:00 a.m. and 11:00 p.m., Monday-Sunday.

    SPONSORSHIP. An opening announcement and ten second commercial message broadcast during, immediately before or immediately after one of the Company's information reports on either the Radio Traffic Services Network or the Expanded Radio Services Network.

    TELEVISION TRAFFIC SERVICES. The Company's traffic information reports provided to television station affiliates.

    VIDEO   NEWS  SERVICES.  The  Company's  video  news  (other  than  traffic)
information products provided to television station affiliates.

------------------------
* Copyright 1996 by The Arbitron Company. All Rights Reserved. The information provided herein regarding Arbitron's audience listening estimates is based on Arbitron's copyrighted and proprietary data and estimates concerning the applicable stations' average quarter hour persons share, Monday- Sunday, 6am-Midnight, from the applicable Winter 1996 Radio Market Reports for the demographic, day-part and metro areas listed herein and from The Arbitron Radio Metro Television Market Population Estimates 1995-1996.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                          PAGE
                                                                                                        ---------

The Combined Financial Statements of Metro Traffic Control, Inc., Metro Reciprocal, Inc., Metro
 Networks, Ltd., and Metro Video News, Inc.:

  Independent Auditors' Report........................................................................        F-3

  Combined Balance Sheets.............................................................................        F-4

  Combined Statements of Operations...................................................................        F-6

  Combined Statements of Stockholder's Equity/Partners' Capital.......................................        F-7

  Combined Statements of Cash Flows...................................................................        F-8

  Notes to Combined Financial Statements..............................................................       F-10

Financial statements of business acquired:

The Combined Financial Statements of Skyview Broadcasting Networks, Inc., Airborne Broadcasting
 Consultants and Airborne Broadcasting Systems, Inc.:

  Independent Auditors' Report........................................................................       F-22

  Combined Statement of Operations....................................................................       F-23

  Combined Statement of Cash Flows....................................................................       F-24

  Notes to Combined Financial Statements..............................................................       F-25

Pro Forma Condensed Financial Data:...................................................................       F-27

  Pro Forma Condensed Balance Sheet as of June 30, 1996...............................................       F-28

  Pro Forma Condensed Statement of Operations for the six months ended June 30, 1996..................       F-29

  Pro Forma Condensed Statement of Operations for the year ended December 31, 1995....................       F-30

  Notes to Condensed Pro Forma Financial Statements...................................................       F-31

                 (This page has been left blank intentionally.)

                          INDEPENDENT AUDITORS' REPORT

Boards of Directors and Partners
  Metro Traffic Control, Inc.
  Metro Reciprocal, Inc.
  Metro Networks, Ltd.
  Metro Video News, Inc.:

We have audited the accompanying combined balance sheets of Metro Traffic Control, Inc., Metro Reciprocal, Inc., Metro Networks, Ltd., and Metro Video News, Inc. (collectively, the "Companies") as of December 31, 1995 and 1994, and the related combined statements of operations, stockholder's equity/ partners' capital and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Companies as of December 31, 1995 and 1994, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                           KPMG Peat Marwick LLP

Houston, Texas
June 13, 1996

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                            COMBINED BALANCE SHEETS

                                                                   DECEMBER 31,    DECEMBER 31,   JUNE 30, 1996
                             ASSETS                                    1994            1995        (UNAUDITED)
                                                                  --------------  --------------  --------------
Current assets:
  Cash and cash equivalents.....................................  $    3,676,357  $    3,049,946  $    3,466,200
  Accounts receivable, net......................................       8,636,230      12,662,716      19,840,971
  Prepaid expenses and other current assets.....................         226,129         357,473         902,088
  Reciprocal receivables, net...................................       5,002,719       4,561,786       5,744,712
  Merchandise and scrip inventory...............................         422,851         399,606         384,292
  Reciprocal prepaid expenses and other current assets..........         838,249         679,199         804,155
                                                                  --------------  --------------  --------------
    Total current assets........................................      18,802,535      21,710,726      31,142,418
Receivables from related parties................................         288,669       1,075,030       1,685,792
Note receivable from stockholder................................       1,706,641              --              --
Property and equipment:
  Operating equipment...........................................       5,627,122       7,887,769       8,941,683
  Transportation equipment......................................         136,876         709,323         824,692
  Leasehold improvements........................................         476,190         615,380         667,709
                                                                  --------------  --------------  --------------
                                                                       6,240,188       9,212,472      10,434,084
                                                                  --------------  --------------  --------------
Less: accumulated depreciation                                         3,046,307       4,234,972       4,961,155
                                                                  --------------  --------------  --------------
                                                                       3,193,881       4,977,500       5,472,929
Purchased broadcast contracts and other intangibles, net of
 accumulated amortization of $4,103,863 in 1995 and $3,437,712
 in 1994........................................................       3,107,634      13,749,644      16,435,009
Other assets....................................................         402,244         923,714       2,013,864
                                                                  --------------  --------------  --------------
                                                                  $   27,501,604  $   42,436,614  $   56,750,012
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                       COMBINED BALANCE SHEETS, CONTINUED

                                                                           DECEMBER 31,              JUNE 30,
                                                                  ------------------------------       1996
                          LIABILITIES                                  1994            1995        (UNAUDITED)
                                                                  --------------  --------------  --------------
Current liabilities:
  Disbursement float............................................  $    1,511,672  $    1,800,433  $    2,323,713
  Accounts payable..............................................       1,465,253       1,808,274       2,432,529
  Accrued liabilities...........................................       1,146,228       1,707,085       4,002,984
  Accrued payroll liabilities...................................         863,831         996,695       1,212,899
  Notes payable.................................................         120,148          84,280         706,904
  Current portion of long-term debt.............................          82,610         662,257       6,474,873
  Deferred revenues.............................................       1,340,017         727,947       1,113,564
  Income tax payable............................................          68,868         302,000         162,228
  Accrued reciprocal liabilities................................       2,350,367       2,316,975       2,743,473
  Reciprocal and airtime obligations............................       2,439,990       3,404,296       3,126,047
                                                                  --------------  --------------  --------------
      Total current liabilities.................................      11,388,984      13,810,242      24,299,214
                                                                  --------------  --------------  --------------
Long-term debt..................................................       6,447,245      21,877,156      23,965,534
Deferred income tax.............................................              --       2,083,842       2,941,787
Other liabilities...............................................         264,189         187,146         200,103
                                                                  --------------  --------------  --------------
      Total liabilities.........................................      18,100,418      37,958,386      51,406,638
                                                                  --------------  --------------  --------------


             STOCKHOLDER'S EQUITY/PARTNERS' CAPITAL
Common stock....................................................           3,015           3,015           3,015
Additional paid-in capital......................................       1,023,811       4,023,811       4,023,811
Partners' capital...............................................       1,235,484         650,908         575,394
Retained earnings (deficit).....................................       7,138,876        (199,506)        741,154
                                                                  --------------  --------------  --------------
      Total stockholder's equity/partners' capital..............       9,401,186       4,478,228       5,343,374
                                                                  --------------  --------------  --------------
                                                                  $   27,501,604  $   42,436,614  $   56,750,012
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                                 FOR THE SIX
                                                                                                 MONTHS ENDED
                                                      FOR THE YEAR ENDED                           JUNE 30,
                                                         DECEMBER 31,                            (UNAUDITED)
                                        ----------------------------------------------  ------------------------------
                                             1993            1994            1995            1995            1996
                                        --------------  --------------  --------------  --------------  --------------
Advertising revenues..................  $   47,904,876  $   60,048,350  $   72,432,951  $   30,623,017  $   50,077,032
Broadcasting costs....................      27,384,125      32,239,358      41,285,973      19,816,422      24,172,646
Marketing expense.....................       8,848,207      11,354,698      14,503,640       6,820,696      10,101,411
General and administrative expense....       6,993,305       5,938,488       7,194,011       4,054,886       4,350,708
Depreciation and amortization.........       1,814,257       1,302,434       3,980,525       1,694,080       2,936,082
                                        --------------  --------------  --------------  --------------  --------------
Total operating costs.................      45,039,894      50,834,978      66,964,149      32,386,084      41,560,847
                                        --------------  --------------  --------------  --------------  --------------
Income (loss) from operations.........       2,864,982       9,213,372       5,468,802      (1,763,067)      8,516,185
                                        --------------  --------------  --------------  --------------  --------------
Other (income) expense:
  Interest income.....................         (59,929)       (165,551)       (165,079)       (125,559)        (53,734)
  Interest expense....................         145,064         293,010       1,260,185         420,518         933,895
  Other...............................         297,354           1,785          27,967          32,895         (12,600)
                                        --------------  --------------  --------------  --------------  --------------
                                               382,489         129,244       1,123,073         327,854         867,561
                                        --------------  --------------  --------------  --------------  --------------
Income (loss) from continuing
 operations before income tax.........       2,482,493       9,084,128       4,345,729      (2,090,921)      7,648,624
Income tax expense....................       1,066,448       2,179,143       1,036,352         229,087         572,855
                                        --------------  --------------  --------------  --------------  --------------
Income (loss) from continuing
 operations...........................       1,416,045       6,904,985       3,309,377      (2,320,008)      7,075,769
Discontinued operations:
  Loss from operations (net of tax
   benefit of $166,600)...............         323,435              --              --              --              --
  Loss on disposal (net of tax benefit
   of $122,200).......................         237,363              --              --              --              --
                                        --------------  --------------  --------------  --------------  --------------
    Net income (loss).................  $      855,247  $    6,904,985  $    3,309,377  $   (2,320,008) $    7,075,769
                                        --------------  --------------  --------------  --------------  --------------
                                        --------------  --------------  --------------  --------------  --------------
Pro forma income data (unaudited):
  Income from continuing operations as
   reported before tax................                                  $    4,345,729                  $    7,648,624
  Proforma federal and state income
   tax................................                                      (1,542,734)                     (2,715,262)
                                                                        --------------                  --------------
  Pro forma net income................                                  $    2,802,995                  $    4,933,362
                                                                        --------------                  --------------
                                                                        --------------                  --------------
  Pro forma net income per share......                                  $          .23                  $          .41
                                                                        --------------                  --------------
                                                                        --------------                  --------------
  Weighted average shares
   outstanding........................                                      11,900,357                      11,900,357
  Plus shares attributable to excess
   distributions......................                                         351,640                          61,796
                                                                        --------------                  --------------
  Pro forma weighted average shares
   outstanding........................                                      12,251,997                      11,962,153
                                                                        --------------                  --------------
                                                                        --------------                  --------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

         COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY/PARTNERS' CAPITAL

             For the years ended December 31, 1995, 1994, 1993 and
                  for the six month period ended June 30, 1996

                                                     ADDITIONAL                      RETAINED
                                         COMMON        PAID-IN       PARTNERS'       EARNINGS
                                          STOCK        CAPITAL        CAPITAL        (DEFICIT)          TOTAL
                                       -----------  -------------  -------------  ---------------  ---------------
Balance at December 31, 1992.........   $   2,995   $      21,831  $          --  $     5,143,183  $     5,168,009
Distribution.........................          --              --             --       (1,871,296)      (1,871,296)
Capital contributed..................          10             990             --               --            1,000
Net income...........................          --              --             --          855,247          855,247
                                       -----------  -------------  -------------  ---------------  ---------------
Balance at December 31, 1993.........       3,005          22,821             --        4,127,134        4,152,960
Distribution.........................          --              --             --       (3,857,759)      (3,857,759)
Stock issuance.......................          10             990             --               --            1,000
Capital contributed..................          --       1,000,000      1,200,000               --        2,200,000
Net income...........................          --              --         35,484        6,869,501        6,904,985
                                       -----------  -------------  -------------  ---------------  ---------------
Balance at December 31, 1994.........       3,015       1,023,811      1,235,484        7,138,876        9,401,186
Distribution.........................          --              --             --      (11,232,335)     (11,232,335)
Capital contributed..................          --       3,000,000             --               --        3,000,000
Net income (loss)....................          --              --       (584,576)       3,893,953        3,309,377
                                       -----------  -------------  -------------  ---------------  ---------------
Balance at December 31, 1995.........       3,015       4,023,811        650,908         (199,506)       4,478,228
Distribution - unaudited.............          --              --             --       (6,210,623)      (6,210,623)
Net income (loss) - unaudited........          --              --        (75,514)       7,151,283        7,075,769
                                       -----------  -------------  -------------  ---------------  ---------------
Balance at June 30, 1996 -
 unaudited...........................   $   3,015   $   4,023,811  $     575,394  $       741,154  $     5,343,374
                                       -----------  -------------  -------------  ---------------  ---------------
                                       -----------  -------------  -------------  ---------------  ---------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                               FOR THE SIX MONTHS
                                                     FOR THE YEAR ENDED                          ENDED JUNE 30,
                                                        DECEMBER 31,                              (UNAUDITED)
                                      ------------------------------------------------  --------------------------------
                                           1993            1994             1995             1995             1996
                                      --------------  ---------------  ---------------  ---------------  ---------------
Cash flows from operating
 activities:
  Net (loss) earnings...............  $      855,247  $     6,904,985  $     3,309,377  $    (2,320,008) $     7,075,769
  Adjustments to reconcile net
  earnings to cash provided by (used
  in) operating activities:
    Depreciation and amortization...       1,814,257        1,302,434        3,980,525        1,694,080        2,936,082
    (Gain) loss on disposition of
     property and equipment.........         297,353          (98,215)           1,607            5,995               --
    Loss on discontinued
     operations.....................         849,598               --               --               --               --
    Loss on investment..............              --          100,000           26,900           26,900               --
    Amortization of discount on note
     payable                                      --               --           27,580           27,945           44,150
    Provision for doubtful
     receivables....................         681,810          802,230          443,169          257,763          438,725
    Deferred federal income tax.....         (66,599)         366,599               --               --         (367,727)
Decrease (increase) in, net of
 acquisition of businesses
    Accounts receivable, net........      (1,697,853)      (4,178,646)      (3,496,445)         638,148       (7,063,998)
    Prepaid expenses and other
     current assets.................        (580,491)          (8,822)        (124,344)        (438,681)        (544,614)
    Other assets....................          27,554         (116,606)        (286,221)         (44,506)        (207,270)
(Decrease) increase in, net of
 acquisition of businesses
    Accounts payable................        (207,313)         365,984         (521,669)        (703,315)         516,295
    Accrued liabilities.............        (120,861)          37,852          506,101        1,006,296        2,295,899
    Accrued payroll liabilities.....          39,480          152,979          132,864           18,953          216,204
    Deferred revenues...............        (414,408)         725,347         (612,070)       1,817,026          385,617
    Income tax payable..............        (124,015)      (1,810,851)         220,328         (388,620)        (139,772)
    Other liabilities...............         (77,043)         (77,043)         (77,043)         (38,522)          12,956
Net reciprocal arrangements.........      (2,188,772)      (3,214,830)      (1,424,927)       1,738,403       (1,827,737)
                                      --------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by (used in)
    operating activities............        (912,056)       1,253,397        2,105,732        3,297,857        3,770,579
                                      --------------  ---------------  ---------------  ---------------  ---------------
Cash flows from investing
 activities:
  Acquisitions of companies.........              --         (585,432)      (9,218,718)      (9,218,718)      (3,864,807)
  Advances on receivables to related
  parties...........................      (1,004,150)        (316,993)        (786,361)        (402,270)        (680,703)
  Payments on receivables from
  related parties...................        --              --               --               --                 150,000
  Advances on receivable from
  stockholders......................          25,300       (1,693,043)         (84,227)         (84,227)              --
  Proceeds from sale of property and
  equipment.........................          31,150        1,043,601          224,957           15,503               --
  Acquisitions of property and
  equipment.........................        (270,400)        (835,050)      (2,043,245)        (751,990)      (1,957,823)
                                      --------------  ---------------  ---------------  ---------------  ---------------
      Net cash used in investing
      activities....................  $   (1,218,100) $    (2,386,917) $   (11,907,594) $   (10,441,702) $    (6,353,333)
                                      --------------  ---------------  ---------------  ---------------  ---------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                  COMBINED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                                  FOR THE SIX
                                                                                                  MONTHS ENDED
                                                       FOR THE YEAR ENDED                           JUNE 30,
                                                          DECEMBER 31,                            (UNAUDITED)
                                          ---------------------------------------------  ------------------------------
                                              1993            1994            1995            1995            1996
                                          -------------  --------------  --------------  --------------  --------------
Cash flows from financing activities:
  Increase (decrease) in disbursements
  float.................................  $     376,085  $      451,249  $      288,761  $     (324,049) $      523,280
  Financing costs.......................             --        (229,885)       (314,601)             --              --
  Proceeds from long-term debt..........      1,981,564       8,008,536      16,890,155      11,890,107       8,948,351
  Principal payments on long-term
  debt..................................       (395,931)     (4,441,471)     (2,057,748)       (935,925)       (468,883)
  Distributions.........................             --      (2,364,225)     (8,631,116)     (4,805,980)     (6,003,740)
  Issuance of stock.....................          1,000           1,000              --              --              --
  Capital contributions.................             --       2,200,000       3,000,000              --              --
                                          -------------  --------------  --------------  --------------  --------------
Net cash provided by financing
 activities.............................      1,962,718       3,625,204       9,175,451       5,824,153       2,999,008
                                          -------------  --------------  --------------  --------------  --------------
Net (decrease) increase in cash and cash
 equivalents............................       (167,438)      2,491,684        (626,411)     (1,319,692)        416,254
Cash and cash equivalents at beginning
 of year................................      1,352,111       1,184,673       3,676,357       3,676,357       3,049,946
                                          -------------  --------------  --------------  --------------  --------------
Cash and cash equivalents at end of
 year...................................  $   1,184,673  $    3,676,357  $    3,049,946  $    2,356,665  $    3,466,200
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------
Supplemental disclosures of cash flow
 information:
  Cash paid during the year for
  interest..............................  $     154,064  $      261,000  $    1,246,000  $      420,518  $      959,265
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------
  Cash paid during the year for income
  taxes.................................  $   1,115,387  $    4,325,000  $      923,000  $      604,903  $      686,054
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------
Supplemental noncash investing and
 financing activities:
  Stockholder distributions by:
  Reduction of stockholder note
  receivable............................             --         560,165       1,790,868       1,790,868              --
  Transfer of property..................      1,871,296         933,369         966,518         830,179         206,883
                                          -------------  --------------  --------------  --------------  --------------
                                          $   1,871,296  $    1,493,534  $    2,757,386  $    2,621,047  $      206,941
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------
  Property and equipment acquired
  through reciprocal activities.........  $     620,868  $    1,877,372  $      702,970  $      484,060  $      176,610
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------
  Reciprocal activities related to
  business acquisitions.................  $          --  $    2,000,000  $    1,500,000  $    1,500,000  $           --
                                          -------------  --------------  --------------  --------------  --------------
                                          -------------  --------------  --------------  --------------  --------------

            See accompanying notes to combined financial statements.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The combined financial statements consist of Metro Traffic Control, Inc. ("MTC"), Metro Reciprocal, Inc. ("MRI"), Metro Networks, Ltd. ("MNW") (a limited liability partnership) and Metro Video News, Inc. ("MVN") and their subsidiaries (collectively, the "Company"). These entities are all controlled by the same shareholder. All intercompany accounts and transactions have been eliminated in combination.

    The Company provides traffic reporting services, local news, sports, weather and other information reporting services to the television and radio broadcast industries. In exchange for the Company's information reports, television and radio station broadcast affiliates provide commercial airtime to the Company. The packaging and sale of this commercial airtime accounts for substantially all of the Company's revenue. The Companies' information reports are broadcast by broadcast affiliates throughout the United states and in over 50 of the largest metropolitan areas.

REVENUE RECOGNITION

    The Company provides programming to radio and television stations in exchange for commercial airtime. The airtime is subsequently sold to advertisers for either cash or other goods and services. Revenue is recognized at the time commercials are broadcasted, and accounts receivable are recorded at that time. If cash, merchandise or services are received prior to the broadcast of the commercial, deferred revenue is recorded.

    Revenue from the Company's exchange of advertising time for goods and services is recorded at the estimated fair market value of goods or services received or to be received. The value of goods and services is charged to expense when used.

    Operations are charged with a provision for doubtful accounts based on collection experience and a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The disbursement float liability represents uncleared checks related to zero balance accounts. The Company records these amounts as liabilities.

MERCHANDISE AND SCRIP INVENTORY

    Merchandise and scrip inventory consists of miscellaneous merchandise and airline tickets, lodging, meals and other goods received by the Company in exchange for advertising time, and are valued at the fair market value of goods received. The components of the merchandise and scrip inventory are as follows:

                                                     DECEMBER 31,
                                               ------------------------   JUNE 30,
                                                  1994         1995         1996
                                               -----------  -----------  -----------
Merchandise inventory........................  $   319,784  $   156,496  $   152,752
Scrip inventory..............................      103,067      243,110      231,540
                                               -----------  -----------  -----------
                                               $   422,851  $   399,606  $   384,292
                                               -----------  -----------  -----------
                                               -----------  -----------  -----------

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. The cost of ordinary maintenance is charged to operations, while renewals and replacements are capitalized. Depreciation is computed based on the straight-line method over the following estimated useful lives:

Operating equipment                                     3 - 10 years
Transportation equipment                                     3 years
Leasehold improvements                                      10 years

    Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $1,249,702, $882,577 and $746,919, respectively. Other expense for the year ended December 31, 1993 of $297,354 consists of loss on disposal of certain fixed assets.

INTANGIBLE ASSETS

    Intangible assets include goodwill, purchased broadcast contracts, non-compete agreements, trademarks and licenses. Intangible assets are amortized on a straight-line basis over the estimated eventual term of the customer's contract or the estimated useful life of the asset for periods ranging from three to five years. The Company adopted FAS 121 (Accounting for Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of) effective January 1, 1996. This standard requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in events indicate that the carrying amount of the asset cannot be recoverable. The adoption of FAS 121 did not materially affect the Company's combined results of operations or financial position.

FEDERAL AND STATE INCOME TAX

    The Companies file separate federal and state tax returns. Therefore, the Companies record the income tax expense (recovery) based on their separate returns.

    MRI and MVN have elected to be taxed under S Corporation provisions of the Internal Revenue Code. Effective July 1, 1994, MTC elected to be taxed under S Corporation provisions of the Internal Revenue Code. Under these provisions, MRI, MVN and MTC are not liable for federal income taxes. Instead, the stockholders are liable for individual federal income taxes on their taxable income. Accordingly, losses are not available to the Company to offset income. MNW is a partnership for federal income tax purposes and accordingly, the partners are liable for federal income taxes on their respective income.

    MNW owns corporations which are taxed under the C corporation provisions of the Internal Revenue Code. Taxes related to income from the entities taxed under the C corporation provisions are reported under the liability method; accordingly, deferred tax assets and liabilities are determined based on differences between financial and tax basis of assets and liabilities and are measured using the enacted tax rates and laws.

ACCRUED RECIPROCAL LIABILITIES

    Accrued reciprocal liabilities represent goods and services owed to radio stations in exchange for airtime received from these radio stations.

PRO FORMA EARNINGS PER SHARE

    Weighted average shares outstanding, net income per share and pro forma net income per share are calculated assuming the shares issued in conjunction with the Reorganization were outstanding for

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the periods presented. In addition, an adjustment has been made to reflect the distributions which exceeded capital contributions and net income in accordance with the rules of the Securities and Exchange Commission.

RECIPROCAL AND AIRTIME OBLIGATIONS

    Reciprocal and airtime obligations represent broadcast obligations incurred as part of the purchase price for acquisitions. Such obligations are recorded at the fair market value of the airtime when the acquisition was made.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    In the opinion of management, the unaudited interim financial statements for the six months ended June 30, 1995 and 1996, presented herein, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position, results of operations, shareholder's equity and cash flows for the interim period. The combined results of operations and cash flows for the six months ended June 30, 1996 and 1995 are not necessarily indicative of the results which would be expected for a full year.

PRO FORMA FINANCIAL DATA (UNAUDITED)

    Pro forma income taxes are set forth herein because certain of the combined companies operate as subchapter S corporations. Pro forma income taxes reflect federal income taxes that would have been incurred had all the combined companies been subject to such taxes. Such amounts have been deducted from net earnings in the accompanying statement of operations pursuant to the rules and regulations of the Securities and Exchange Commission.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of related party receivables, note receivable from shareholder and long-term debt are not materially different from carrying value for financial statement purposes.

NOTE 2 -- ACQUISITIONS

    The Company made the following acquisitions, each of which has been accounted for as a purchase.

    On October 26, 1994, the Company acquired substantially all of the business assets and assumed certain liabilities of Charlotte Traffic Patrol, Inc. ("CTP"), a North Carolina corporation. CTP is engaged in the business of providing vehicular traffic condition reports through the broadcast media in the metropolitan area of Charlotte, North Carolina and certain surrounding areas. The purchase price of $3.5 million consisted of a $600,000 cash payment at closing and notes payable of $900,000. The notes payable are secured by a stand-by letter of credit issued by a commercial bank. As part of the consideration for the purchase of the assets, the Company agreed to provide CTP with advertising radio spots in

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 2 -- ACQUISITIONS (CONTINUED)
the Charlotte area each calendar month during the five-year period beginning the date of closing and ending October 31, 1999. The Company also assumed CTP's obligations under its existing office lease and CTP's affiliate contracts.

    On July 19, 1994, the Company acquired substantially all of the tangible and intangible assets, contracts, distributor relationships, advertiser and affiliate lists of Hildebrand Communications, Inc. ("Hildebrand"), and assumed certain liabilities in exchange for cash consideration of $100,000. The excess of the aggregate purchase price over the fair market value of the net assets acquired of $15,000 was recognized as the value of the non-compete agreement executed by the seller and is being amortized over a five-year period.

    On July 1, 1994, the Company acquired certain of the tangible and intangible assets, contracts, distributor relationships, advertiser and affiliate lists of Wisconsin Information Systems, Inc. d/b/a The Milwaukee Traffic Network ("Wisconsin"), and assumed certain liabilities in exchange for cash consideration of $79,000. MTC also agreed to provide the seller with a performance fee for the initial twenty-four months of MTC's ownership equal to 15% of net operating revenue, as defined. The excess of the aggregate purchase price over the fair market value of the net assets acquired of $15,000 was recognized as the value of the non-compete agreement executed by the seller and is being amortized over a five-year period.

    On March 24, 1995, the Company acquired 100% of the stock of TrafficScan, Incorporated ("TSI"). TSI is in the business of providing traffic information services to the broadcast media in the greater Atlanta geographic region. The consideration for the stock of TSI included cash of approximately $4 million and trade credits of approximately $1.5 million. Approximately $5.1 million of the purchase price was allocated to the value of purchased broadcast contracts, non-compete agreements and goodwill and is being amortized on a straight-line basis over five years.

    On March 9, 1995, the Company acquired all of the outstanding shares of Skyview Broadcasting Networks, Inc. ("SBN"), an Arizona corporation. The consideration for the stock of SBN included cash of $2.28 million and non-interest bearing notes payable of approximately $463,000. The purchase price was allocated to the net assets based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of the net assets acquired was approximately $2.5 million. The excess purchase price was allocated to the value of purchased broadcast contracts, non-compete agreements and goodwill and is being amortized on a straight-line basis over five years.

    On March 9, 1995, the Company also acquired 100% of the shares of Airborne Broadcast Consultants, Inc. ("Airborne"), a Nevada corporation. The Company acquired the stock for cash consideration of $1.14 million and noninterest bearing notes payable of approximately $232,000. The purchase price was allocated to the net assets of the acquired company based upon their estimated fair value. The excess purchase price of approximately $1.3 million was allocated to the value of purchased broadcast contracts, non-compete agreements and goodwill and is being amortized on a straight-line basis over five years. The consideration represented by the notes payable for the SBN and Airborne stock purchases are payable in the amounts of approximately $347,000 each to the two previous owners in twenty-three equal installments of approximately $15,000, with a final payment in the twenty-fourth month. These notes payable are noninterest bearing and are discounted at an interest rate of 8%.


    On March 9, 1995, the Company acquired substantially all of the tangible and intangible business assets and acquired certain liabilities of Airborne Broadcasting Systems, Inc. ("ABS"), a Tennessee corporation. ABS operates a network of broadcast affiliates serving the greater Nashville and Memphis,

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 2 -- ACQUISITIONS (CONTINUED)
Tennessee markets and the Louisville, Kentucky market. Through these affiliates, ABS provides traffic, news and weather information in exchange for advertising availabilities. The purchase price of approximately $2.1 million consisted of cash consideration of $1,780,000 and noninterest bearing notes payable of approximately $358,000, less note discount at 8%. The purchase price was allocated to the net assets based upon their estimated fair market values. The excess purchase price of approximately $2.1 million was allocated to the value of purchased broadcast contracts, non-compete agreements and goodwill and is being amortized over a five-year period.

    Subsequent to December 31, 1995, the Company made the following asset and stock acquisitions. These acquisitions were accounted for on the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets based upon their fair market values. The excess purchase price was allocated to the value of purchased affiliate contracts, non-compete agreements and goodwill and will be amortized over five years.

    On January 3, 1996, the Company acquired substantially all of the tangible and intangible business assets and certain liabilities of Aeromedia, Inc.
("Aeromedia"), a Utah corporation. Aeromedia operates a network of broadcast affiliates serving the Salt Lake City metropolitan area in exchange for advertising availabilities and other compensation. As consideration for the asset purchase, the Company paid $200,000 at closing and agreed to pay additional contingent consideration in a final payment based upon net sales of Aeromedia for the calendar year 1996. The final payment, based upon net sales as defined in the Asset Purchase Agreement, ranges from zero for net sales less than $500,000 up to $250,000 for net sales greater than $600,000.

    On January 4, 1996, the Company acquired the stock of Traffic Net Inc. ("TNI"), a Rhode Island corporation, Traffic Net of Connecticut, Inc. ("TNCI"), a Connecticut corporation, and The Weather Bureau, Inc. ("TWB"), a Massachusetts corporation (collectively, the "Traffic Net Group"). In exchange for 100% of the outstanding shares of the Traffic Net Group, the Company paid cash consideration of approximately $2.9 million, net of $100,000 in deferred purchase price related to certain contingent liabilities, as described in the TNI Stock Purchase Agreement. As additional consideration, the Company paid cash of approximately $410,000 to acquire existing trade receivables, net of an escrow reserve of approximately $137,000 for potentially uncollectible trade account.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 2 -- ACQUISITIONS (CONTINUED)
    The following is a summary of the acquisitions:

                                                                              DECEMBER 31,
                                                                      ----------------------------    JUNE 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
 Assets acquired:
    Accounts receivable.............................................  $     126,831  $     994,803  $     553,982
    Fixed Assets....................................................        226,911        513,670         72,870
    Other assets....................................................         30,000         17,180         70,889
    Purchased broadcast contracts and other intangibles.............      5,053,258     13,187,162      4,827,149
                                                                      -------------  -------------  -------------
                                                                          5,437,000     14,712,815      5,524,890
  Liabilities assumed:
    Notes payable...................................................        601,839        730,452       --
    Other liabilities...............................................      3,156,161      3,752,838      1,804,498
                                                                      -------------  -------------  -------------
                                                                          3,758,000      4,483,290      1,804,498
  Less: Notes payable issued........................................        900,000      1,052,913       --
                                                                      -------------  -------------  -------------
  Cash paid.........................................................  $     779,000  $   9,176,612  $   3,720,392
                                                                      -------------  -------------  -------------

    The following unaudited pro forma information represents the combined results of operations of the Company as if (i) the TSI, SBN, Airborne and ABS acquisitions had been combined with the Company as of January 1, 1995 and 1994 and (ii) the CTP, Hildebrand and Wisconsin acquisitions had been combined with the Company as of January 1, 1994.

                                                                             DECEMBER 31,
                                                                               (000'S)
                                                                             (UNAUDITED)
                                                                         --------------------
                                                                           1994       1995
                                                                         ---------  ---------
Advertising Revenues...................................................  $  66,804  $  73,377
Net Income.............................................................      7,505      2,854

    The pro forma information is not necessarily indicative of operating results that would have occurred if each major acquisition had been consummated as of January 1 of each respective period, nor is it necessarily indicative of future operating results. The actual results of operations of an acquired company are included in the Company's combined financial statements only from the date of acquisition.

NOTE 3 -- ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The activity in the allowance for doubtful accounts is as follows:

                                                     BALANCE AT      CHARGED TO     WRITE-OFFS
                                                    BEGINNING OF     COSTS AND          NET       BALANCE AT THE
                                                       PERIOD         EXPENSES     OF RECOVERIES  END OF PERIOD
                                                    -------------  --------------  -------------  --------------
Year ended December 31, 1993......................   $   633,740    $    681,810    $  (623,638)   $    691,912
Year ended December 31, 1994......................       691,912         802,230     (1,000,299)        493,843
Year ended December 31, 1995......................       493,843         443,169       (626,750)        310,262

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 4 -- ACCRUED LIABILITIES

    The following are the components of accrued liabilities as of the respective dates:

                                                DECEMBER 31,
                                        ----------------------------    JUNE 30,
                                            1994           1995           1996
                                        -------------  -------------  -------------
Trade Payables........................  $     492,094  $     786,436  $   1,655,404
Commission............................        249,589        534,860      1,429,489
Other.................................        404,545        385,789        918,091
                                        -------------  -------------  -------------
                                        $   1,146,228  $   1,707,085  $   4,002,984
                                        -------------  -------------  -------------
                                        -------------  -------------  -------------

NOTE 5 -- RECIPROCAL REVENUES AND EXPENSES

    The following is a summary of reciprocal revenues and expenses for the respective periods:

                                              YEAR ENDED                         SIX MONTHS ENDED
                                             DECEMBER 31,                            JUNE 30,
                              -------------------------------------------  ----------------------------
                                  1993           1994           1995           1995           1996
                              -------------  -------------  -------------  -------------  -------------
Reciprocal Revenues.........  $   8,069,946  $   7,983,076  $   8,375,372  $   2,452,322  $   4,777,340
Reciprocal Expenses.........      8,428,187      7,755,871      9,464,790      5,608,033      3,930,548

NOTE 6 -- PURCHASED BROADCAST CONTRACTS AND OTHER INTANGIBLES

    Purchased broadcast contracts and other intangibles is comprised of the following:

                                                                    DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                                        1994            1995            1996
                                                                   --------------  --------------  --------------
Non-compete agreements...........................................   $  1,646,391   $    2,935,649  $    3,473,571
Purchased broadcast contracts....................................      4,856,777       12,403,544      15,470,099
Goodwill, trademarks and licenses................................         42,178        2,514,314       3,740,985
                                                                   --------------  --------------  --------------
                                                                       6,545,346       17,853,507      22,684,655
Less: accumulated amortization...................................      3,437,712        4,103,863       6,249,646
                                                                   --------------  --------------  --------------
                                                                    $  3,107,634   $   13,749,644  $   16,435,009
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

    Amortization expense for the years ended December 31, 1995, 1994 and 1993 was $2,669,151, $408,362 and $1,067,338, respectively.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 7 -- NOTES PAYABLE AND LONG-TERM DEBT
    Short term notes payable consists of various notes with an original maturity of less than one year. Long-term debt consists of:

                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1994            1995       JUNE 30, 1996
                                                                  --------------  --------------  --------------
Notes payable related to $30,000,000 revolving credit agreement at variable rates (weighted average of 7.57% at December 31,
 1995)..........................................................  $    5,847,423  $   21,121,000  $   29,301,000
Various acquisition notes payable, discounted at 8%, due 1996
 through 1999...................................................         682,432       1,224,083         933,005
Unsecured note payable to bank at prime (8.75% at December 31,
 1995), due 1996 through 2000...................................        --               132,750         119,250
Various notes payable at fixed rates of 7% to 9.50%, due 1996
 through 2000...................................................        --                61,580          87,152
                                                                  --------------  --------------  --------------
                                                                       6,529,855      22,539,413      30,440,407
Less: Current portion                                                     82,610         662,257       6,474,873
                                                                  --------------  --------------  --------------
                                                                  $    6,447,245  $   21,877,156  $   23,965,534
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

    The following is a schedule of future maturities of long-term debt as of December 31, 1995:

1996............  $   662,257
1997............    1,906,080
1998............    5,919,310
1999............    7,333,251
2000............    6,718,515
                  -----------
                  $22,539,413
                  -----------
                  -----------

    In   October,  1994,  the  Company  entered  into  a  credit  agreement,  as subsequently amended, with a commercial bank that allows borrowings up to $30,000,000 under notes payable indexed to the bank's prime rate or the London Interbank Offered Rate (LIBOR). The credit agreement, as amended, provides for scheduled commitment reductions, which ranges between 5% and 10% of the original commitment, beginning June 30, 1996 through June 30, 2000, at which time the commitment matures. The credit agreement also contains, among other provisions, requirements for maintaining defined levels of debt service coverage, fixed charges coverage and maximum levels of leverage indebtedness, executive compensation and other restrictions. The credit facility is secured by a pledge of the stock or other equity interests of each of the combined Companies. A commitment fee of .375% per year is charged on the daily unused balance.

    The Company issued noninterest bearing notes payable, discounted at 8% per annum, in connection with the stock acquisitions of SBN and Airborne in 1995, and the asset acquisitions of ABS in 1995 and CTP in 1994. The Company has guaranteed $732,000 letters-of-credit related to its acquisition of the assets of CTP as of December 31, 1995.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 8 -- INCOME TAXES
    Income tax expense from continuing operations is comprised of the following:

                                                                                     DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
Current, federal....................................................  $   1,022,307  $   1,265,662  $     722,254
Current, state......................................................        110,740        546,882        314,098
Deferred, non-current federal.......................................        (66,559)       366,599       --
                                                                      -------------  -------------  -------------
                                                                      $   1,066,448  $   2,179,143  $   1,036,352
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    The difference between the effective tax rate of income tax expense and the amount which would be determined by applying the statutory U.S. income tax rates to income from continuing operations before income tax expense is explained below according to the tax implications of various items of income or expense:

                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
Provision for income tax expense at U.S. statutory rates............  $     844,048  $   3,088,604  $   1,477,548
Increase (decrease) in tax provision resulting from:
  Nontaxable S-Corporation and partnership (earnings) losses........         10,410     (1,645,277)      (666,838)
  State income taxes, net of federal tax benefit....................         73,088        351,042        204,164
  Deferred federal income tax reversal due to change in tax
   status...........................................................       --              321,599       --
  Other.............................................................        138,902         63,175         21,478
                                                                      -------------  -------------  -------------
                                                                      $   1,066,448  $   2,179,143  $   1,036,352
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes related to the C corporations included in the combined group. As of December 31, 1995, this amount primarily relates to the differential in book and tax basis of the intangibles as a result of the recent acquisitions.

    MTC is subject to IRC 1374 tax on pre-election built-in gains on property held prior to election as an S corporation for a ten-year period following the election. Recognition of the built-in gain and the accompanying tax liability is contingent upon assets owned at the time of the S election being sold in the future at amounts exceeding their tax basis and their fair market values at election date.

    The book basis exceeds the tax basis in the underlying assets of the entities included in the combined group which have elected to be taxed under the S corporation provisions of the Internal Revenue Code by approximately $1,035,000.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 9 -- COMMITMENTS AND CONTINGENCIES
    The Company leases certain of its office facilities and equipment over periods ranging from one to ten years. Rent expense for the years ended December 31, 1995, 1994 and 1993, was $2,701,000, $2,256,000 and $636,000, respectively.
Future rentals for operating leases at December 31, 1995, are as follows:

1996..................................................  $ 1,329,000
1997..................................................    1,104,000
1998..................................................      780,000
1999..................................................      474,000
2000..................................................      401,000
Thereafter............................................    1,266,000
                                                        -----------
                                                        $ 5,354,000
                                                        -----------
                                                        -----------

    Additionally, the Company is obligated to provide advertising in exchange for leasing certain office facilities and equipment over periods ranging from one to ten years. Future rentals for operating leases at December 31, 1995, based on the fair market value of the lease are as follows:

1996..................................................  $ 1,297,000
1997..................................................    1,030,000
1998..................................................      593,000
1999..................................................      524,000
2000..................................................      399,000
Thereafter............................................      642,000
                                                        -----------
                                                        $ 4,485,000
                                                        -----------
                                                        -----------

    The Company is subject to other litigation arising in the ordinary course of business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10 -- PROFIT SHARING PLAN
    Effective April, 1995, the Company  established a profit sharing plan  under
Section 401(k) of the Internal Revenue Code for all eligible employees. All eligible employees are permitted to defer compensation up to a maximum of 10% of their income. The plan provides for a matching contribution by the Company, which amounted to $195,000 in 1995.

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 11 -- COMMON STOCK AND PARTNERS' CAPITAL
    Common stock is as follows:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1994
                                                                                               ---------  ---------
METRO TRAFFIC CONTROL, INC.
  Common stock - stated value $2.50, 2,600 shares authorized, 1,198 shares issued and
   outstanding...............................................................................  $   2,995  $   2,995
METRO RECIPROCAL, INC.
  Common stock - $.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding...         10         10
METRO VIDEO NEWS, INC.
  Common stock - $.01 par value, 1,000,000 shares authorized, 1,000 shares issued and
   outstanding...............................................................................         10         10
                                                                                               ---------  ---------
                                                                                               $   3,015  $   3,015
                                                                                               ---------  ---------
                                                                                               ---------  ---------

Partners' capital account represents the partners capital of MNW.

NOTE 12 -- RELATED PARTY TRANSACTIONS
    The Company leases certain real property in Vail, Colorado and in Malibu, California from a partnership owned by the controlling shareholder. The annual lease payments on these properties are $60,000 and $240,000, respectively.

    The Company has entered into certain reciprocal arrangements with unrelated third parties as a result of which the Company will receive goods and services for the benefit of the controlling shareholder. The reciprocal arrangements obligate the Company to provide commercial airtime, provide other goods and services, and make cash disbursements to such third parties in exchange for the goods and services received by the Company. As of June 30, 1996, the Company was obligated to provide approximately $3.5 million (unaudited) of commercial airtime, goods and services under these reciprocal arrangements. The Company intends to enter into an agreement with the controlling shareholder pursuant to which the controlling shareholder will be distributed the goods and services the Company holds for the controlling shareholder's benefit. The Company also will distribute to the controlling shareholder all of its rights to the goods and services that are the subject of existing reciprocal arrangements but which have not yet been delivered to the Company. The value of such goods and services is expected to be approximately $3.0 million (unaudited). The Company does not intend to enter into future reciprocal arrangements for the benefit of the controlling shareholder.

    The Company has entered into certain transactions with a company owned by the stockholder. The Company has guaranteed the annual lease payments for such company in the amount of $60,000; such obligations shall continue through December 31, 1996. Additionally, the Company has posted a bond of $20,000 with the Airline Reservations Clearinghouse for the company. The Company purchases the majority of its travel tickets through the company.

    The stockholder and members of his family have personally utilized the services of several of the Company's employees. The total compensation paid to such employees was $180,995 in 1995.

    At December 31, 1994, the Company had a demand note receivable from the stockholder totaling $1,706,641, bearing interest at the prime rate plus 1% for cash advances made to the controlling stockholder. In addition, at December 31, 1995 and 1994, the Company had outstanding receivables

              METRO TRAFFIC CONTROL, INC., METRO RECIPROCAL, INC.,
                METRO NETWORKS, LTD., AND METRO VIDEO NEWS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

NOTE 12 -- RELATED PARTY TRANSACTIONS (CONTINUED)
from affiliated entities totaling $1,075,030 and $288,669, respectively, bearing interest at the prime rate plus 1%. For the years ended December 31, 1995, 1994 and 1993, the Company had recorded $131,797, $105,641 and $52,822, respectively, in interest income related to the above receivables.

    The Company paid $300,000 and $100,000 in rent expense to an entity related by common control for the years ended December 31, 1995 and 1994, respectively. Additionally, the Company is obligated under lease agreements for future minimum lease payments of $300,000 in 1996 and $135,000 in 1997. These amounts have been included in Note 7.

NOTE 13 -- DISCONTINUED OPERATIONS
    In June 1993, the Company approved a plan to discontinue the Company's magazine publishing business, and disposed of the business in August 1993.

NOTE 14 -- EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT - REORGANIZATION (UNAUDITED)
    From 1978 through June 1996, the business of the Company was operated through Metro Traffic Control, Inc. and the other combined companies. All of the equity interests in these companies were controlled by a single shareholder. In conjunction with an anticipated offering of equity securities, a new entity was formed. It is expected that the single shareholder will contribute or cause to be contributed all of the issued and outstanding equity interests in the Predecessor Companies to this newly formed entity in exchange for common stock. Subsequent to the Reorganization, Metro Traffic Control, Inc. will be a wholly-owned subsidiary of the Company and the other Predecessor Companies will have been merged into Metro Traffic Control, Inc.

    As the equity interests are held under common control and will be contributed by the resulting shareholder of the Company, the underlying assets will be recorded at their historical costs, similar to pooling of interest accounting.

    Upon the Reorganization, the resulting entity will be liable for income taxes, at which time the entity will be required to record a deferred tax liability for the differential between the book and tax basis of the underlying assets. Accordingly, this differential will result in an increase in income tax expense at the time of reorganization of approximately $352,000.

                          INDEPENDENT AUDITORS' REPORT

Boards of Directors
    Skyview Broadcasting Networks, Inc.
    Airborne Broadcast Consultants

    Airborne Broadcasting Systems, Inc.:



We have audited the accompanying combined statements of operations and cash flows of Skyview Broadcasting Networks, Inc., Airborne Broadcast Consultants and Airborne Broadcasting Systems, Inc. (collectively, the "Company") for the year ended December 31, 1994. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statements of operations and cash flows referred to above present fairly, in all material respects, the combined results of their operations and their cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP
Houston, Texas
August 21, 1996

                      SKYVIEW BROADCASTING NETWORKS, INC.
                         AIRBORNE BROADCAST CONSULTANTS

                      AIRBORNE BROADCASTING SYSTEMS, INC.


                        COMBINED STATEMENT OF OPERATIONS

                      For the year ended December 31, 1994

Advertising revenues...............................................................................  $   5,152,767
Broadcasting costs.................................................................................      1,423,355
Marketing expense..................................................................................        221,813
General and administrative expenses................................................................      3,117,608
Depreciation.......................................................................................         48,374
                                                                                                     -------------
Total operating costs..............................................................................      4,811,150
Income from operations.............................................................................        341,617
Interest expense...................................................................................         21,867
                                                                                                     -------------
Income before income tax...........................................................................        319,750
Income tax expense.................................................................................        108,707
                                                                                                     -------------
Net income.........................................................................................  $     211,043
                                                                                                     -------------
                                                                                                     -------------

See accompanying notes to combined financial statements.

                      SKYVIEW BROADCASTING NETWORKS, INC.
                         AIRBORNE BROADCAST CONSULTANTS

                      AIRBORNE BROADCASTING SYSTEMS, INC.


                        COMBINED STATEMENT OF CASH FLOWS

                      For the year ended December 31, 1994

Cash flows from operating activities:
Net income..........................................................................................  $    211,019
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation....................................................................................        48,374
    Decrease (increase) in:
      Accounts receivable...........................................................................      (253,864)
      Due from stockholders.........................................................................        46,000
      Other assets..................................................................................       (18,806)
    Increase (decrease) in:
      Accounts payable and accrued liabilities......................................................         8,837
      Income taxes payable..........................................................................       138,749
      Other Liabilities.............................................................................        (2,423)
                                                                                                      ------------
      Net cash provided by operating activities.....................................................       177,886
Net cash used in investing activities:
  Purchase of property and equipment................................................................       (85,533)
Cash flows from financing activities:
  Payments on notes payable.........................................................................       (61,588)
  Distributions to stockholders.....................................................................       (26,670)
                                                                                                      ------------
      Net cash used in financing activities.........................................................       (88,258)
                                                                                                      ------------
Net increase in cash and cash equivalents...........................................................         4,095
Cash and cash equivalents at beginning of year......................................................        60,924
                                                                                                      ------------
Cash and cash equivalents at end of year............................................................  $     65,019
                                                                                                      ------------
                                                                                                      ------------
Supplemental disclosures of cash flow information:
    Cash paid during the year for interest..........................................................  $     35,267
                                                                                                      ------------
                                                                                                      ------------
    Cash paid during the year for taxes.............................................................  $      2,145
                                                                                                      ------------
                                                                                                      ------------

            See accompanying notes to combined financial statements.

                      SKYVIEW BROADCASTING NETWORKS, INC.
                         AIRBORNE BROADCAST CONSULTANTS

                      AIRBORNE BROADCASTING SYSTEMS, INC.


                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION AND GENERAL


    The combined financial statements include the operations of Skyview Broadcasting Networks, Inc., Airborne Broadcast Consultants, and Airborne Broadcasting Systems, Inc. (collectively, the "Company"). The Company has operations in Tuscon, Phoenix, Las Vegas, Memphis, Nashville and Louisville. These entities are all controlled by the same shareholder. All intercompany accounts and transactions have been eliminated in combination.


    The Company provides traffic reporting services, local news, sports, weather and other information reporting services to the television and radio broadcast industries. In exchange for the Company's information reports, television and radio station broadcast affiliates provide commercial airtime to the Company. The packaging and sale of this commercial airtime accounts for substantially all of the Company's revenue.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

    The Company provides programming to radio and television stations in exchange for commercial airtime. The airtime is subsequently sold to advertisers for either cash or other goods and services. Revenue is recognized at the time commercials are broadcasted. If cash, merchandise or services are received prior to the broadcast of the commercial, deferred revenue is recorded.

    Revenue from the Company's exchange of advertising time for goods and services is recorded at the estimated fair market value of goods or services received or to be received. The value of goods and services is charged to expense when used.

    Operations are charged with a provision for doubtful accounts based on collection experience and a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

    The Companies are taxed under the C corporation provisions of the Internal Revenue Code. Taxes related to income from the entities taxed under the C corporation provisions are reported under the asset and liability method; accordingly, deferred tax assets and liabilities are determined based on differences between financial and tax basis of assets and liabilities and are measured using the enacted tax rates and laws.

                      SKYVIEW BROADCASTING NETWORKS, INC.
                         AIRBORNE BROADCAST CONSULTANTS

                      AIRBORNE BROADCASTING SYSTEMS, INC.


               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Income tax expense is comprised of the following:

                                                                           FOR THE YEAR ENDED
                                                                            DECEMBER 31, 1994
                                                                           -------------------
Current, federal.........................................................      $    23,121
Deferred, non-current federal............................................           85,586
                                                                                ----------
                                                                               $   108,707
                                                                                ----------
                                                                                ----------

NOTE 2 -- ACQUISITION
    On March 8, 1995, the Company was acquired by Metro Networks, Ltd. for a total purchase price of approximately $6.3 million, which consisted of cash consideration of approximately $5.2 million and notes receivable of approximately $1.1 million.

                       PRO FORMA CONDENSED FINANCIAL DATA
                                  (UNAUDITED)


    During   1995,  the  Company  completed  the  acquisitions  of  all  of  the outstanding common stock of each of TrafficScan, Incorporated, Skyview Broadcasting Networks, Inc., and Airborne Broadcast Consultants and substantially all of the assets and certain liabilities of Airborne Broadcasting Systems, Inc. During January 1996, the Company completed the acquisitions of substantially all of the assets and certain liabilities of Aeromedia, Inc. and all of the outstanding common stock of Traffic Net Inc, Traffic Net of Connecticut, Inc. and The Weather Bureau, Inc. These acquisitions are reflected in the balance sheet and statement of operations of the Predecessor Companies' (as defined below) combined historical financial statements as of and for the six months ended June 30, 1996. Also in 1996, the Company signed letters of intent to acquire the assets of Airborne Traffic Network, Inc. and Wisconsin Information Systems, Inc. (collectively, the "Pending Acquisitions"). Provided herein are the audited combined financial statements of Skyview Broadcasting Networks, Inc., Airborne Broadcast Consultants and Airborne Broadcasting Systems, Inc. for the year ended December 31, 1994. The audited financial statements of TrafficScan, Incorporated, Aeromedia, Inc., Traffic Net Inn, Traffic Net of Connecticut, Inc. and The Weather Bureau, Inc. have not been included herein because the acquisitions are not significant.


    From 1978 until the closing of the offering, the business of the Company will have been operated through Metro Traffic Control, Inc., a Maryland corporation; Metro Networks, Ltd., a Texas limited partnership; Metro Video News, Inc., a Texas corporation; Metro Reciprocal, Inc., a Texas corporation and their subsidiaries (collectively, the "Predecessor Companies").

    In May 1996, the Company was incorporated in Delaware. Immediately prior to the closing of this offering, the issued and outstanding equity interests in the Predecessor Companies will be exchanged for the shares of the Company's Common Stock in order to consolidate the entities. As the equity interests in the entities are held under common control and will be contributed by the resulting shareholder of the Company, the underlying assets will be recorded at their historical costs, similar to pooling of interest accounting.

    The accompanying unaudited pro forma balance sheet of the Company combines the historical combined balance sheet of the Company and the balance sheets of the Pending Acquisitions as if these acquisitions had occurred on June 30, 1996. Additionally, the unaudited pro forma balance sheet reflects the effects of the pending reorganization (the "Reorganization") as if the Reorganization occurred on June 30, 1996. The accompanying unaudited pro forma statements of operations of the Company combine the historical combined statement of operations of the Predecessor Companies, the acquisitions consummated in 1995, 1996, and the
Pending Acquisitions and the effects of the Reorganization as if such acquisitions and Reorganization had occurred on January 1, 1995.

    The unaudited pro forma financial statements do not purport to represent what the Company's results of operations would have been had the acquisitions and Reorganization occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that management believes are reasonable. The pro forma financial statements should be read in conjunction with the Predecessor Companies' historical combined financial statements and the financial statements of certain acquired companies and the notes thereto included elsewhere herein.

                              METRO NETWORKS, INC.
                       PRO FORMA CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 1996
                                  (UNAUDITED)

                           PREDECESSOR                  ACQUISITION                   REORGANIZATION
                            COMBINED       PENDING       PRO FORMA     PRO FORMA        PRO FORMA         THE COMPANY
                           HISTORICAL    ACQUISITIONS   ADJUSTMENTS    COMBINED        ADJUSTMENTS         PRO FORMA
                          -------------  ------------  -------------  -----------  --------------------  --------------
Total current assets....   $31,142,418    $  562,765   $    --        $31,705,183  $        --            $ 31,705,183
Receivables from related
 parties................     1,685,792        --            --          1,685,792           --               1,685,792
Operating equipment.....     8,941,683       122,880        --          9,064,563           --               9,064,563
Transportation
 equipment..............       824,692        --            --            824,692           --                 824,692
Leasehold improvements..       667,709        --            --            667,709           --                 667,709
                          -------------  ------------  -------------  -----------  -----------           --------------
                            10,434,084       122,880        --         10,556,964           --              10,556,964
Less accumulated
 depreciation...........    (4,961,155)      (40,592)                  (5,001,747)                          (5,001,747)
                          -------------  ------------  -------------  -----------  -----------           --------------
                             5,472,929        82,288        --          5,555,217           --               5,555,217
Purchase broadcast
 contracts and other
 intangibles                16,435,009        --           1,832,543(B)  18,267,552          --             18,267,552
Other assets............     2,013,864        12,760        --          2,026,624           --               2,026,624
                          -------------  ------------  -------------  -----------  -----------           --------------
  Total assets..........    56,750,012       657,813       1,832,543   59,240,368           --              59,240,368
                          -------------  ------------  -------------  -----------  -----------           --------------
                          -------------  ------------  -------------  -----------  -----------           --------------
Total current
 liabilities............    24,299,214       340,356         151,500(C)  24,791,070          --             24,791,070
Long-term debt..........    23,965,534        12,253       1,986,247(C)  25,964,034          --             25,964,034
Deferred income tax.....     2,941,787        --            --          2,941,787     351,659(E)             3,293,446
Other liabilities.......       200,103        --            --            200,103   3,500,000(J)             3,700,103
                          -------------  ------------  -------------  -----------  -----------           --------------
  Total liabilities.....    51,406,638       352,609       2,137,747   53,896,994   3,851,659               57,748,653
Preferred Stock.........       --             --            --            --            2,549(D)                 2,549
Common stock                     3,015        12,000         (12,000 (A)       3,015      6,335(D)               9,350
Additional paid-in
 capital................     4,023,811        82,500         (82,500 (A)   4,023,811    566,510(D)           4,590,321
Partners' capital.......       575,394        --            --            575,394    (575,394)(D)              --
Retained earnings
 (deficit)                     741,154       210,704        (210,704 (A)     741,154 (3,851,659)(D),(E),(J)    (3,110,505)
                          -------------  ------------  -------------  -----------  -----------           --------------
  Total stockholder's
   equity (deficit).....     5,343,374       305,204        (305,204)   5,343,374  (3,851,659)               1,491,715
                          -------------  ------------  -------------  -----------  -----------           --------------
  Total liabilities and
   stockholders'
   equity...............   $56,750,012    $  657,813   $   1,832,543  $59,240,368  $        --            $ 59,240,368
                          -------------  ------------  -------------  -----------  -----------           --------------
                          -------------  ------------  -------------  -----------  -----------           --------------

                              METRO NETWORKS, INC.
                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)

                           PREDECESSOR                 ACQUISITIONS                 REORGANIZATION
                            COMBINED       PENDING       PRO FORMA     PRO FORMA      PRO FORMA       THE COMPANY
                           HISTORICAL    ACQUISITIONS   ADJUSTMENTS    COMBINED     REORGANIZATION     PRO FORMA
                          -------------  ------------  -------------  -----------  ----------------  --------------

Advertising revenues....   $50,077,032    $1,117,802   $    --        $51,194,834  $      --          $ 51,194,834
Broadcasting costs......    24,172,646       369,762        --         24,542,408         --            24,542,408
Marketing expense.......    10,101,411       244,918        --         10,346,329         --            10,346,329
General and
 administrative
 expense................     4,350,708       347,409        --          4,698,117         --             4,698,117
Depreciation and
 amortization...........     2,936,082        12,025         192,032(K)   3,140,139        --            3,140,139
                          -------------  ------------  -------------  -----------  ----------------  --------------
Total operating costs...    41,560,847       974,114         192,032   42,726,993         --            42,726,993

Income (loss) from
 operations.............     8,516,185       143,688        (192,032)   8,467,841         --             8,467,841

Other (income) expense:
  Other income..........       (66,334)       --            --            (66,334)        --               (66,334)
  Interest expense......       933,895         3,747         104,076(L)   1,041,718        --            1,041,718
                          -------------  ------------  -------------  -----------  ----------------  --------------
                               867,561         3,747         104,076      975,384         --               975,384

Income (loss) before
 income tax.............     7,648,624       139,941        (296,108)   7,492,457         --             7,492,457

Income tax expense
 (benefit)..............       572,855        --             (53,097  (M)     519,758        2,027,677(N)     2,547,435
                          -------------  ------------  -------------  -----------  ----------------  --------------

Income (loss)...........   $ 7,075,769    $  139,941   $    (243,011) $ 6,972,699  $     (2,027,677)  $  4,945,002
                          -------------  ------------  -------------  -----------  ----------------  --------------
                          -------------  ------------  -------------  -----------  ----------------  --------------
Pro forma net income per
 share..................                                                                              $        .41
                                                                                                     --------------
                                                                                                     --------------
Pro forma weighted
 average shares
 outstanding............                                                                                11,962,153
                                                                                                     --------------
                                                                                                     --------------

                              METRO NETWORKS, INC.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                      PREDECESSOR    TWO MONTHS ENDED     THREE MONTHS ENDED       YEAR ENDED
                                       COMBINED      FEBRUARY 28, 1995      MARCH 31, 1995      DECEMBER 31, 1995
                                      HISTORICAL          SKYVIEW            TRAFFICSCAN            AEROMEDIA
                                     -------------  -------------------  --------------------  -------------------
Advertising revenues...............  $  72,432,951       $ 515,587            $  428,075           $   395,868

Broadcasting costs.................     41,285,973         242,038               152,582               138,434
Marketing expense..................     14,503,640         104,990               100,759                83,972
General and administrative
 expense...........................      7,194,011         236,992               118,183               111,631
Depreciation and amortization......      3,980,525           4,540                 9,000                 8,732
                                     -------------  -------------------  --------------------  -------------------
Total operating costs                   66,964,149         588,560               380,524               342,769

Income (loss) from operations......      5,468,802         (72,973)               47,551                53,099

Other (income) expense:
  Interest income..................       (165,079)         --                    --                   --
  Interest expense.................      1,260,185          --                    --                   --
  Other............................         27,967           2,262                   876                 9,350
                                     -------------  -------------------  --------------------  -------------------
                                         1,123,073           2,262                   876                 9,350
Income (loss) before income tax....      4,345,729         (75,235)               46,675                43,749
Income tax expense (benefit).......      1,036,352          --                    --                   --
                                     -------------  -------------------  --------------------  -------------------

Income (loss)......................  $   3,309,377       $ (75,235)           $   46,675           $    43,749
                                     -------------  -------------------  --------------------  -------------------
                                     -------------  -------------------  --------------------  -------------------
Pro forma income per share.........
Pro forma weighted average shares
 outstanding.......................

                                         YEAR ENDED                      ACQUISITION                 REORGANIZATION
                                      DECEMBER 31, 1995     PENDING       PRO FORMA      PRO FORMA      PRO FORMA      THE COMPANY

                                         TRAFFIC NET      ACQUISITIONS   ADJUSTMENTS     COMBINED      ADJUSTMENTS      PRO FORMA

                                     -------------------  ------------  --------------  -----------  ---------------  --------------

Advertising revenues...............      $ 2,256,769       $2,073,107    $    --        $78,102,357   $    --          $ 78,102,357

Broadcasting costs.................          422,124        1,001,758         --         43,242,909        --            43,242,909

Marketing expense..................          987,167          199,070         --         15,979,598        --            15,979,598

General and administrative
 expense...........................          767,235          440,961         --          8,869,013        --             8,869,013

Depreciation and amortization......            7,320           18,290       1,891,403(F)   5,919,810       --             5,919.810

                                     -------------------  ------------  --------------  -----------  ---------------  --------------

Total operating costs                      2,183,846        1,660,079       1,891,403    74,011,330        --            74,011,330

Income (loss) from operations......           72,923          413,028      (1,891,403)    4,091,027        --             4,091,027

Other (income) expense:
  Interest income..................          --                   873                      (164,206)       --              (164,206)

  Interest expense.................          --                 6,849         571,195(G)   1,838,229       --             1,838,229

  Other............................          --                   819                        41,274        --                41,274

                                     -------------------  ------------  --------------  -----------  ---------------  --------------

                                             --                 8,541         571,195     1,715,297        --             1,715,297

Income (loss) before income tax....           72,923          404,487      (2,462,598)    2,375,730        --             2,375,730

Income tax expense (benefit).......          --                --            (416,160)(H)     620,192        187,566(I)       807,75
8
                                     -------------------  ------------  --------------  -----------  ---------------  --------------

Income (loss)......................      $    72,923       $  404,487    $ (2,046,438)  $ 1,755,538   $    (187,566)   $  1,567,972

                                     -------------------  ------------  --------------  -----------  ---------------  --------------

                                     -------------------  ------------  --------------  -----------  ---------------  --------------

Pro forma income per share.........                                                                                    $        .13

                                                                                                                      --------------

                                                                                                                      --------------

Pro forma weighted average shares
 outstanding.......................                                                                                      12,251,997

                                                                                                                      --------------

                                                                                                                      --------------


                              METRO NETWORKS, INC.


               NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS


                                  (UNAUDITED)

ACQUISITIONS

    During 1995 and 1996, the Company made the following Acquisitions:


     COMPANY                                          DATE
----------------------------------------------------  ----------------------------------------------------
TrafficScan, Incorporated                             March 24, 1995
Skyview Broadcasting Networks, Inc.                   March 9, 1995
Airborne Broadcast Consultants                        March 9, 1995
Airborne Broadcasting Systems, Inc.                   March 9, 1995
Aeromedia, Inc.                                       January 3, 1996
Traffic Net Inc.                                      January 4, 1996
Traffic Net of Connecticut, Inc.                      January 4, 1996
The Weather Bureau, Inc.                              January 4, 1996


    See footnote 2 to the combined financial statements.


    On June 20, 1996, the Company entered into a letter of intent to acquire the assets of Airborne Traffic Network, Inc. ("ATN") for approximately $1.5 million. As of June 30, 1996 ATN provided traffic services to 16 radio stations in Kansas City, Missouri and Omaha, Nebraska. In September 1996, the Company entered into an agreement to acquire the assets of ATN; such transaction is expected to close in January 1997. On July 24, 1996, the Company signed a letter of intent to purchase substantially all of the assets of Wisconsin Information Systems, Inc. for $650,000. All of the Pending Acquisitions will be accounted for as purchases and are assumed to be financed under credit facilities with similar terms as prior acquisitions.


REORGANIZATION

    From 1978 until the closing of the offering, the business of the Company will have been operated through the Predecessor Companies. Until the closing of this offering, all of the equity interests in the Predecessor Companies will be owned by the Saperstein Family.

    In May 1996, Metro Networks, Inc. was incorporated in Delaware. Immediately prior to the closing of this offering, the Saperstein Family will establish Metro Networks, Inc. as a holding company in order to consolidate the issued and outstanding equity interests in the Predecessor Companies, in exchange for shares of the Company's Common Stock. As of the date of the closing of this offering, Metro Networks, Ltd. will distribute certain of its assets, other than MTC GP stock, to Metro Traffic Control, Inc. in partial redemption of Metro Traffic Control, Inc.'s interest in Metro Networks, Ltd.; thereafter Metro Networks, Ltd. will be liquidated. In addition, as of the date of the closing of this offering, Metro Video News, Inc., Metro Reciprocal, Inc., MTC GP, Inc., Skyview Broadcasting Networks, Inc., Airborne Broadcast Consultants, TrafficScan, Incorporated, Traffic Net Inc., The Weather Bureau, Inc. and Traffic Net of Connecticut, Inc. will be merged into Metro Traffic Control, Inc. pursuant to a transaction in which the shareholders of each corporation will receive shares of Metro Traffic Control, Inc. stock. Metro Traffic Control, Inc. will become a wholly-owned subsidiary of the Company as a result of a reverse subsidiary merger of Metro Networks Acquisition, Inc. and Metro Traffic Control Inc. with Metro Traffic Control, Inc. being the surviving entity. The reverse subsidiary merger will qualify as a tax-free reorganization under Section 368(a)(2) of the Internal Revenue Code of 1986, as amended. Metro Networks, Inc. expects to conduct substantially all of its operations through Metro Traffic Control, Inc.

    The unaudited pro forma combined statement of operations was prepared to reflect the transactions as though each of the 1995 Acquisitions, 1996 Acquisitions and Pending Acquisitions had been

                              METRO NETWORKS, INC.

                                  (UNAUDITED)

completed and the Reorganization effected at the beginning of the period presented. The unaudited pro forma combined balance sheet as of June 30, 1996 was prepared as though the Pending Acquisitions and the Reorganization had occurred on June 30, 1996.

    The accompanying pro forma combined balance sheet as of June 30, 1996 reflects the following adjustments:

    (A)A pro forma adjustment is made to reflect the fair value of those  assets
       and   liabilities  that  were  acquired  as   a  result  of  the  Pending
Acquisitions.

    (B)A pro forma adjustment is made to purchase broadcast contracts and other intangibles equal to the excess of the applicable purchase price over the fair values assigned to specific assets less liabilities assumed.

    (C)A pro forma entry is made to (i) reverse the $12,253 of long-term debt of the Pending Acquisitions that will not be assumed by the Company and (ii)
record the additional current and long-term portion of debt to finance the Pending Acquisitions.

    (D)A pro forma adjustment is made to reflect the issuance of 9,350,607 of Common Stock, 2,549,750 of Preferred Stock and the conversion of partnerships and subchapter S corporations into C corporations.

    (E)A pro forma adjustment is made to reflect the deferred taxes related to the conversion of partnerships and subchapter S corporations to C corporations. This adjustment has not been reflected in the pro forma statement of operations, however, at conversion the amount will be charged to operations.

    The accompanying pro forma statements of operations for the year ended December 31, 1995 have been prepared by combining the historical results of the Company with the 1995 and 1996 Acquisitions and the Pending Acquisitions and the Reorganization and reflect the following adjustments:

    (F)Pro forma adjustments are made to the statement of operations to reflect additional depreciation and amortization expense on the fair value of the assets acquired as if the acquisitions had occurred at January 1, 1995. Pro forma depreciation is computed by the straight-line method over the remaining estimated useful lives of the assets. The purchased broadcast contracts and other intangibles are amortized on a straight-line method over a five-year term.

    (G)Pro  forma adjustments are made to the statement of operations to reflect
       (i) the reversal of interest expense of $6,849 on debt not assumed by the Company and (ii) the increase in interest expense due to the additional borrowings to finance the 1995 Acquisitions and 1996 Acquisitions and the Pending Acquisitions. Interest expense on the 1995 Acquisitions and 1996 Acquisitions is based on the actual interest rate under the Company's credit facilities at the date of acquisition for the completed acquisitions. Interest expense on the Pending Acquisitions is based on estimated terms available to the Company at June 30, 1996 for such acquisitions. In addition, interest is provided on the maximum deferred payments related to the pending acquisition of ATN.

    (H)A pro forma adjustment is made to reflect the effect upon the income tax provision as if the 1995 Acquisitions, and 1996 Acquisitions and Pending
Acquisitions had occurred at January 1, 1995.

    (I)A pro forma adjustment is made to reflect the effect upon the income tax provision and deferred income taxes payable in connection with the
Reorganization to account for the conversion of partnerships and subchapter S corporations to C corporations.

                              METRO NETWORKS, INC.

                                  (UNAUDITED)

    (J)A pro forma adjustment is made to reflect the Company's obligation that results from entering into an agreement with the controlling shareholder pursuant to which the controlling shareholder will be provided certain goods and services in the future that are the subject of existing reciprocal arrangements but which have not yet been earned by or delivered to the Company.

    The accompanying pro forma statements of operations for the six months ended June 30, 1996 have been prepared by combining the historical results of the Company with the 1996 Acquisitions and the Pending Acquisitions and the Reorganization and reflect the following adjustments:

    (K)Pro forma adjustments are made to the statement of operations to reflect additional depreciation and amortization expense on the fair value of the assets acquired as if the acquisitions had occurred at January 1, 1995. Pro forma depreciation is computed by the straight-line method over the remaining estimated useful lives of the assets. The purchase broadcast contracts and other intangibles are amortized on a straight-line method over a five-year term.

    (L)Pro forma adjustments are made to the statement of operations to reflect interest expense on the Pending Acquisitions based on estimated terms available to the Company at June 30, 1996 for such acquisitions. In addition, interest is provided on the maximum deferred payments related to the pending acquisition of ATN.

    (M)A pro forma adjustment is made to reflect the effect upon the income tax provision as if the Pending Acquisitions had occurred at January 1, 1995.

    (N)A pro forma adjustment is made to reflect the effect upon the income tax provision and deferred income taxes payable in connection with the
Reorganization to account for the conversion of partnerships and subchapter S corporations to C corporations.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., CS First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                              NUMBER OF
                                                                              SHARES OF
                               UNDERWRITER                                  COMMON STOCK
-------------------------------------------------------------------------  ---------------
Goldman, Sachs & Co......................................................
CS First Boston Corporation..............................................
Donaldson, Lufkin & Jenrette Securities Corporation......................

                                                                           ---------------
        Total............................................................       7,200,000
                                                                           ---------------
                                                                           ---------------

    Under   the  terms  and  conditions   of  the  Underwriting  Agreement,  the
Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such a price less a concession of $
per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,080,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 7,200,000 shares of Common Stock offered.

    The Company, the Seller Stockholder and the Trusts have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

    Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholder and the representatives. Among the factors to be considered in determining the initial public offering price of the Common stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock will be quoted on the Nasdaq National Market under the symbol "MTNT".

    The Company and the Selling Stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................         11
Use of Proceeds................................         15
Dividend Policy................................         15
Capitalization.................................         16
Dilution.......................................         17
Selected Financial and Operating Data..........         18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         20
Business.......................................         29
Management.....................................         44
Certain Transactions...........................         49
Principal and Selling Stockholders.............         51
Description of Capital Stock...................         52
Shares Eligible For Future Sale................         55
Validity of Common Stock.......................         56
Experts........................................         56
Additional Information.........................         56
Glossary.......................................         57
Index to Financial Statements..................        F-1
Underwriting...................................        U-1



    THROUGH AND INCLUDING NOVEMBER , 1996 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                7,200,000 SHARES

                              METRO NETWORKS, INC.

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                     [LOGO]

                              GOLDMAN, SACHS & CO.
                                CS FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Company in connection with the sale of the Common Stock being registered. All amounts are estimates except the registration and filing fees:

                                                                                AMOUNT TO
                                                                                 BE PAID
                                                                               -----------
Securities and Exchange Commission
 Registration Fee............................................................  $    39,656
NASD Fee.....................................................................       12,000
Printing and engraving expenses..............................................      150,000
Legal fees and expenses......................................................      300,000
Accounting fees and expenses.................................................      125,000
Blue Sky fees and expenses...................................................       15,000
Transfer Agent and Registrar fee.............................................       15,000
Miscellaneous expenses.......................................................       43,344
                                                                               -----------
Total........................................................................  $   700,000

INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law and Article EIGHTH of the Company's Certificate of Incorporation provide for indemnification of the Company's directors and officers in a variety of circumstances which may include liabilities under the Securities Act of 1933. Article EIGHTH provides that unless otherwise determined by the Board of Directors of the Company, the Company shall indemnify to the full extent permitted by the laws of Delaware as from time to time in effect, the persons described in Section 145 of the Delaware General Corporation Law.



    The general effect of the provisions in the Company's Amended and Restated Certificate of Incorporation and the Delaware General Corporation Law is to provide that the Company shall indemnify its directors and officers against all liabilities and expenses actually and reasonably incurred in connection with the defense or settlement of any judicial or administrative proceedings in which they have become involved by reason of their status as corporate directors or officers, if they acted in good faith and in the reasonable belief that their conduct was neither unlawful (in the case of criminal proceedings) nor inconsistent with the best interests of the Company. With respect to legal proceedings by or in the right of the Company in which a director or officer is adjudged liable for improper performance of his duty to the Company or another enterprise which such person served in a similar capacity at the request of the Company, indemnification is limited by such provisions that amount which is permitted by the court.


    The Company will maintain officers' and directors' liability insurance which will insure against liabilities that officers and directors of the Company may incur in such capacities. The Company has also entered into indemnification agreements with its directors and officers.

    Reference is made to  the Proposed Form of  Underwriting Agreement filed  as
Exhibit 1 which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act in certain instances, of the Underwriters.

RECENT SALES OF UNREGISTERED SECURITIES

    In connection with the Reorganization, the Company issued 8,300,357 shares of Common Stock to Mr. David Saperstein, 210,050 shares of Common Stock to the Michelle Joy Saperstein Coppola 1994 Trust, 210,050 shares of Common Stock to the Jennifer Beth Saperstein 1994 Trust, 210,050 shares of

Common Stock to the Jonathan Alexander Saperstein 1994 Trust, 210,050 shares of Common Stock to the Alexis Daniella Saperstein 1994 Trust and 210,050 shares to the Stefanie Nicole Saperstein 1994 Trust.

EXHIBITS

    (2a)  Exhibits. See Exhibit Index

UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 11, 1996.


                                          METRO NETWORKS, INC.

                                          By:       /s/ DAVID I. SAPERSTEIN

                                             -----------------------------------
                                                     David I. Saperstein
                                                   CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 has been signed below by the following persons in the capacities and on the date indicated.



                         NAME                                          TITLE                         DATE
------------------------------------------------------  -----------------------------------  --------------------

                /S/ DAVID I. SAPERSTEIN
     -------------------------------------------        Chairman of the Board of Directors     October 11, 1996
                 David I. Saperstein                     and Chief Executive Officer

               /s/ CHARLES I. BORTNICK*
     -------------------------------------------        President and Director                 October 11, 1996
                 Charles I. Bortnick

                 /s/ SHANE E. COPPOLA*
     -------------------------------------------        Executive Vice President and           October 11, 1996
                   Shane E. Coppola                      Director

                                                        Senior Vice President, Chief
                /s/ CURTIS H. COLEMAN*                   Financial Officer and Director
     -------------------------------------------         (Chief Financial and Accounting       October 11, 1996
                  Curtis H. Coleman                      Officer)

                 /s/ GARY L. WOROBOW*
     -------------------------------------------        Senior Vice President, General         October 11, 1996
                   Gary L. Worobow                       Counsel, Secretary and Director


* by David I. Saperstein as attorney-in-fact

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


1.1*       Form of Underwriting Agreement between the Registrant and the
            Representatives.
3.1*       Certificate of Incorporation of the Registrant
3.2**      Form of Amended and Restated Certificate of Incorporation of the
            Registrant
3.3*       Bylaws of the Registrant
3.4**      Form of Amended and Restated Bylaws of Registrant.
4.1**      Form of Common Stock Certificate
4.2**      Form of Series A Convertible Preferred Stock Certificate
5.1*       Opinion of Paul, Hastings, Janofsky & Walker as to the validity of the
            Common Stock.
10.1*      Credit Agreement dated October 21, 1994 among Metro Traffic Control,
            Inc., Metro Networks, Ltd, and NationsBank of Texas, N.A.
10.2*      First Amendment to Credit Agreement dated May 22, 1995 among Metro
            Traffic Control, Inc., Metro Networks, Ltd, and NationsBank of Texas,
            N.A.
10.3*      Second Amendment to Credit Agreement dated November 22, 1995 among
            Metro Traffic Control, Inc., Metro Networks, Ltd, and NationsBank of
            Texas, N.A.
10.4*      Lease Agreement, dated April 15, 1988 between Tower, Limited and Metro
            Traffic Control, Inc.
10.5*      First Amendment to Lease Agreement, dated September 1, 1988 between
            Tower, Limited and Metro Traffic Control, Inc.
10.6*      Lease Amendment Number Two, dated April 23, 1991 between Tower,
            Limited and the Registrant.
10.7*      Lease Amendment Number Three, dated January 28, 1992 between Tower,
            Limited and the Registrant.
10.8*      Sublease Agreement dated January 5, 1996 between Transcontinental Gas
            Pipe Line Corporation and Metro Traffic Control, Inc.
10.9*      Lease Agreement dated April 18, 1990 between Transco Tower Limited and
            Metro Traffic Control, Inc.
10.10*     Lease Amendment Number One dated October 19, 1988 between Transco
            Tower, Limited and Metro Traffic Control, Inc.
10.11*     Lease Amendment Number Two dated January 29, 1992 between Transco
            Tower, Limited and Metro Traffic Control, Inc.
10.12*     Lease Amendment Number Three dated May 28, 1992 between Transco Tower,
            Limited and Metro Traffic Control, Inc.
10.13*     Employment Agreement between the Registrant and Mr. David I.
            Saperstein.
10.14*     Employment Agreement between the Registrant and Mr. Charles I.
            Bortnick
10.15*     Employment Agreement between the Registrant and Mr. Shane E. Coppola
10.16*     Employment Agreement between the Registrant and Mr. Curtis H. Coleman
10.17*     Employment Agreement between the Registrant and Mr. Gary L. Worobow
10.18**    Metro Networks, Inc. Employee Stock Purchase Plan
10.19*     1996 Incentive Stock Option Plan
10.20**    Stock Loan and Pledge Agreement between the Registrant and David I.
            Saperstein
10.21**    Indemnification Agreement between the Registrant and David I.
            Saperstein
10.22*     Third Amendment to Credit Agreement dated June 18, 1996 among Metro
            Traffic Control, Inc., Metro Networks, Ltd. and NationsBank of Texas,
            N.A.
10.23**    Fourth Amendment to Credit Agreement dated September 25, 1996 among
            Metro Traffic Control, Inc., Metro Networks, Ltd. and NationsBank of
            Texas, N.A.

10.24**    Form of Credit Agreement among Metro Networks, Inc., certain lenders, and NationsBank of Texas, N.A., as Administrative Lender, dated as of
            , 1996.
11.1*      Statement re: computation of per share earnings
21.1*      Subsidiaries of the Company.
23.1**     Consent of KPMG Peat Marwick LLP
23.2*      Consent of Paul, Hastings, Janofsky & Walker (included in Exhibit
            5.1).
23.3**     Consent of KPMG Peat Marwick LLP
24.*       Powers of Attorney, included on pages II-3.
27.1*      Financial Data Schedule
99.1*      Consent of James A. Arcara


------------------------
 *  Previously filed

**  Filed herewith.

                                 EXHIBIT INDEX


 Exhibit                                                                                               Sequentially
  Number    Exhibit                                                                                   Numbered Pages
----------  ----------------------------------------------------------------------------------------  ---------------
1.1*        Form of Underwriting Agreement between the Registrant and the                             Representatives.
3.1*        Certificate of Incorporation of the Registrant
3.2**       Form of Amended and Restated Certificate of Incorporation of the Registrant
3.3*        Bylaws of the Registrant
3.4**       Form of Amendment and Restated Bylaws of Registrant
4.1**       Form of Common Stock Certificate
4.2**       Form of Series A Convertible Preferred Stock Certificate
5.1*        Opinion of Paul, Hastings, Janofsky & Walker as to the validity of the Common Stock.
10.1*       Credit Agreement dated October 21, 1994 among Metro Traffic Control, Inc., Metro
             Networks, Ltd, and NationsBank of Texas, N.A.
10.2*       First Amendment to Credit Agreement dated May 22, 1995 among Metro Traffic Control,
             Inc., Metro Networks, Ltd, and NationsBank of Texas, N.A.
10.3*       Second Amendment to Credit Agreement dated November 22, 1995 among Metro Traffic
             Control, Inc., Metro Networks, Ltd, and NationsBank of Texas, N.A.
10.4*       Lease Agreement, dated April 15, 1988 between Tower, Limited and Metro Traffic Control,
             Inc.
10.5*       First Amendment to Lease Agreement, dated September 1, 1988 between Tower, Limited and
             Metro Traffic Control, Inc.
10.6*       Lease Amendment Number Two, dated April 23, 1991 between Tower, Limited and the
             Registrant.
10.7*       Lease Amendment Number Three, dated January 28, 1992 between Tower, Limited and the
             Registrant.
10.8*       Sublease Agreement dated January 5, 1996 between Transcontinental Gas Pipe Line
             Corporation and Metro Traffic Control, Inc.
10.9*       Lease Agreement dated April 18, 1990 between Transco Tower Limited and Metro Traffic
             Control, Inc.
10.10*      Lease Amendment Number One dated October 19, 1988 between Transco Tower, Limited and
             Metro Traffic Control, Inc.
10.11*      Lease Amendment Number Two dated January 29, 1992 between Transco Tower, Limited and
             Metro Traffic Control, Inc.
10.12*      Lease Amendment Number Three dated May 28, 1992 between Transco Tower, Limited and Metro
             Traffic Control, Inc.
10.13*      Employment Agreement between the Registrant and Mr. David I. Saperstein.
10.14*      Employment Agreement between the Registrant and Mr. Charles I. Bortnick
10.15*      Employment Agreement between the Registrant and Mr. Shane E. Coppola
10.16*      Employment Agreement between the Registrant and Mr. Curtis H. Coleman
10.17*      Employment Agreement between the Registrant and Mr. Gary L. Worobow
10.18**     Metro Networks, Inc. Employee Payroll Deduction Stock Purchase Plan
10.19*      1996 Incentive Stock Option Plan
10.20**     Stock Loan and Pledge Agreement between the Registrant and David I. Saperstein
10.21**     Indemnification Agreement between the Registrant and David I. Saperstein
10.22*      Third Amendment to Credit Agreement dated June 18, 1996 among Metro Traffic Control,
             Inc., Metro Networks, Ltd. and NationsBank of Texas, N.A.
10.23**     Fourth Amendment to Credit Agreement dated September 25, 1996 among Metro Traffic
             Control, Inc., Metro Networks, Ltd. and NationsBank of Texas, N.A.

10.24**     Form of Credit Agreement among Metro Networks, Inc., certain lenders, and NationsBank of
             Texas, N.A., as Administrative Lender, dated as of
             , 1996.
11.1*       Statement re: computation of per share earnings
21.1*       Subsidiaries of the Company.
23.1**      Consent of KPMG Peat Marwick LLP
23.2*       Consent of Paul, Hastings, Janofsky & Walker (included in Exhibit 5.1).
23.3**      Consent of KPMG Peat Marwick LLP
24.*        Powers of Attorney, included on pages II-3.
27.1*       Financial Data Schedule
99.1*       Consent of James A. Arcara


------------------------
 *  Previously filed

**  Filed herewith.